SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_N/A_.

A copy of the Registrant's:

(a) Annual Report for the fiscal year ended December 31, 2008

is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-11280

Registration Statement on Form S-8 #333-12910
Registration Statement on Form S-8 #333-101793
Registration Statement on Form S-8 #333-109424

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

Jack S. Mustoe
Senior Vice President, Chief Legal Officer,
and Corporate Secretary

March 19, 2009

EXHIBITS

Attached hereto is:

(a) Annual Report for the fiscal year ended December 31, 2008

NOVA CHEMICALS:
BUILDING ON FUNDAMENTAL STRENGTHS

NOVA Chemicals®

2008 ANNUAL REPORT

NOVA Chemicals develops and manufactures chemicals and plastic resins that make everyday life safer, easier and more energy efficient. Through our 10-year history as a publicly traded company, we have focused on the fundamental strengths of our business.

NOVA Chemicals' value generation is driven by our:

- **Cost Advantaged Production**
- **Value Adding Technology**
- **Expanding Global Markets**

Financial Highlights

Three-Year Review

(millions of U.S. dollars, except per share amounts and ratios)	2008	2007	2006
Revenue	$ 7,366	$ 6,732	$ 6,519
Adjusted EBITDA[1]	$ 441	$ 864	$ 624
Net (Loss) Income	$ (48)	$ 347	$ (703)[2]
Net (Loss) Income per Common Share[3]			
— Basic	$ (0.57)	$ 4.19	$ (8.52)
— Diluted	$ (0.57)	$ 4.16	$ (8.52)
Adjusted Net Income	$ 46	$ 324	$ 125
Adjusted Net Income per Common Share[3]			
— Diluted	$ 0.55	$ 3.88	$ 1.52
Cash Provided by Operating Activities	$ 272	$ 329	$ 350
Property, Plant and Equipment Additions	$ 166	$ 156	$ 198
Total Assets	$ 4,034	$ 4,856[4]	$ 4,100[4]
Net Debt to Total Capitalization	62.6%	60.3%	75.9%
(Loss) Return on Average Common Equity[5]	(4.4)%	43.2%	(55.6)%
Closing Share Price			
— NYSE (U.S. $)	$ 4.77	$ 32.40	$ 27.90
— TSX (Canadian $)	$ 5.85	$ 32.27	$ 32.50

(1) Adjusted EBITDA equals net (loss) income before interest expense, income taxes, depreciation and amortization, other gains and losses, mark-to-market feedstock derivatives and restructuring charges. See Supplemental Measures on page 53.
(2) NOVA Chemicals' results in 2006 were negatively impacted by restructuring charges totaling $861 million after-tax. See Note 13 on page 107.
(3) There were 83 million weighted-average basic common shares outstanding in 2008, 2007 and 2006. There were 83 million, 84 million and 83 million weighted-average diluted common shares outstanding in 2008, 2007 and 2006, respectively.
(4) Certain comparative figures have been restated to conform with adoption of new standards and with current year presentation.
(5) (Loss) return on average common equity equals net (loss) income divided by average common equity. See Supplemental Measures on page 53.

Table of Contents

1 | Financial Highlights
2 | Letter to Shareholders
9 | Executive Leadership Team
10 | Fundamental Strengths
15 | NOVA Chemicals At-A-Glance
16 | Social Responsibility
18 | Board of Directors and Corporate Governance
19 | 2008 Financial Review

Letter to Shareholders



JEFFREY M. LIPTON
Chief Executive Officer

2008 was an exceptionally challenging year for our company. Turmoil in the financial and credit markets brought about significant changes in our business as well as the global economy. These pressures continued into early 2009, when the Company faced a looming liquidity crisis. I was therefore pleased to announce on February 23, 2009, that NOVA Chemicals had entered into an agreement with International Petroleum Investment Company (IPIC) providing for IPIC to acquire all of the outstanding common shares of our company.

When compared to the wide range of alternatives that our company had explored, including remaining as an independent company, the IPIC transaction was clearly the most attractive alternative for NOVA Chemicals' shareholders. The transaction will provide our shareholders with a meaningful premium, and facilitate the Company meeting its obligations and strengthening its balance sheet. We also believe that the proposed transaction is a great deal for our customers and suppliers, our employees and their families as well as the communities and countries in which we operate. The transaction should remove a great deal of uncertainty from our future for everyone associated with our company.

IPIC is an active investor in petroleum and petrochemicals businesses, and has one of the strongest financial foundations in our industry. It is wholly owned by the Government of the Emirate of Abu Dhabi.

IPIC has indicated to us that they intend to keep NOVA Chemicals operating independently in its present form under the same name. Chris Pappas along with the rest of the leadership group and our talented operating and technical teams will be able to take advantage of growth opportunities in Alberta, Ontario and the U.S. They will also be able to continue our highly productive research efforts based in Calgary.

"The IPIC transaction was clearly the most attractive alternative for NOVA Chemicals' shareholders. The transaction will provide our shareholders with a meaningful premium, and facilitate the Company meeting its obligations and strengthening its balance sheet. We also believe that the proposed transaction is a great deal for our customers and suppliers, our employees and their families as well as the communities and countries in which we operate."

IPIC is acquiring a terrific company. NOVA Chemicals is focused on one of the largest and strongest segments in the chemical industry, ethylene and polyethylene. We have outstanding worldscale assets, unique process and product technology, great people, supportive communities and a sustainable feedstock advantage in Alberta, Canada. All of these will be complementary to IPIC's other ethylene and polyethylene businesses in Europe and the Middle East. NOVA Chemicals employees will not only gain immediate stability but also the promise of an exciting future.

Having spent a reasonable amount of time with IPIC's leaders, I'm confident that they will fully support NOVA Chemicals' longstanding commitment to Responsible Care, which is the chemical industry's program to ensure safety, health and environmental performance. I am confident that the company will maintain its engagement in the communities and regions in which we operate. I also have no doubt that the combination of IPIC's financial strength and NOVA Chemicals' assets and people will generate very strong economic and job growth in just about every part of the world in which we operate in the coming years. The proposed transaction therefore has the potential to positively impact many of our stakeholders, their families and their communities as well as being beneficial for our shareholders.

I would like to express my thanks to our investors, employees, customers and communities who have continued to support NOVA Chemicals in these very difficult times.



JEFFREY M. LIPTON
Chief Executive Officer

Operating Review and Outlook



CHRISTOPHER D. PAPPAS
President and Chief Operating Officer

NOVA Chemicals has always focused on its fundamental strengths of low cost, superior technology and market knowledge. By hiring and retaining outstanding people we ensure these fundamental strengths will be long lasting competitive advantages.

Despite the setbacks that NOVA Chemicals recently faced, I believe these fundamental strengths, when combined with IPIC's financial strength and the synergies with its investment portfolio in petrochemicals, can potentially create a global force in this industry.

BUSINESS PERFORMANCE

For seven consecutive quarters, from Q1 2007 through the end of Q3 2008, results were outstanding for our company, with record earnings, volumes and tremendous safety and environmental performance as well. The NOVA Chemicals team took full advantage of our Alberta Advantage and delivered outstanding results.

The run of earnings records was interrupted when the financial crisis crested in September of 2008, dramatically accelerating the global economic downturn. Our customers stopped buying polyethylene in October and November in order to reduce their inventories in a time of rapidly falling prices. It is important to understand that our polyethylene product line is heavily weighted to consumer staple oriented products like bread bags, food pouches, yogurt containers and other packaging as you can see in Figure 1. Because of this dynamic, our customers continued to consume product at close to normal rates while they reduced their inventory and manufacturers reduced production rates.

"Alberta continues to be the only place in North America where growth in our industry makes economic sense and NOVA Chemicals is best positioned to take advantage of those opportunities."

FIG.1. POLYETHYLENE MAJOR MARKETS

North America



24%
57%
12%
3%
4%
Packaging
Consumer & Institutional
Building & Construction
Transportation
Other

Source: American Chemistry Council. Based on 2007 domestic demand.

Inevitably, when inventories get low, our customers respond by starting to buy resin again and that's what happened in late November in North America and a little earlier in Asia. In fact, perhaps surprisingly to some observers, December 2008 was the best December for polyethylene sales in our history and the second best month we have ever had. And that positive sales trend has continued very solidly into early 2009.

The downturn in orders early in Q4 was compounded by the historic reset of feedstock prices, led by crude oil as shown in Figure 2. Prices for polyethylene decreased by almost 50% in the space of four months, an unprecedented correction. The impact on NOVA Chemicals was enormous: our total sales volumes were extremely low in October and November, prices were down dramatically and we experienced flow through costs of $364 million and inventory write-downs of

FIG.2 POLYETHYLENE WEEKLY PRICES VS WTI CRUDE OIL


PE, Cents Per Pound
Oil, Dollars Per Barrel
100
75
50
25
125
100
75
50
25
0
JAN-07
APR-07
JUL-07
OCT-07
JAN-08
APR-08
JUL-08
OCT-08
JAN-09
NA Spot
Asia
WTI Oil

Source: CMAI, Platt's, NOVA Chemicals.
Data through Jan. 13 2009

$129 million in the fourth quarter as we consumed feedstocks purchased at the higher prevailing costs from earlier in the fall.

MARKET DYNAMICS RESET

However, it is important to note that although the fourth quarter was tough, when you take away the impact of feedstock and currency gyrations, the underlying Adjusted EBITDA for our business in Q4 was $156 million. In fact, the newly reset market dynamics are positive for NOVA Chemicals. Because of lower feedstock costs the prices for our products are even more competitive versus other materials, so we can expect demand growth to continue, particularly for polyethylene going into consumer staple applications. Inventories are at all-time lows and our Alberta Advantage has already started to return to its historic range. So in total, the wrenching shifts of the fourth quarter have put NOVA Chemicals in an enviable competitive position in the North American polyethylene industry.

STYRENICS JV PERFORMANCE

In our styrene and styrenic polymers joint venture with INEOS, the joint venture management team also continues to drive out costs. Since startup, the JV has reduced fixed costs from $405 million per year to a 2010 budget level of $240 million. The team has been successful rationalizing assets and finding synergies, but the styrenics market, which is based on durables and construction, has continued to be unfavorable. One of the most positive developments for styrenics is the radical reduction in the price of benzene feedstocks – approximately 75% in three months. For several years the high price of benzene relative to crude oil has suppressed demand growth for styrenic polymers. We are also looking for strategic alternatives and ways to take out additional costs to make this business a meaningful contributor to earnings.

OPPORTUNITIES AND PLANS

We look forward to taking advantage of the fundamental strengths of our company which make NOVA Chemicals unique in our industry. The story is told in more detail starting on page ten of this report.

The foundation of our business is the Alberta Advantage which provides NOVA Chemicals with a significant ethylene cash cost advantage over similar U.S. Gulf Coast facilities. The Advantage averaged 17 cents per pound in 2008, a record level in spite of a historically weak fourth quarter. The low Advantage in the fourth quarter was an anomaly resulting from the combination of reduced Gulf Coast feedstock demand from September hurricanes and plant closings due to the collapse of crude oil and related feedstock prices in Q4. In fact, we have seen the Advantage begin to strengthen in early 2009 and we expect it to return to the historic range relatively quickly based on the historic relationship to crude oil. Alberta continues to be the premier place in North America for growth in our industry, and NOVA Chemicals is uniquely positioned to take advantage of those opportunities.

TECHNOLOGY ADVANTAGE

As the developing world continues to modernize, demand growth rates for polyethylene should continue to increase. The value of this simple product compared to its cost is very, very high and products from our proprietary Advanced SCLAIRTECH™ (AST) technology will allow for even thinner, stronger, more cost-effective food packaging – and therefore speed up growth even more.

We have leading edge polyethylene process and catalyst technologies that deliver a broad range of world class products. Our margins for AST technology based resins continue to improve as our customers are willing to pay premium prices for a product that delivers advantages in their markets.

NOVA Chemicals also owns, supports and operates proprietary gas phase catalyst and process polyethylene technology that has some of the lowest operating costs in the world. NOVA Chemicals has modified and developed its gas phase polyethylene capabilities to become a fully competitive proprietary technology and offers its Ziegler Natta catalysts technology for license.

We also have exciting new technologies coming to market in our Performance Styrenics business such as

"NOVA Chemicals has a bright future based on our fundamental strengths. We believe we have a unique company with advantages that are built to last."

our Elemix® concrete additive that provides lighter weight and enhanced durability in a variety of concrete applications.

All in all, we have an enviable portfolio of proprietary technologies that add value for our customers and for our business. And we believe we have only scratched the surface of their potential.

LOOKING FORWARD

NOVA Chemicals has a bright future based on our fundamental strengths. We believe we have a unique company with advantages that are built to last. We plan to continue to invest in our technology and evaluate new growth opportunities. Our company is built on low cost feedstocks and operations, differentiating technology and long-term customer relationships.

Following the proposed acquisition by IPIC, NOVA Chemicals would become an integral part of an emerging global force in our industry. IPIC's current portfolio of petrochemical investments and their current growth provide significant synergy opportunities with NOVA Chemicals' technology, markets, customers and people. With the financial strength of IPIC, NOVA Chemicals has the potential to grow substantially in Alberta, improve its operations in Ontario and look to other growth opportunities in the Americas as well. These are exciting prospects for NOVA Chemicals.

I would also like to thank our employees who have dealt with a variety of challenges very calmly and capably over the last year. Their dedication to safe, responsible innovation is what makes the difference for us.

And finally, on behalf of NOVA Chemicals I want to acknowledge the leadership of Jeff Lipton over the last 10+ years. Jeff has been an exceptional leader in our industry, for our company and for me personally. His guidance and coaching have made an enormous difference for many of us at NOVA Chemicals. Jeff's fundamental beliefs in Responsible Care, low cost operations, value adding technology and treating people fairly and respectfully are the cornerstones of NOVA Chemicals and will continue to serve us well into the future.

CHRISTOPHER D. PAPPAS
President and Chief Operating Officer











Shown left to right, top to bottom

JEFFREY M. LIPTON
Chief Executive Officer
Jeff joined NOVA Corporation in 1994 as Senior Vice President and Chief Financial Officer and was named President and Chief Operating Officer that same year. He assumed his position as Chief Executive Officer of NOVA Chemicals in July 1998 and has announced his retirement effective May 1, 2009.

CHRISTOPHER D. PAPPAS
President and Chief Operating Officer
Chris joined NOVA Chemicals in 2000 as Senior Vice President and President Styrenics and assumed his current position as President and Chief Operating Officer in January 2008. He has been working in the chemical industry for nearly 30 years and has been chosen by the Board of Directors to succeed Jeff Lipton as CEO effective May 1, 2009.

LARRY A. MACDONALD
Senior Vice President and Chief Financial Officer
Larry joined Petrosar, a predecessor company of NOVA Corporation of Alberta, in 1979 and assumed his current position as Senior Vice President and Chief Financial Officer of NOVA Chemicals in October 2001. Larry has held various leadership positions within NOVA Corporation and NOVA Chemicals, including Vice President and Treasurer; Senior Vice President, Corporate Development; and Senior Vice President, Manufacturing East.

JACK S. MUSTOE
Senior Vice President, Chief Legal Officer and Corporate Secretary
Jack joined NOVA Corporation in 1988 as Senior Vice President, General Counsel and Corporate Environmental Officer, and gained the responsibility of Corporate Secretary in 2004. In September 2006, he assumed his current position as Chief Legal Officer. He has been working in the chemical and oil and gas industries for almost three decades, beginning with Dome Petroleum Limited in 1979.

MARILYN N. HORNER
Senior Vice President and Chief Human Resources Officer
Marilyn joined Polysar Limited, a predecessor company of NOVA Corporation of Alberta, in 1985 and assumed her current position as Senior Vice President and Chief Human Resources Officer of NOVA Chemicals in September 2008. Marilyn has held various leadership positions within NOVA Corporation and NOVA Chemicals, including Vice President and Controller; and Vice President, Human Resources and Corporate Effectiveness.

Cost Advantaged Production

Cost advantaged production is the cornerstone of NOVA Chemicals' long-term competitiveness and a key driver of our profitability. The Company's primary manufacturing facility in Joffre, Alberta, Canada, benefits from the region's structural cost advantages for the production of ethylene and polyethylene. Due to the "Alberta Advantage," Joffre is the lowest-cost production facility in North America and one of the lowest-cost in the world. Since feedstock accounts for up to 80% of the total cost to produce ethylene, the Alberta Advantage can lead to enhanced long-term profitability for NOVA Chemicals relative to North American competitors, independent of industry cycles.

The major components of the Alberta Advantage are detailed on page 28 of Management's Discussion & Analysis.

Fig. 3 ETHANE COST, Cents Per Gallon


80
40
0
1990-2005
2006
2007
2008
Alberta Ethane
USGC Ethane

Source: CMAI.

NOVA Chemicals acquires ethane feedstock in Alberta at natural gas cost plus fees for extraction and delivery. In contrast, the U.S. Gulf Coast (USGC) ethane market has many consumers that acquire ethane at the market price - which is usually significantly above cost. This dynamic is a significant contributor to NOVA Chemicals' Alberta Advantage.

Fig. 4 ETHYLENE CAPACITY, Billion Pounds Per Year


2.1
1.3
2.0
1.0
0.0
Joffre
USGC

Source: CMAI.

NOVA Chemicals' Joffre plants are nearly 60% larger than the average USGC plant. These newer, more energy efficient facilities build on NOVA Chemicals' structural feedstock advantage to yield a sustainable ethylene cash cost advantage.

Fig. 5 ALBERTA ADVANTAGE, Cents Per Pound


20
10
0
7
11
17
17
1990-2005
2006
2007
2008

Since 1990, the Alberta Advantage has averaged approximately 8 cents per pound, but can be significantly higher in periods of higher energy prices. The Alberta Advantage has a relationship to the price of ethane on the U.S. Gulf Coast, which generally follows crude oil prices; higher crude prices generally mean a larger advantage. Since 2006, the Alberta Advantage has been as high as 35 cents per pound and has averaged 15 cents per pound.

FIG. 6 THE ALBERTA ADVANTAGE

Alberta's large and efficient natural gas and ethane collection and delivery infrastructure enable long-term access to low-cost feedstock. In addition, Alberta is ideally positioned to benefit from new sources of low-cost feedstock from the Canadian Oil Sands and new gas supplies from Western Canada and the Arctic.


ALASKA GAS
MACKENZIE DELTA GAS
WESTERN SEDIMENTARY BASIN GAS
OIL SANDS OFF-GAS
ALBERTA ENERGY HUB
CENTRAL CANADA
CALIFORNIA
U.S. MIDWEST
Potential Natural Gas Supply Line
Existing Pipeline Routes
Natural Gas Supply
Western Canadian Sedimentary Base
Source: CEPA/NOVA Chemicals November 2007



NOVA Chemicals realizes the benefit of the ethylene cost advantage on its polyethylene production at the Joffre site — used in everyday consumer staple products like food packaging — and through the sale of ethylene to other Alberta petrochemical manufacturers at varying contractual arrangements below USGC prices.

Value Adding Technology

Customers highly value product quality and performance. NOVA Chemicals' product quality and performance receive industry-leading ratings.[1]

Barrier Film Food Packaging



SURPASS® packaging film resin manufactured with Advanced SCLAIRTECH™ technology provides industry leading moisture-barrier performance and the ability for packaging designers to create thinner packaging to meet both performance and sustainability objectives. Our film resins are found throughout the grocery store in applications, such as cereal liners and fresh produce, meat, cheese and poultry packaging.

Thin Wall Injection Molding



Our polyethylene injection molding products – NOVAPOL®, SCLAIR® and SURPASS performance resins deliver value through process and material efficiencies – providing our customers with an advantage in applications such as food packaging, pallets, crates, caps and closures.

Rotational Molding


Twin Troller X10

Carolina Electric Boat Company's Twin Troller x10 electric boats, made exclusively with NOVA Chemicals' SURPASS performance resins, won "Product of the Year" from the Association of Rotational Molders. This innovative design uses SURPASS performance resins to displace traditional materials such as aluminum and wood - delivering a lighter, tougher product to the boating industry.

(1) Source: 2008 market perception study

"In our business, sustainable performance depends on low costs and differentiating technology. NOVA Chemicals has both. We've created a technology portfolio that delivers both outstanding value for our customers and higher margins for NOVA Chemicals."

CHRIS PAPPAS
President and Chief Operating Officer, NOVA Chemicals

NOVA Chemicals' fully proprietary technology extends throughout the value chain from catalyst and process technologies all the way to customer end-use applications. Our technology portfolio includes the freedom to build and operate polyethylene plants using both solution and gas-phase production processes, leading to lower production costs, higher yields and better products.

NOVA Chemicals' Advanced SCLAIRTECH technology uses proprietary catalyst and process technologies to produce the SURPASS family of polyethylene resins. SURPASS resins are world-class leaders in product performance for high-value film, rotational molding and thin-wall injection molding polyethylene applications.

NOVA Chemicals also produces ARCEL® advanced foam resin and Elemix® concrete additive, unique materials that leverage the benefits of styrenics technology to provide economic, environmental and performance advantages.

We apply proprietary technology to our portfolio of polymers and products to help our customers reduce their environmental impact. Our products provide raw material source reduction and energy efficiency throughout the lifecycle of many consumer and industrial products.

ARCEL RESIN



ARCEL advanced foam resin is a sustainable packaging solution for high-end products that reduces packaging size by as much as 40%. This results in a positive domino effect that cuts energy consumed in the manufacturing of packaging, lowers fuel consumption, transportation costs and emissions throughout the supply chain, and reduces the waste stream.

ELEMIX CONCRETE ADDITIVE



Elemix concrete additive using NOVA Chemicals' polymer technology is specially formulated to provide lighter weight and enhanced durability in structural and non-structural concrete applications. Elemix additive was voted the "Most Innovative Product" in the category of Concrete Making Materials at the 2009 World of Concrete tradeshow. A panel of industry experts selected Elemix additive because of the innovation and value it delivers to the industry.

Expanding Global Markets

Demand for basic plastics is growing rapidly. Polyethylene volume demand has grown very consistently, averaging 5% per year since 1990. The impact of prior economic slow-downs on long-term polyethylene demand growth has been minor because of the essential value that consumer staple polyethylene packaging brings to everyday life.

Value Drives Demand
The products our industry delivers are basic to health, food safety and energy conservation, areas that are critical in developed and particularly developing economies.

The increasing value of plastics is a result of the technology investment that creates products that are consistently better, safer and more cost-effective — lowering the cost of food by reducing spoilage.

Growing Opportunity
When contrasting the polyethylene consumption of advanced economies to emerging ones, there is a distinct difference. One billion people in advanced economies use 80 pounds of polyethylene per person annually while the majority of the world - 5.7 billion people in emerging regions - are only using 14 pounds of polyethylene per person annually. The use of plastic for food packaging in Western Europe and North America is a primary driver of consumption compared to the lower rates in emerging regions.

Only a small fraction of the food produced in India, for example, is packaged, resulting in increased spoilage and higher overall food costs (Figure 7). Consultants estimate plastic food packaging can reduce spoilage by 20-40%, creating tremendous market potential for polyethylene in addressing a basic social need.

GLOBAL OPPORTUNITY



Increased use of food packaging among the 5.7 billion people in developing economies can reduce food spoilage and represents strong potential demand growth for polyethylene. Today, people in these regions consume only 14 pounds per person as compared to 80 pounds per person for the developed world's 1 billion people.

FIG. 7 INDIA – FOOD PACKAGING



Millions of Pounds
300
200
100
0
Milk
Produce
Poultry
Packaged
Unpackaged

Source: Government of India Reports: Business Knowledge Resources, NOVA Chemicals.

NOVA CHEMICALS AT-A-GLANCE

We produce chemicals, polymers and plastic products that are essential to everyday life. NOVA Chemicals is built on low-cost feedstocks and operations, differentiating technology and long-term customer relationships. The key components of our business are two operating units, Olefins/Polyolefins, our largest and most profitable business, and Performance Styrenics, plus our 50% share of the INEOS NOVA joint venture.

OLEFINS/POLYOLEFINS



2008 revenue: $5.3 billion
Products include: ethylene; linear low-density, low-density and high-density polyethylene; and chemical and energy co-products.

STYRENE-BASED BUSINESSES



Performance Styrenics
2008 revenue: $433 million
Products include: performance polymers, expandable polystyrene and building and construction products.



INEOS NOVA Joint Venture
2008 revenue: $1.9 billion
Products include: styrene, polystyrene and expandable polystyrene.

OPERATING LOCATION CAPACITIES

(millions of pounds)

OLEFINS/POLYOLEFINS	Ethylene[1]	Co-products[2]	Standard Polyethylene	Advanced SCLAIRTECH Polyethylene
Joffre, AB	4800	830	1480	950
Corunna, ON	1800	4700		
Mooretown, ON			740	
St. Clair River, ON			450	
Total	6600	5530	2670	950

PERFORMANCE STYRENICS	Styrene	Expandable Polystyrene[4]	Styrenic Performance Polymers[5]
Channelview, TX [3]	400		
Monaca, PA		180	158
Painesville, OH		100	
Total	400	280	158

(1) Ethylene and co-product capacities are dependent on feedstock mix.
(2) Co-products include energy co-products, such as vacuum gas oil and distillates, and chemical co-products, such as propylene, aromatics, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, C9 resin oils and hydrogen.
(3) Represents NOVA Chemicals' minority equity position in the LyondellBasell Channelview, Texas, facility.
(4) In the first quarter of 2009, the capacity of the Monaca, PA, and Painesville, OH, EPS operations were re-rated to 180 million pounds and 100 million pounds, respectively, for a combined total of 280 million pounds.
(5) Styrenic Performance Polymers include ARCEL and DYLARK® resins. Total includes finishing capacities available at third-party toll manufacturers.

SOCIAL RESPONSIBILITY



Our employees generously donate their time to United Way Days of Caring and other community outreach programs.

Responsible Care® and the principles of sustainability create the foundation of NOVA Chemicals' social responsibility initiatives. Responsible Care is a global chemical industry initiative that helps member companies continuously improve in the critical areas of health, safety, security, environmental protection and product stewardship.

For more than a decade, NOVA Chemicals has taken a proactive approach to incorporate Responsible Care values and sustainability principles company-wide. Our efforts are focused in three areas:

- **Environment** — maintaining sound stewardship and careful management of our natural resources, including air, land and water.
- **Social** — developing products that deliver value to our customers; making everyday life safer, healthier and easier; and engaging in and supporting our communities.
- **Economic** — creating economic value for our stakeholders and continuing to contribute to our communities through jobs, sales of goods and services and taxes.

Safety

NOVA Chemicals operates on the premise that all work-related illnesses and injuries can be prevented. Our goal is to foster a culture that focuses on the critical importance of safe behaviors, on- and off-the-job.

FIG. 8 TOTAL RECORDABLE CASE RATE* COMPARISON


2.0
1.5
1.0
0.5
0.0
2003
2004
2005
2006
2007
2008
NOVA Chemicals
American Chemistry Council

Total Recordable Case Rate: The number of away from work cases, medical treatment cases or restricted work cases as a rate per 200,000 hours worked.

FIG.9 PROCESS FIRES INDEX, 1998=1


1.0
0.8
0.6
0.4
0.2
0.0
1998
2000
2002
2004
2006
2008

NOVA Chemicals defines process fires as any fire or evidence of a flame, even those smaller than a candle flame. Preventing process fires reduces the risk of serious injuries and major equipment damage.

Environmental Protection

NOVA Chemicals is investing in energy-efficiency projects and reducing greenhouse gas emissions at our manufacturing facilities. Our strategies support investments in technology and projects that drive step-change improvements in these areas.

Product Stewardship

We work with our customers to manage the impact of our products throughout the product lifecycle. This process integrates health, safety and environmental safeguards as part of the development, manufacturing, handling and use of our chemical products, plastic resins and finished products.

Emergency Preparedness and Security

Each of our facilities is ready to respond to crisis situations in order to protect our workers, the community and the environment. We believe in proactive involvement and planning, and we continually re-evaluate and test our security systems through drills with local emergency responders.

Community Involvement

We are committed to maintaining open, long-term relationships with all of our stakeholders. As part of this commitment, we work to inform our communities about our operations and seek input about concerns through community advisory panels, open houses, community forums and personal visits.

We also invest in the well-being of our communities by lending a hand to organizations that positively impact the overall quality of life. These investments focus on education and research, health and community services, and arts programs.

Additional information is available on our website at www.novachemicals.com under Social Responsibility.

Board of Directors

JAMES M. STANFORD, O.C.
— director since 1999 - Chairman of the Board

JERALD A. BLUMBERG — director since 2000

DR. F. PETER BOER — director since 1991

JACQUES BOUGIE, O.C. — director since 2001

LAURIE BRLAS — director since 2008

DR. JOANNE V. CREIGHTON — director since 2001

ROBERT E. DINEEN, JR. — director since 1998

CHARLES W. FISCHER — director since 2008

L. YVES FORTIER, C.C., O.Q., Q.C., LL.D
— director since 1998

KERRY L. HAWKINS — director since 1998

JEFFREY M. LIPTON — director since 1996

ARNOLD M. LUDWICK — director since 2000

CHRISTOPHER D. PAPPAS — director since 2007

Corporate Governance

The Board of Directors is responsible for the overall stewardship of NOVA Chemicals, including overseeing the development of both our strategic direction and policy framework. The Board is also responsible for the corporate governance of NOVA Chemicals and primarily discharges its responsibilities through its four committees. In 2008, NOVA Chemicals' Board of Directors held nine meetings. NOVA Chemicals' Executive Leadership Team works under the supervision of the Board to ensure corporate governance issues are appropriately addressed.

The corporate governance practices followed by NOVA Chemicals are substantially the same as the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules, with the exception of certain specific requirements for shareholder approval with respect to equity compensation plans.

All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, which can be accessed on NOVA Chemicals' website at www.novachemicals.com.

The four committees of the Board have been delegated responsibility for select NOVA Chemicals' corporate governance responsibilities. These committees are the Audit, Finance and Risk Committee; the Corporate Governance Committee; the Human Resources Committee; and the Public Policy and Responsible Care Committee.

Audit, Finance and Risk Committee
Members of the committee, all of whom are independent for purposes of applicable corporate governance rules, are: Messrs. Hawkins (Chairman), Bougie, Dineen, Ludwick and Ms. Brlas. In 2008, the Audit, Finance and Risk Committee held eight meetings.

Corporate Governance Committee
Members of the committee are: Messrs. Stanford (Chairman), Blumberg, Bougie, Dineen and Fortier. In 2008, the Corporate Governance Committee held two meetings.

Human Resources Committee
Members of the committee are: Mr. Blumberg (Chairman), Drs. Boer and Creighton and Messrs. Hawkins and Fischer. In 2008, the Human Resources Committee held three meetings.

Public Policy and Responsible Care Committee
Members of the committee are: Dr. Boer (Chairman), Ms. Brlas, Messrs. Fischer, Fortier, Ludwick and Dr. Creighton. In 2008, the Public Policy and Responsible Care Committee held four meetings.

The mandate for each committee is available on our website at www.novachemicals.com under Governance.

Disclosure Regarding Forward-Looking Information

This Annual Report contains forward-looking information with respect to NOVA Chemicals. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information. Forward-looking information for the time periods beyond 2009 involves longer-term assumptions and estimates than forward-looking information for 2009 and is consequently subject to greater uncertainty. We caution readers of this Annual Report not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words "believe," "expect," "plan," "intend," "estimate" or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would" and "could" often identify forward-looking information. Specific forward-looking information contained in this Annual Report includes, among others, statements regarding: our expectations and beliefs with respect to the Arrangement with International Petroleum Investment Company, including the timing for completion of the Arrangement; our financing plans and beliefs about our liquidity, our credit facilities and other sources of financing and our expectation that further amendments to our financial covenants will be required; our value creation and belief that we will deliver significant value; our low-cost position and our belief that it can provide earnings leverage throughout the chemical industry cycle; our plans to restructure our Performance Styrenics business; our beliefs about lower Canadian corporate tax rates; our competitive advantages; our ability to compete successfully; our beliefs about expected funding for our pension plans; general economic conditions; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our belief that our Alberta Advantage is sustainable, can lead to enhanced profitability relative to our peers throughout the cycle, and that it will return to historical levels as ethane inventories return to normal levels, our beliefs about future ethane supply in Alberta; our expectation that our polyethylene manufactured using Advanced SCLAIRTECH technology will generate higher, more sustainable margins throughout the chemical industry cycle, our intent to license our Advanced SCLAIRTECH technology, our belief that global demand for polyethylene will continue to grow in almost all economic conditions, our expectation of rapid adoption of polyethylene by emerging economies and how that would improve the supply/demand balance, and our expectation of lower costs in 2009 and beyond through a combination of lower Canadian dollar, fixed cost reductions and a lower Canadian tax rate; our beliefs and expectations concerning the global styrenics industry and our joint venture with INEOS, including our belief that efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs could lead to higher operating rates and improved industry profitability, the joint venture's target of $135 million in annual synergies expected to be realized by the end of 2009, the expectation that the joint venture will be managed to at least a break even cash flow position in 2009 and beyond, the expectation that INEOS NOVA will reduce costs and working capital during 2009, and our beliefs about INEOS NOVA's leverage to improvements in industry profitability and how that will impact our earnings; and our beliefs and expectations regarding our Performance Styrenics business unit, including our expectation that we will cut annual fixed costs in this business by 40% by mid-2009 by exiting some product lines and eliminating or consolidating some venture activities, our plans for re-starting our Beaver Valley facility, and our beliefs about our styrenic Performance Polymers and ventures and the advantages they can provide for our customers.

With respect to forward-looking information contained in this Annual Report, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; corporate tax rates; capacity additions; global GDP growth; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: failure to consummate the arrangement with IPIC; a deterioration in our cash balances or liquidity; our lenders' willingness to extend maturing credit facilities or provide any consents or waivers; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn that will continue to have a negative impact on NOVA Chemicals' business, results of operations and financial condition; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of our higher value polyethylene manufactured using Advanced SCLAIRTECH technology and our styrenic Performance Polymers; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports.

Our forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this Annual Report, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

2008 Financial Review Table of Contents

20 Management's Discussion & Analysis

72 Trademark Information

73 Consolidated Six-Year Review

74 Consolidated Financial Statements

82 Notes to Consolidated Financial Statements

Management's Discussion & Analysis

The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the information contained in the Consolidated Financial Statements and the notes thereto starting on page 74. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 21 to the Consolidated Financial Statements. References may be made to several non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures on page 53. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit, Finance and Risk Committee comprised exclusively of independent directors. The Audit, Finance and Risk Committee reviews this disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of Mar. 5, 2009.

All references in this Annual Report, including the MD&A to "NOVA Chemicals," the "Company," "we," "us" and similar terms refer to NOVA Chemicals Corporation alone or together with its consolidated subsidiaries and affiliates, depending on the context in which such terms are used. All amounts are presented in U.S. dollars unless otherwise noted.

NOVA Chemicals — A Plastics and Chemical Company

NOVA Chemicals is a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods.

The Company operates two business units and holds a 50% interest in a joint venture with INEOS Group Limited (INEOS), called INEOS NOVA.

BUSINESS UNITS

- **Olefins/Polyolefins**, the Company's largest and most profitable unit, manufactures and sells ethylene and polyethylene (PE), including higher value PE produced with Advanced SCLAIRTECH™ Technology as well as chemical and energy co-products.
- **Performance Styrenics** manufactures and sells expandable polystyrene (EPS) in North America and higher-value Styrenic Performance Polymers. This business unit also has interests in EPS-based downstream ventures and businesses principally for building and construction applications.

INEOS NOVA

INEOS NOVA is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, solid polystyrene (SPS) and EPS. This MD&A includes discussion and analysis of INEOS NOVA's results of operations and outlook, and the styrenics market due to the Company's significant interest in INEOS NOVA and its impact on the Company's financial results.

FIG. 1 NOVA CHEMICALS' BUSINESS STRUCTURE

NOVA CHEMICALS		INEOS NOVA
Olefins / Polyolefins	**Performance Styrenics**	
Ethylene	North American EPS	North American Styrene and SPS
Advanced SCLAIRTECH Technology (AST) based PE	EPS-based business ventures	European SPS and EPS
Standard Polyethylene (PE)	Styrenic Performance Polymers	
Co-Products	Styrene Equity Position	

Key Drivers of Financial Performance

NOVA Chemicals' earnings and cash flow primarily are influenced by the margins earned on the products it manufactures. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

SUPPLY/DEMAND BALANCE — THE KEY DRIVER OF PROFITABILITY

The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

PLASTICS AND CHEMICAL INDUSTRY EARNINGS ARE CYCLICAL

By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

PRICE, VOLUME AND COST INFLUENCE PROFITABILITY

Price is driven by feedstock costs

Pricing for NOVA Chemicals' polymer and chemical products is based on the amount its customers are willing to pay for its products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of NOVA Chemicals' products, margins drive profitability.

Volume is driven by economic growth

Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

Costs — feedstock cost advantage is critical to sustained profitability

Feedstock costs are the single largest component of NOVA Chemicals' costs and account for 70-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, crude oil, propane, butane, condensates and styrene, while INEOS NOVA's primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of NOVA Chemicals' products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage, like NOVA Chemicals' Alberta Advantage, can lead to enhanced profitability relative to industry peers and is the key to profitability throughout the cycle.

The remaining 20-30% of total cost of the Company's products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs (SG&A); and research and development costs (R&D). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the Company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

NOVA Chemicals' Earnings Sensitivities

The following table illustrates how changes in various factors could affect NOVA Chemicals' profitability, assuming all other factors are held constant. Changes in the opposite direction would have the opposite effect.

	(billions of pounds)	(millions of U.S. dollars)		
(as of January 1, 2009)	Annual Production Capacity(1)	Annual Before-Tax Income Increase	Annual After-Tax Income Increase(2)	Earnings Per Share Increase(3)
Increase of U.S. 1¢ per pound in profit margin				
Ethylene(4)	5.4	$54	$38	$0.46
PE	3.6	36	25	0.30
Styrene(5)	1.9	19	19	0.23
SPS(5)	1.9	19	19	0.23
EPS(6)	0.3	3	3	0.04
Decrease in natural gas cost by U.S. 10¢ per mmBTU(7)	—	10	7	0.08
Decrease in benzene cost by U.S. 1¢ per gallon(5)	—	2	2	0.03
Decrease in Canadian dollar of 1¢ vs. U.S. dollar(8)	—	14	10	0.12

(1) Estimate based on current production capacity assuming 100% utilization.
(2) Assumes 30% corporate tax rate, except for styrene, SPS and EPS which are not subject to taxes due to use of net operating loss carry forwards. See Note 15 on page 109.
(3) Based on 83.1 million shares.
(4) Excludes 1.2 billion pounds ethylene capacity that is subject to toll and margin-sharing agreements.
(5) NOVA Chemicals' 50% share of INEOS NOVA's production.
(6) NOVA Chemicals' North American EPS production.
(7) Natural gas cost includes gas purchased for ethane extraction and gas consumed as fuel at production sites.
(8) Sensitivity estimate based on expected Canadian dollar denominated fixed costs and accrued payables and receivables. See Note 20 on page 120.

Senior Debt Ratings as of Mar. 5, 2009(1)

	Senior Unsecured Debt
Dominion Bond Rating Service Limited	B High
Fitch Ratings Ltd.	B- (watch positive)
Moody's Investor Service	B2 (watch positive)
Standard & Poor's	CCC+ (watch positive)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $573 million at Dec. 31, 2008 and $552 million at Dec. 31, 2007.

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Please refer to page 49 and Note 23 in the Notes to Consolidated Financial Statements for events that occurred subsequent to year-end which affected liquidity. The Company's future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

Refer to pages 64-67 for a discussion of primary risk factors.

INTERNATIONAL PETROLEUM INVESTMENT COMPANY (IPIC)

On Feb. 23, 2009, the Company entered into an arrangement agreement (the Arrangement Agreement) with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for cash consideration of U.S. $6.00 per share (Canadian $7.52 per share based on an exchange rate of 1.2541), subject to the satisfaction or waiver of certain conditions discussed below. The acquisition would be implemented by way of court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement). The actual Canadian equivalent cash consideration per share will vary based on the exchange rate.

The total value of the Arrangement, including assumption of NOVA Chemicals' net debt obligations, is approximately U.S. $2.3 billion.

In connection with the Arrangement, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility may only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. The maximum amount that can be drawn on the Backstop Facility is limited to $250 million less NOVA Chemicals liquidity above $175 million on Apr. 1, 2009. The amount drawn and all related interest and fees will be payable upon expiration of the facility on June 30, 2010. The Backstop Facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap, the new $150 million financing and NOVA Chemicals' Accounts Receivable Securitization programs each of which is discussed under the heading Liquidity and Capital Resources. NOVA Chemicals anticipates that further amendments to its debt covenants for all these facilities will be required with an effective date no later than June 30, 2009, as discussed in Credit Facilities starting on page 49.

The Arrangement will be subject to court and regulatory approval and other conditions, including the approval by holders of at least 66 2/3% of the shares represented in person or by proxy at a special meeting of NOVA Chemicals' shareholders to be held on Apr. 14, 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement is not subject to any financing condition. The Arrangement Agreement provides for a termination fee of $15 million payable by NOVA Chemicals to IPIC in certain circumstances, including where NOVA Chemicals' Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party. In certain circumstances where the Arrangement Agreement is terminated, including under any circumstances where NOVA Chemicals' shareholders do not approve the Arrangement, the Company may be required to reimburse up to a maximum of $3 million of IPIC's expenses incurred in connection with the Arrangement Agreement. In addition, if the Arrangement Agreement is terminated under certain circumstances, including where NOVA Chemicals' Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party, then the Backstop Facility would be terminated and any amounts outstanding thereunder would need to be repaid, including any unpaid interest. In addition, under the Backstop Facility the Company would need to pay an additional termination fee under such circumstances equal to (i) $5 million dollars or (ii) if any amounts are outstanding under the Backstop Facility 2.5% of such amount. NOVA Chemicals has also agreed to pay an upfront fee equal to $7.5 million and a commitment fee of up to approximately $254,000 with respect to the Backstop Facility. The upfront fee and the commitment fee are payable upon the maturity date or other termination of the Backstop Facility.

2008 Financial Overview

NOVA Chemicals' Highlights

(millions of U.S. dollars, except per share amounts and where noted)	2008	2007 [1]	2006 [1]
Total assets	**$4,034**	$ 4,856	$ 4,100
Total long-term liabilities	**$1,957**	$ 2,315	$ 2,350
Revenue	**$7,366**	$ 6,732	$6,519
Adjusted EBITDA[2]			
Olefins/Polyolefins			
Joffre Olefins	**$ 686**	$ 588	$ 587
Corunna Olefins	**(179)**	209	93
Polyethylene	**33**	196	141
Eliminations	**36**	(18)	(4)
Total Olefins/Polyolefins	**576**	975	817
Performance Styrenics	**(45)**	(5)	(17)
INEOS NOVA Joint Venture[3]	**(78)**	17	(43)
Corporate	**(12)**	(123)	(133)
Adjusted EBITDA[2]	**$ 441**	$ 864	$ 624
Operating income (loss)[2]	**$ 44**	$ 553	(680)
Net (loss) income	**$ (48)**	$ 347	$ (703)
Net (loss) income per common share			
Basic	**$ (0.57)**	$ 4.19	$ (8.52)
Diluted	**$ (0.57)**	$ 4.16	$ (8.52)
Adjusted net income[2]	**$ 46**	$ 324	$ 125
Adjusted net income per common share – diluted	**$ 0.55**	$ 3.88	$ 1.52
Dividends per share (in Canadian dollars)	**$ 0.40**	$ 0.40	$ 0.40
Weighted-average common shares outstanding (millions)			
Basic	**83**	83	83
Diluted	**83**	84	83

(1) Certain prior year information has been restated to conform with current year's presentation.
(2) See Supplemental Measures on page 53.
(3) As of Oct. 1, 2007, the results reflect NOVA Chemicals' 50% share in INEOS NOVA. Prior to that period, results reflected NOVA Chemicals' North American styrene and SPS business and 50% of the Company's interest in the European styrenics joint venture.

Changes in NOVA Chemicals' Net Income (Loss)

(millions of U.S. dollars)	2008 vs. 2007	2007 vs. 2006
(Lower) higher operating margin[1]	**$ (621)**	$ 278
(Higher) lower research and development	**(2)**	1
(Higher) lower selling, general and administrative	**(25)**	2
Foreign exchange gains	**117**	-
Lower restructuring charges	**49**	899
(Higher) lower depreciation and amortization	**(27)**	53
Lower (higher) interest expense	**19**	(7)
(Lower) higher gains and losses	**(22)**	19
Lower (higher) income tax expense	**117**	(195)
(Decrease) increase in net income	**$ (395)**	$ 1,050

(1) Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Consolidated Financial Results of Operations

2008 VERSUS 2007

Net Loss was $48 million, or $0.57 per share loss in 2008, compared to net income of $347 million, or $4.16 per share diluted in 2007. Net income was lower in 2008 primarily due to lower margins resulting from the effects of the dramatic drop in energy and petrochemical prices in the fourth quarter of 2008. Sharp selling price declines led to lower sales volumes in the fourth quarter, and the precipitous drop in the cost of feedstocks resulted in a negative inventory flow-through impact and year-end inventory write-down totaling $384 million after-tax. This was partially offset by a change in functional currency that resulted in a gain of $142 million after-tax, due to the sharp drop in the Canadian dollar in the fourth quarter.

Revenue was $7,366 million in 2008, up from $6,732 million in 2007. Average selling prices for products in all business segments were higher in 2008 than in 2007, despite the declines in the fourth quarter. In addition, polyethylene sales volumes were 2% higher in 2008 despite a sharp decline in October and November.

Feedstock and Operating Costs were $6,852 million in 2008, up from $5,597 million in 2007. Feedstock, utility and fuel costs increased in 2008 as average crude oil, benzene and natural gas prices rose significantly during the first three quarters of 2008. NOVA Chemicals' feedstock costs increased less than those for the industry in general due to the high average value of the Alberta Advantage.

Depreciation and Amortization expense was $273 million in 2008, up from $246 million in 2007. Depreciation expense was $27 million higher in 2008 as compared to 2007 due to additional depreciation recorded in the INEOS NOVA joint venture, increased amortization of other joint venture start-up costs and $6 million of additional depreciation expense in connection with the Company's change in functional currency.

Selling, General and Administrative expenses were $225 million in 2008, up from $200 million in 2007, primarily due to increased stock-based compensation expenses related to NOVA Chemicals' forward transactions which were ineffective in the last half of 2008 and increased professional and consulting fees.

Research and Development expenses were $52 million in 2008, up slightly from $50 million in 2007.

Restructuring Charges were $37 million before-tax ($33 million after-tax) in 2008, down from $86 million before-tax ($55 million after-tax) in 2007. In 2007, restructuring costs were higher due to actions linked to the formation of the INEOS NOVA joint venture and Sterling Chemicals' permanent shut down of its styrene monomer plant at Texas City, TX. (See Note 13 on page 107 for details.)

Interest Expense (Net) was $156 million in 2008, down from $175 million in 2007. Interest expense declined in 2008 due to lower interest rates and a reduction in debt.

Other Losses were $2 million before-tax ($1 million after-tax) in 2008, compared to other gains of $20 million before-tax ($14 million after-tax) in 2007. In 2007, NOVA Chemicals recorded a gain as a result of the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $66 million recovery in 2008, compared to a $51 million expense in 2007 primarily due to lower taxable income.

2007 VERSUS 2006

Net Income was $347 million, or $4.16 per share diluted in 2007, compared to net loss of $703 million, or $8.52 per share loss in 2006. The Company's 2006 results were negatively impacted by restructuring charges totaling $861 million after-tax (see Note 13). In addition to lower restructuring charges in 2007, margins improved for ethylene and PE as industry price increases, driven by high industry feedstock costs, outpaced changes in the Company's Alberta-based feedstock costs.

Revenue was $6,732 million in 2007, up from $6,519 million in 2006. Average prices for all of the Company's products increased in 2007, particularly in the second half of the year. In addition, PE sales volume set a new record due to strong demand in North American and global markets.

Feedstock and Operating Costs were $5,597 million in 2007, down from $5,662 million in 2006. Despite higher crude oil and benzene prices, the Company's total feedstock costs declined in 2007, due primarily to lower feedstock purchases by INEOS NOVA. While industry feedstock costs increased significantly, the Company's feedstock costs increased less in comparison due largely to its advantaged Alberta-based feedstock.

Depreciation and Amortization expense was $246 million in 2007, down from $299 million in 2006. Expenses were lower in 2007 due to NOVA Chemicals' styrene and SPS asset write-down that occurred at the end of 2006. The impact of this reduction was partially offset by higher depreciation expense resulting from a stronger Canadian dollar.

Selling, General and Administrative expenses were $200 million in 2007, down slightly from $202 million in 2006. Costs were lower in 2007 as realized savings from cost-reduction efforts offset the increase in stock-based compensation expense (net of the forward transactions) and profit sharing.

Research and Development expenses were $50 million in 2007, down slightly from $51 million in 2006.

Restructuring Charges were $86 million before-tax ($55 million after-tax) in 2007, down from $985 million before-tax ($861 million after-tax) in 2006. NOVA Chemicals has undertaken a series of restructuring actions, both alone and with its partner INEOS, to improve the cost structure of its styrenics business (see Note 13 on page 107 for details).

Interest Expense (Net) was $175 million in 2007, up from $168 million in 2006. The increase in interest expense is due to higher accounts receivable securitization balances, increased draws on the revolving credit facilities and higher interest rates during 2007 compared to 2006.

Other Gains were $20 million before-tax ($14 million after-tax) in 2007, up from $1 million before-tax in 2006. In 2007, NOVA Chemicals sold the previously shut-down Chesapeake, Virginia, facility and other incidental land.

Income Tax Expense (Recovery) was a $51 million expense in 2007, compared to a $144 million recovery in 2006. The year-over-year change was due to strong earnings in Canada in 2007, which lead to higher tax expense and the tax recovery related to the large write-down of the styrene and polystyrene assets in 2006 (see page 109 for details).

Olefins/Polyolefins Business Unit

The Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its feedstock cost advantage in Alberta, world-scale and energy-efficient manufacturing facilities and proprietary technology such as Advanced SCLAIRTECH and gas-phase PE process technology as well as PE catalyst technology.

The Olefins/Polyolefins business unit contains three reporting segments:

(1) **Joffre Olefins,** which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

(2) **Corunna Olefins,** which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

(3) **Polyethylene,** which produces and sells PE and includes both the Alberta and Ontario based PE assets. In addition, the PE segment licenses its proprietary process technology and catalysts.

Fig. 2 OLEFINS/POLYOLEFINS BUSINESS UNIT SNAPSHOT

REPORTING SEGMENT	PRIMARY PRODUCTS	CAPACITY	MANUFACTURING SITES	PRIMARY FEEDSTOCK
Joffre Olefins	Ethylene Co-Products	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane
Corunna Olefins	Ethylene Co-Products	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil Condensate Propane and butane
Polyethylene	Linear-low density PE Advanced Sclairtech Technology (AST) based PE Low-density PE High-density PE	3.6 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

Market Overview

ETHYLENE is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically reach peak conditions when operating rates are at or above 90% of nameplate capacity.

POLYETHYLENE is used to produce everyday, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically reach peak conditions when operating rates exceed 90% of nameplate capacity.

CO-PRODUCTS are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene - building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

Business Overview

NOVA Chemicals' largest-volume product is ethylene, which is the key feedstock for the production of PE. The Company produces ethylene and co-products at its Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

JOFFRE OLEFINS produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta, where NOVA Chemicals operates the largest and one of the lowest cost ethylene and PE facilities in the world. NOVA Chemicals' share of production capacity from the Joffre crackers, which excludes Dow Chemical Company's 50% interest in the Ethylene 3 (E3) cracker, is 4.8 billion pounds per year and represents approximately 75% of the Company's total nameplate ethylene production capacity. Approximately half of NOVA Chemicals' production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene and other hydrocarbons.

The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline (Figure 3). The majority of ethane used at the Joffre site is extracted and delivered under medium- to long-term contracts. The Company can also directly purchase ethane and has the flexibility to use propane to meet a portion of its feedstock requirements when the economics are favorable.

ALBERTA ADVANTAGE — ETHYLENE PRODUCTION COST ADVANTAGE

The Joffre site enjoys an ethylene production cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants, known as the "Alberta Advantage." This advantage is due to:

- **Structurally lower ethane costs** — Given the dynamics of the Alberta ethane markets, NOVA Chemicals acquires ethane at cost by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus paying a fee for extraction and delivery. Therefore, its feedstock costs are directly linked to the natural gas price in Alberta. In comparison, the USGC market has many buyers of ethane that, as a result, pay a market price for ethane, which can sell at a substantial premium to the underlying natural gas value. In addition, Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC also contributes to the Company's feedstock cost advantage.
- **Lower ethane-to-ethylene conversion costs** — The scale and efficiency of NOVA Chemicals' newer, larger ethylene crackers enable the Company to convert feedstocks to ethylene at a lower cost than its USGC peers.

The only major use for ethane is as a feedstock for production of ethylene. As a result, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by supply and demand dynamics. During periods of high energy prices and strong USGC ethane consumption, such as during the first nine months of 2008, the Alberta Advantage has been as high as 35¢ per pound. In the last three months of 2008, the Alberta Advantage averaged only 2¢ per pound due to lower energy prices, reduced demand for USGC ethane and an inventory build as a result of the industry outages caused by Hurricanes Ike and Gustav.

While the Alberta Advantage will continue to fluctuate from year to year, NOVA Chemicals expects the structural advantages associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable. The combination of these factors has historically yielded an average cash-cost advantage of 8¢ per pound of ethylene versus a typical USGC natural gas liquids (NGL)-based ethylene cracker.

FIG. 3 STRADDLE PLANTS

NOVA Chemicals acquires ethane feedstock from "straddle plants" that remove ethane from the natural gas stream. The cost of ethane is based on the price of natural gas plus a fee to extract the ethane and deliver it to the Joffre site.


PROPANE / BUTANE
ETHANE
METHANE / ETHANE
METHANE / ETHANE / PROPANE
BUTANE / PENTANE / NITROGEN
CARBON DIOXIDE

NATURAL GAS PIPELINE

FIG. 4 ETHYLENE CASH PRODUCTION COST


ALBERTA
ADVANTAGE
USGC
ALBERTA
Conversion Cost
Feedstock Cost

NOVA Chemicals' Alberta Advantage consists of structurally lower ethane feedstock costs and conversion costs at its Joffre, Alberta, Canada, manufacturing complex.

Future Ethane Feedstock Supply

NOVA Chemicals is evaluating opportunities to expand the supply of advantaged ethane feedstock in Alberta.

NOVA Chemicals is working with Williams to evaluate processing current and future off-gas streams from the Alberta oil sands to extract ethane for use in the Company's Joffre, Alberta, facility. Under the terms of the agreement, Williams would modify the existing oil sands off-gas liquids fractionation facility near Redwater, Alberta, to enable production of up to 20,000 barrels per day of ethane and ethylene. Development of this project is progressing and could begin operations as early as 2012. NOVA Chemicals is reviewing this project with IPIC pending the closing of the Arrangement.

NOVA Chemicals signed a letter of intent with Aux Sable Canada Ltd. (Aux Sable) to develop an ethane extraction plant in Fort Saskatchewan, Alberta, that would process natural gas from the Alliance Pipeline. Due to commercial challenges, that project is not proceeding at this time. NOVA Chemicals and Aux Sable each continue to be interested in viable ethane extraction opportunities from the Alliance Pipeline.

The Alberta government continues to be very supportive of ethane capture and upgrading as part of its value-added strategy.

CORUNNA OLEFINS produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna's ethylene production is consumed by NOVA Chemicals' PE plants and INEOS NOVA's styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

Corunna Flexi-cracker Competitiveness

The Corunna facility has three key factors that drive its competitiveness relative to similar USGC flexi-crackers:

(1) Access to a diverse range of feedstock types from various geographies

(2) Flexibility to process a wide range of feedstock types

(3) Access to end-use markets

The facility's location in Sarnia, Ontario, gives it access to a large variety of feedstocks from both local and global sources. The Corunna facility can access NGL's such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. NOVA Chemicals is able to quickly adjust Corunna's feedstock slate between crude oil, crude oil derivatives and NGLs to maximize margins as market conditions fluctuate. Corunna's crude oil processing unit allows NOVA Chemicals to purchase crude oil and produce its own naphtha when it is economically favorable to do so - while most producers must purchase naphtha at market prices.

Corunna's location in the heart of major consuming markets in both the U.S. and Canada reduces freight costs and delivery times to customers.

The POLYETHYLENE segment produces and sells linear low-density polyethylene (LLDPE), low-density polyethylene (LDPE) and high-density polyethylene (HDPE).

NOVA Chemicals has approximately 3.6 billion pounds of annual PE production capacity from its two units in Joffre, Alberta, and its Mooretown and St. Clair River sites in Ontario. NOVA Chemicals is implementing a series of low-cost capacity expansions at its Joffre PE assets. In 2008, the Company expanded the annual production capacity of its AST PE asset at Joffre (PE 2) by 50 million pounds to a total of 950 million pounds. The Company plans to complete the expansion of its gas-phase PE asset at Joffre (PE 1) to a total of 1.5 billion pounds by the end of 2009. The Company also plans to continue a series of modernization and expansion projects at its Ontario based PE assets. The Company believes that these projects could be completed by 2011 and could add up to 250 million pounds of annual production capacity as well as upgrade the product slate, improve reliability and reduce production costs. NOVA Chemicals is reviewing all of these projects with IPIC pending the closing of the Arrangement.

Advanced SCLAIRTECH technology enables production of differentiated PE

One of the Joffre PE plants (PE 2) utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

NOVA Chemicals is one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable the Company to produce differentiated higher-value PE resins on a commercial scale. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, NOVA Chemicals' octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits. Therefore, they are expected to generate higher, more sustainable margins throughout the chemical industry cycle.

PE exports — logistical advantage
NOVA Chemicals' PE is primarily sold into North American markets. The Company has also historically sold up to 20% of its total sales volume to China, other Asian countries and Europe. NOVA Chemicals owns part of a packaging joint venture located in Tianjin, China. The Company ships bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China. The combination of efficient packaging operations and favorable bulk shipping rates from Vancouver allow the Company to enjoy a logistics advantage exporting to China compared to its USGC peers.

PE Technology Licensing — capturing value from proprietary technology
NOVA Chemicals licenses its proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. The Company's SCLAIRTECH technology is licensed for use in 11 plants around the world. In India, NOVA Chemicals' SCLAIRTECH technology is now used in nearly 40% of the country's total PE production.

Since Joffre's PE2 plant is fully commercialized, NOVA Chemicals intends to license Advanced SCLAIRTECH technology in the future.

NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

NOVA Chemicals believes that there are several factors that support the long-term earnings potential of its Olefins/Polyolefins business unit:

1. ALBERTA ADVANTAGE – COST ADVANTAGED PRODUCTION
NOVA Chemicals' believes that its structural feedstock and production cost advantage associated with the lower cost of ethane feedstock in Alberta and the efficiency gained from its large-scale Joffre facility are sustainable, despite short-term fluctuations. In the last three months of 2008, the Alberta Advantage compressed due to lower energy prices, reduced demand for USGC ethane, and an inventory build as a result of the industry outages caused by Hurricanes Ike and Gustav. The Company expects that as USGC ethane inventories return to more normal levels, the Alberta Advantage will also return to its historical range.

The Alberta Advantage positions NOVA Chemicals for solid EBITDA and cash flow from its Joffre assets over the long-term.

2. ACCESS TO EXPANDING GLOBAL MARKETS
NOVA Chemicals believes that global demand for PE will continue to grow in almost all economic conditions due to the value it brings to every day non-durable goods such as food packaging (Figure 5). While the developed economies of the world have already incorporated PE into their lives, there is a tremendous growth opportunity in the developing economies of the world. One billion people in developed economies consume 80 pounds of PE per person annually while the majority of the world - 5.7 billion people in emerging regions - is consuming only 14 pounds of PE per person annually (Figure 6). NOVA Chemicals expects that the rapid adoption of PE by these economies will boost global demand growth and improve the supply and demand balance even in the current global economic environment – potentially leading to better margins for producers, including NOVA Chemicals.

FIG. 5 GLOBAL PE DEMAND VS. GLOBAL GDP GROWTH


PE Demand, Blbs
GDP Growth %
170
150
130
110
90
70
50
6%
5%
4%
3%
2%
1%
0%
1990
1992
1994
1996
1998
2000
2002
2004
2006
Q3 2008

Source: IHS Global Insight and Nexant ■ PE Demand ▒ GDP Growth

Global Economic Slowdowns

FIG. 6 POLYETHYLENE CONSUMPTION


80 lb / person
1 billion people
14 lb / person
5.7 billion people

Source: IHS Global Insight, Nexant, and NOVA Chemicals ■ Emerging Economies ▒ Developed Economies

3. LOWER COSTS AND TAXES

NOVA Chemicals expects lower costs in 2009 and beyond through the combination of a lower Canadian dollar, fixed costs reductions and a lower Canadian tax rate.

The majority of fixed costs in the Olefins/Polyolefins business are denominated in Canadian dollars. If the sharp reduction in the Canadian dollar relative to the U.S. dollar that occurred toward the end of 2008 continues into 2009, that would yield significantly lower fixed cash costs from our operations. If the Canadian dollar averaged 82 cents U.S. in 2009, compared to the 96 cents U.S. average in 2008, NOVA Chemicals results would improve by more than $85 million pre-tax relative to 2008.

In addition, Canadian corporate income tax rates are scheduled to decline from 30.5% in 2008 to 26% in 2012 due to a series of rate reductions announced by the Canadian federal government in 2007 as shown in Figure 7. Since the Olefins/Polyolefins business results are predominantly taxed at the Canadian federal rate, lower Canadian corporate tax rates will translate Olefins/Polyolefins results into higher earnings for NOVA Chemicals.

FIG. 7 CANADIAN TAX RATES


Canadian Tax Rate, %
35
30
25
● Federal + Provincial Tax Rate
2006
2007
2008
2009e
2010e
2011e
2012e

Source: Canadian Chamber of Commerce. Total Federal and Provincial tax rates shown.

OLEFINS/POLYOLEFINS FINANCIAL HIGHLIGHTS

(millions of U.S. dollars, except as noted)	2008	2007	2006
REVENUE			
Joffre Olefins[1]	**$ 2,159**	$ 1,803	$ 1,744
Corunna Olefins[1]	**2,537**	2,075	1,997
Polyethylene[1]	**2,383**	2,022	1,922
Eliminations	**(1,778)**	(1,367)	(1,382)
	$ 5,301	$ 4,533	$ 4,281
ADJUSTED EBITDA[2]			
Joffre Olefins	**$ 686**	$ 588	$ 587
Corunna Olefins	**(179)**	209	93
Polyethylene	**33**	196	141
Eliminations[3]	**36**	(18)	(4)
	$ 576	$ 975	$ 817
OPERATING INCOME (LOSS)[2]			
Joffre Olefins	**$ 621**	$ 531	$ 537
Corunna Olefins	**(251)**	144	36
Polyethylene	**(43)**	127	75
Eliminations[3]	**36**	(18)	(4)
	$ 363	$ 784	$ 644
POLYETHYLENE SALES VOLUMES (MILLIONS OF POUNDS)			
Advanced SCLAIRTECH resins[4]	**884**	885	854
All other polyethylene resins	**2,548**	2,490	2,385
	3,432	3,375	3,239

(1) Before inter-segment eliminations between the business units.
(2) See Supplemental Measures on page 53.
(3) Represents inter-segment profit eliminations.
(4) PE resins produced using Advanced SCLAIRTECH technology at the Joffre site, including SCLAIR and SURPASS resins.

OLEFINS/POLYOLEFINS AVERAGE BENCHMARK PRICES

	2008				Annual		
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark Principal Product Prices:[1]							
Ethylene[2]	**$ 0.61**	**$ 0.66**	**$ 0.68**	**$ 0.39**	**$ 0.59**	$ 0.49	$ 0.48
PE — linear low-density butene liner[3]	**$ 0.78**	**$ 0.85**	**$ 0.91**	**$ 0.61**	**$ 0.79**	$ 0.65	$ 0.65
PE — weighted-average benchmark[4]	**$ 0.83**	**$ 0.89**	**$ 0.97**	**$ 0.51**	**$ 0.81**	$ 0.68	$ 0.67
Benchmark Raw Material Prices:[1]							
AECO natural gas (dollars per mmBTU)[5]	**$ 7.87**	**$ 10.11**	**$ 7.47**	**$ 5.51**	**$ 7.74**	$ 5.99	$ 5.75
NYMEX natural gas (dollars per mmBTU)[6]	**$ 8.09**	**$ 10.80**	**$ 10.09**	**$ 6.82**	**$ 8.95**	$ 6.92	$ 7.26
WTI crude oil (dollars per barrel)[7]	**$97.92**	**$123.98**	**$117.98**	**$58.73**	**$99.65**	$72.34	$66.21

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other chemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) — USGC Net Transaction Price.
(3) Source: Townsend Polymer Services Information (TPSI).
(4) Prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: Canadian Gas Price Reporter, weighted-average daily spot gas prices, values in millions of British Thermal Units (mmBTU).
(6) Source: NYMEX Henry Hub 3-Day Average Close, values in mmBTU.
(7) Source: NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results

In 2008, business results weakened from the record level of 2007 primarily due to a poor fourth quarter. The Olefins/Polyolefins business was on a pace to set a new record through the first nine months of 2008, based on an expanded Alberta Advantage and strong polyethylene sales volumes. The unprecedented drop in energy and petrochemical pricing, in combination with the deepening recession in the economy, led to a poor fourth quarter and generally weaker results for the year for the total business, despite the Joffre Olefins segment setting a record with adjusted EBITDA of $686 million.

JOFFRE OLEFINS, 2008 VERSUS 2007

Revenue was $2,159 million in 2008, up from $1,803 million in 2007 due to higher selling prices which more than offset higher feedstock costs and lower sales volume. Selling prices were 29% higher in 2008 as sharply higher feedstock costs in the first nine months of the year led to price increases by producers. Total sales volume of ethylene and co-products was 7% lower in 2008 primarily due to a sharp reduction in ethylene demand in the fourth quarter.

Feedstock and Operating Costs were $1,454 million in 2008, up from $1,205 million in 2007. Costs increased in 2008 due to Alberta natural gas prices which were 31% higher in 2008. Weaker consumption of feedstocks partially offset the impact of higher natural gas costs.

In 2008, the Alberta Advantage averaged 17¢ per pound, tying the annual record set in 2007.

Adjusted EBITDA was a record $686 million in 2008, up from $588 million in 2007, the previous record high. Margins in 2008 expanded as price increases outpaced higher feedstock and operating costs.

JOFFRE OLEFINS, 2007 VERSUS 2006

Revenue was $1,803 million in 2007, up from $1,744 million in 2006. Total ethylene sales were 2% higher in 2007 compared to 2006 due to stronger merchant ethylene demand and higher internal consumption of ethylene for Joffre PE production. In addition, average selling prices for ethylene and co-products, which were 2% higher in 2007.

Feedstocks and Operating Costs were $1,205 million in 2007, up from $1,143 million in 2006. Costs increased in 2007 due to higher Alberta natural gas prices, which were 3% higher in 2007, and stronger consumption of feedstocks to support higher ethylene sales. In addition, costs were negatively impacted by the appreciation of the Canadian dollar in 2007.

In 2007, NOVA Chemicals realized an average cash-cost advantage of 17¢ per pound of ethylene versus its USGC peers, the highest in Company history. The Alberta Advantage increased from 11¢ per pound in 2006, as strong demand for ethane on the USGC, coupled with high crude oil prices, pushed USGC ethane prices to record levels. Alberta ethane costs, which closely track natural gas prices, remained stable for most of the year.

Adjusted EBITDA was $588 million in 2007 (a record at the time), up slightly from $587 million in 2006. Margins in 2007 remained at a similar high level to 2006 as stronger revenue offset the impact of higher feedstock costs and a stronger Canadian dollar. The expansion of the Alberta Advantage, which was primarily due to higher USGC feedstock costs, enabled NOVA Chemicals to maintain margins while industry margins declined.

CORUNNA OLEFINS, 2008 VERSUS 2007

Revenue was $2,537 million in 2008, up from $2,075 million in 2007. The year-over-year improvement was due primarily to an increase in product prices that was partly offset by decreased sales volumes. Energy product pricing rose in response to higher WTI crude oil prices, which averaged $27.31 U.S./bbl higher than 2007. Higher energy product pricing more than offset lower sales volumes. Chemical product revenue was also up due to higher pricing, with sales volumes down slightly. Ethylene prices were up 30% over 2007, and other chemical co-product pricing was up 23% over 2007.

Feedstock and Operating Costs were $2,708 million in 2008, up from $1,856 million in 2007. Feedstock prices were up along with the average WTI crude oil price, which was 38% higher in 2008 versus 2007. In addition, realized losses of $22 million from the feedstock purchase program contributed to higher feedstock costs.

Adjusted EBITDA loss was $179 million in 2008, down from adjusted EBITDA of $209 million in 2007. The decline in year-over-year EBITDA primarily was due to increased feedstock costs for the full year and product price erosion in the second half of 2008. A spike in WTI crude oil prices to record levels in mid-2008 increased feedstock costs and flow-through of costs through the second half of 2008, which delayed the cost benefits of the dramatic decrease in industry WTI crude oil costs that occurred in the second half of 2008. Higher flow-through costs in the second half of 2008 were accompanied by lower product pricing on falling WTI crude oil prices, reduced demand, and lower pricing in response to a global economic slowdown.

CORUNNA OLEFINS, 2007 VERSUS 2006

Revenue was $2,075 million in 2007, up from $1,997 million in 2006. The year-over-year improvement primarily was due to increased ethylene sales, which were 9% higher in 2007 due to stronger internal demand for ethylene. Co-product revenue in 2007 was down slightly compared to 2006. Higher selling prices for energy and chemical co-products, which rose in response to higher WTI crude oil prices, mostly offset the impact of lower energy co-product sales.

Feedstocks and Operating Costs were $1,856 million in 2007, down slightly from $1,885 million in 2006. Costs in 2007 were lower, despite higher feedstock prices, primarily due to reduced feedstock purchases from lower energy co-products sales. The average WTI crude oil price was 9% higher in 2007 compared to 2006; however, NOVA Chemicals' crude oil costs increased 4% due to the flow-through of costs. In addition, gains from the Company's feedstock purchasing program totaling $38 million in 2007 contributed to lower feedstock costs.

Adjusted EBITDA was $209 million in 2007, up from $93 million in 2006. The improvement primarily was due to higher selling prices for co-products which were 15% higher than 2006. Despite the sharp rise in industry crude oil costs in the second half of 2007, Corunna's crude oil costs in 2007 were only 4% higher than 2006 due to the flow-through of costs. Gains from NOVA Chemicals' feedstock purchasing program minimized the year-over-year increase in feedstock costs and contributed to the adjusted EBITDA improvement.

POLYETHYLENE, 2008 VERSUS 2007

Revenue was $2,383 million in 2008, up from $2,022 million in 2007. The year-over-year improvement primarily was due to higher PE sales price. The average PE sales price was up 9¢ per pound, or 16%, year-over-year in 2008 as record oil prices and energy costs drove up plastic prices.

PE sales volumes in 2008 were a record 3,432 million pounds, up 2% compared to 2007, despite poor sales in the fourth quarter of 2008. Sales of PE manufactured using Advanced SCLAIRTECH technology in 2008 were near the record level set in 2007.

International sales volumes rose 4% to 647 million pounds in 2008 compared to 624 million pounds in 2007. International sales represented approximately 19% of total PE sales volume in 2008 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Feedstocks and Operating Costs were $2,298 million in 2008, up from $1,772 million in 2007. Feedstock and operating costs were higher in 2008 due to higher ethylene costs, which were 32% higher than 2007, and higher distribution costs. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company's Joffre, Alberta and Corunna, Ontario, facilities.

Adjusted EBITDA in 2008 was $33 million, down from $196 million in 2007. The year-over-year decline was due to higher feedstock costs outpacing higher prices.

POLYETHYLENE, 2007 VERSUS 2006

Revenue was $2,022 million in 2007, up from $1,922 million in 2006. The year-over-year improvement primarily was due to higher PE sales volume. PE sales volumes in 2007 were a record 3,375 million pounds, up 4% compared to 2006 due to record PE exports and sales of PE manufactured using Advanced SCLAIRTECH technology and solid domestic demand for standard resins.

International sales volumes rose 48% to 624 million pounds in 2007 compared to 423 million pounds in 2006. International sales represented approximately 19% of total PE sales volume in 2007, up from 13% in 2006 as strong international PE pricing, driven by higher global production costs and robust demand, supported profitable export opportunities.

Sales of PE manufactured using Advanced SCLAIRTECH technology totaled a record 885 million pounds in 2007, up from 854 million pounds in 2006. Sales increased due to continued market penetration of higher value products.

Feedstocks and Operating Costs were $1,772 million in 2007, up slightly from $1,747 million in 2006. Feedstock and operating costs were higher in 2007 as lower ethylene unit costs, which were 5% lower than 2006, were offset by higher PE sales volume, which required 4% more ethylene consumption. All of the ethylene feedstock consumed by the Polyethylene reporting segment is supplied by the Company's Joffre, Alberta, and Corunna, Ontario, facilities.

Adjusted EBITDA in 2007 was $196 million, up from $141 million in 2006. The year-over-year improvement was due to higher PE sales volumes and increased margins, despite higher costs related to the stronger Canadian dollar.

INEOS NOVA Joint Venture

INEOS NOVA is a 50:50 joint venture between NOVA Chemicals and INEOS that manufactures and sells styrene, SPS in North America and SPS and EPS in Europe. INEOS NOVA was created on Oct. 1, 2007, when NOVA Chemicals and INEOS expanded their 50:50 European joint venture to include the North American styrene and SPS businesses of both companies.

MARKET OVERVIEW

Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. SPS and EPS are used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as acrylonitrile butadiene styrene (ABS), synthetic rubber and unsaturated polyesters.

Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Operating rates in excess of 92% for styrene generally lead to margin expansion.

BUSINESS OVERVIEW

INEOS NOVA is the largest combined styrene/SPS producer in North America and SPS/EPS producer in Europe.

Fig. 8 INEOS NOVA PRODUCTION PROFILE

	Capacity (billions of pounds)			Capacity Rank		
	North America	Europe	Global	North America	Europe	Global
Styrene	3.7	—	3.7	1	—	4
SPS	1.6	1.2	2.8	3	2	3
EPS	—	0.9	0.9	—	1	4

Styrene. INEOS NOVA has the capacity to produce approximately 3.7 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, principally SPS and EPS, with the balance sold to third parties.

The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with NOVA Chemicals and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstock is obtained through purchases in the open market.

While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. To achieve a more balanced global styrene position, the joint venture engages in transatlantic swap arrangements with other producers and in merchant sales.

SPS/EPS. INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 2.1 billion pounds per year of SPS and EPS from its five sites in Europe.

PROFITABILITY IMPROVEMENT POTENTIAL

Profitability in the global styrenics industry has been poor in the last several years, primarily due to the oversupply of styrene and relatively high cost of benzene feedstock. However, the Company believes that the efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs, which could result in demand growth, ultimately will lead to higher operating rates and improved industry profitability.

RAPID COST REDUCTION

Since its inception in Europe in 2005, INEOS NOVA (formerly NOVA Innovene) has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. The expanded joint venture has continued to reduce costs in Europe and North America. In 2008, the joint venture achieved annual cost-savings of $80 million through asset rationalization and business optimization, and now expects to realize $135 million in annual synergies by the end of 2009 through further cost cutting and business optimization. The benefit of these cost reductions is shared equally between NOVA Chemicals and INEOS.

OUTLOOK FOR INEOS NOVA JOINT VENTURE

In 2009, the INEOS NOVA joint venture will continue to reduce costs and conserve cash to position it for EBITDA contributions in future years. The owners expect the joint venture to manage the business to at least a breakeven cash flow position in 2009 and beyond through a series of actions.

First, INEOS NOVA responded to weak market conditions in the fourth quarter by rapidly cutting production by 30% to conserve cash during a period of weak product demand. The joint venture will continue to manage its production to minimize inventory and reduce costs.

Second, the joint venture expects to reduce costs further in 2009 through continued business optimization. The owners of the joint venture expect to achieve annual synergies of $135 million by the end of 2009, an increase from the $80 million achieved by the end of 2008. NOVA Chemicals' share of these cost savings is 50%.

Third, the INEOS NOVA management team will continue to explore strategic options for further industry consolidation which could lead to further cost reductions and additional synergies. Given the size of the INEOS NOVA joint venture, margin improvements can have a meaningful impact on its earnings and cash flow. For each one cent improvement in INEOS NOVA margins, NOVA Chemicals' share of the EBITDA improvement is $19 million per year which translates to $0.23 per share as shown in Figure 9. This assumes production capacity is sold out and no taxes are incurred due to the use of tax loss carry forwards.

Also, the joint venture will continue to aggressively reduce its investment in working capital in 2009 to generate cash. In late 2008, INEOS NOVA entered into a $150 million accounts receivable securitization program for its North American operations to reduce working capital and increase liquidity. INEOS NOVA has a similar program with capacity of €120 million in place in Europe. See page 94 for details for these programs.

FIG. 9 NOVA CHEMICALS' LEVERAGE TO STYRENICS' MARGIN IMPROVEMENTS


EBITDA IMPROVEMENT (MILLIONS OF U.S. DOLLARS)
EARNINGS PER SHARE IMPROVEMENT
$250
$200
$150
$100
$ 50
$ 0
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1
2
4
6
8
10
12
POLYSTYRENE CHAIN MARGIN IMPROVEMENT (¢/LB)

INEOS NOVA JOINT VENTURE FINANCIAL HIGHLIGHTS[1]

(millions of U.S. dollars, except where noted)	2008	2007	2006
Revenue	**$1,942**	$2,092	$2,186
Adjusted EBITDA[2]	**$ (78)**	$ 17	$ (43)
Operating loss[2]	**$ (103)**	$ (4)	$ (149)
Sales Volumes (millions of pounds)	**2,502**	2,953	3,351

(1) As of Oct. 1, 2007, the results reflect NOVA Chemicals' 50% share in INEOS NOVA. Prior to that period, results reflected NOVA Chemicals' North American styrene and SPS business and 50% of the Company's interest in the European styrenics joint venture.

(2) See Supplemental Measures on page 53.

INEOS NOVA JOINT VENTURE AVERAGE BENCHMARK PRICES

	2008				Annual		
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark principal product prices:[1]							
Styrene[2]	**$0.72**	**$0.78**	**$0.86**	**$0.56**	**$0.73**	$0.68	$0.65
SPS[3]							
North America	**$1.04**	**$1.08**	**$1.20**	**$0.99**	**$1.08**	$0.98	$0.89
Europe	**$0.88**	**$0.93**	**$0.94**	**$0.57**	**$0.82**	$0.81	$0.68
Benchmark raw material prices:[1]							
Benzene (dollars per gallon)[2]	**$3.65**	**$3.98**	**$4.36**	**$2.30**	**$3.57**	$3.62	$3.26

(1) Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2) Source: CMAI Contract Market.

(3) Source: CMAI.

Discussion of Financial Results

2008 VERSUS 2007

Revenue was $1,942 million in 2008, down from $2,092 million in 2007. Despite modestly higher prices in 2008, revenue declined due to significantly lower sales volumes. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, as the recession in the United States deepened in the latter half of 2008 and broadened to include other regions such as Europe where the Company operates. In addition, high costs for feedstock such as benzene limited the opportunity for profitable export of styrene out of North America, further weakening demand.

Feedstock and Operating Costs were $1,981 million, down slightly from $2,042 million in 2007. Although average benzene costs were slightly lower in 2008, costs generally were higher during the first nine months of 2008 when production was higher. The rapid decline in feedstock costs in the fourth quarter, which pulled down the average cost for the year, occurred in parallel with weaker sales volumes due to the weakness in product markets and the reduction in chain inventory caused by the steep energy and petrochemical price declines in the last three months of 2008.

Adjusted EBITDA loss was $78 million in 2008, compared to adjusted EBITDA income of $17 million in 2007. In 2008, margins were compressed as significantly lower sales volumes and higher flow-through feedstock costs more than offset higher selling prices. This decline was buffered somewhat by cost cutting and business optimization synergies, which attained an $80 million run rate by the end of the year.

2007 VERSUS 2006

Revenue was $2,092 million in 2007, down from $2,186 million in 2006. The year-over-year decrease was due to higher selling prices for styrene and SPS, being more than offset by the impact of lower sales volumes. North American average styrene and SPS prices increased by 5% and 10%; respectively, primarily due to higher benzene feedstock costs. In addition, European SPS prices increased by 19% in 2007, in part due to higher feedstock costs.

Total sales volumes were 13% lower in 2007 than in 2006, due in part to a lack of styrene export opportunities in the fourth quarter of 2007. The combination of higher styrene prices in North America in the fourth quarter, due to sharply higher ethylene feedstock costs, and lower styrene prices in Asia resulted in few profitable export opportunities. In contrast, North American styrene producers exported significant volumes to Asia in the fourth quarter of 2006 due to attractive economics.

Feedstock and Operating Costs were $2,042 million, down from $2,183 million in 2006. The year-over-year decrease in feedstock costs was due to lower feedstock purchases resulting from lower sales volume.

Adjusted EBITDA was $17 million in 2007, compared to a loss of $43 million in 2006. The year-over-year improvement was primarily due to restructuring activities taken in North America and Europe. Since the middle of 2006 the following cost-reduction actions were taken: closure of the Chesapeake, Virginia; Carrington, UK; and Berre, France, polystyrene sites, expiration of a long styrene supply contract, and continued cost reductions in Europe.

Performance Styrenics Business Unit

Performance Styrenics produces standard EPS in North America, has EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin and also produces unique Styrenic Performance Polymers. Specifically, the Performance Styrenics unit contains the following:

- **North American EPS**
- **EPS-based downstream ventures:** building and construction ventures such as Elemix® concrete additive, NOVA Chile EPS molding operations and the joint venture interest in NOVIDESA.
- **Styrenic Performance Polymers**

Business Overview

Performance Styrenics' products and ventures apply proprietary and licensed technology to the energy-efficiency benefits of EPS to enable customers to reduce their costs and environmental impact. For example, several of the ventures' building and construction products enable builders to create structures that have higher energy-efficiency than traditional homes, in less time and using fewer skilled workers. Styrenic Performance Polymers such as ARCEL® resin can reduce the amount of protective packaging used which improves sustainability and leads to lower packaging and logistics costs and reduced packaging waste while minimizing damage. As a result, NOVA Chemicals' premium products can earn higher margins over standard, non-differentiated products. Standard EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry.

Currently, sales of standard EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of the business unit is dependent on the cyclical supply/demand balance for EPS.

STYRENE FEEDSTOCK

Styrene is the primary feedstock for the production of NOVA Chemicals' EPS and Styrenic Performance Polymers. NOVA Chemicals' minority interest in LyondellBasell's Chemical Company's Channelview, Texas, propylene oxide/styrene monomer (PO/SM) facility supplies 400 million pounds per year of cost-based styrene to the Performance Styrenics business unit, meeting virtually all of its anticipated styrene requirements.

EXPANDABLE POLYSTYRENE

NOVA Chemicals has the capacity to produce 280 million pounds per year of standard EPS at its production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. The capacity has been reduced as a result of the restructuring efforts of the Performance Styrenics business. NOVA Chemicals' downstream ventures build on the foundation of EPS resin technology to create new consumer and industrial applications that deliver enhanced value.

STYRENIC PERFORMANCE POLYMERS

NOVA Chemicals has annual production capacity for Styrenic Performance Polymers of approximately 160 million pounds, which are manufactured at its Beaver Valley facility and through tolling agreements with outside manufacturing partners.

ARCEL resin is a performance polymer that is molded into foam for protective packaging and used by producers of damage-sensitive goods such as computers, printers, electronics, appliances and furniture. Packaging made from ARCEL resin is resilient, light and flexible which provides superior protective properties, thereby enhancing brand image and ensuring positive "out of box" consumer experiences. ARCEL resin enables the optimization of protective packaging which helps deliver sustainable packaging solutions in the form of material source reduction and cube utilization which increases the units shipped per truckload, decreasing the number of shipping containers and contributing to the sustainability goals of NOVA Chemicals' customers.

NOVA Chemicals has annual ARCEL resin production capacity of 70 million pounds between NOVA Chemicals' Beaver Valley, PA, facility and the ARCEL finishing plant in Ningbo, China. The finishing plant provides a local source of ARCEL resin in Asia and is operated under a strategic partnership with Loyal Chemical Industrial Corporation.

DYLARK resins are used in automotive applications, such as soft instrument panels, structural consoles, roof-mounted LCD video supports and interior trim. DYLARK resins are specified for their temperature resistance, stiffness and strength, lot-to-lot consistency and exceptional foam adhesion.

DOWNSTREAM VENTURES USE EPS TECHNOLOGY TO CAPTURE VALUE

NOVA Chemicals' Performance Styrenics business unit has downstream ventures that seek to capture value beyond the manufacturing and sale of plastic resins. The ventures are based on the attributes of EPS which offer energy-efficiency and insulating benefits to customers seeking superior product performance and enhanced sustainability.

Building and Construction Ventures add value through the use of high efficiency construction systems and advanced materials component fabrication and include but are not limited to the following:

- **Elemix Concrete Additive** contains proprietary polymeric spheres that have been specially formulated for use in concrete. By distributing uniformly in concrete, Elemix additive provides lighter weight concrete and enhanced durability in structural and non-structural concrete applications. Structures built with lightweight concrete made with Elemix additive require less supporting structural steel and offer superior insulating properties compared to traditional concrete. In 2008, Elemix additive passed key Underwriters Laboratory testing requirements and is now permitted to be used in most building applications.
- **NOVIDESA** is a 50:50 joint venture formed by NOVA Chemicals and Grupo IDESA, that produces and sells building systems such as insulating concrete forms (ICFs) and steel-reinforced EPS partition wall panels and decking that target the rapidly growing Mexican construction market. The joint venture also sells EPS in Mexico.
- A letter of intent to form a joint venture between NOVA Chemicals and Reliance Industries Limited has been signed to take advantage of the rapidly maturing Indian construction market. NOVA Chemicals is reviewing this proposed joint venture with IPIC pending closing of the Arrangement.
- **NOVA Chile** is 100% owned by NOVA Chemicals and operates two EPS molding plants located in Quilicura and El Tepual, Chile, which mold products for local fish and produce packaging, housing and construction markets. NOVA Chile continues to provide industry leading products to the Chilean construction market.

Outlook for Performance Styrenics Business Unit

NOVA Chemicals intends to restructure its Performance Styrenics business unit to decrease overall fixed costs. NOVA Chemicals will focus its resources on only its best and most immediate opportunities and expects to exit certain product lines and eliminate or consolidate certain downstream businesses or ventures during 2009.

In December 2008, the Company idled its Beaver Valley production facility to reduce costs and conserve cash during a period of weak product demand. Portions of the plant were restarted in the first quarter of 2009 and EPS production capacity has been reduced from 370 million pounds to 280 million pounds.

Performance Styrenics Financial Highlights

(millions of U.S. dollars, except where noted)	2008	2007	2006
Revenue	**$433**	$412	$385
Adjusted EBITDA[1]	**$ (45)**	$ (5)	$ (17)
Operating loss[1]	**$ (69)**	$ (30)	$ (29)
Sales volumes[2] (millions of pounds)	**366**	418	415

(1) See Supplemental Measures on page 53.

(2) Third-party sales.

PERFORMANCE STYRENICS AVERAGE BENCHMARK PRICES

	2008				Annual		
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2008	2007	2006
Benchmark Raw Material Prices:[1]							
Styrene[2]	**$0.72**	**$0.78**	**$0.86**	**$0.56**	**$0.73**	$0.68	$0.65

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.

DISCUSSION OF FINANCIAL RESULTS

2008 VERSUS 2007

Revenue in 2008 was $433 million, up from $412 million in 2007. The improvement was due to higher selling prices, particularly for EPS and DYLARK resins. Resin sales volume grew in the first half of 2008, but dropped off sharply in the second half due to declines in domestic and international demand in most construction, automotive and packaging markets.

Feedstock and Operating Costs in 2008 were $435 million, up from $380 million in 2007. Costs were higher in 2008 primarily due to the 7% increase in the cost of styrene.

Adjusted EBITDA loss in 2008 was $45 million compared to $5 million in 2007. The first half of 2008 saw growth in sales volumes and margins while the second half of 2008 saw unprecedented declines in global demand.

2007 VERSUS 2006

Revenue in 2007 was $412 million up from $385 million in 2006. The improvement was due to higher sales volume of EPS and higher selling prices, particularly for EPS and DYLARK resins. EPS sales volumes were 13% higher in 2007 due to stronger domestic demand in the construction market.

Feedstocks and Operating Costs in 2007 were $380 million, up from $363 million in 2006. Costs were higher in 2007 primarily due to the 6% increase in styrene, which more than offset lower operating costs as a result of NOVA Chemicals' restructuring activities.

Adjusted EBITDA in 2007 was a $5 million loss, an improvement from the $17 million loss in 2006. Margins expanded in 2007 as increased selling prices more than offset higher styrene input costs. The impact of restructuring activities in 2007 also contributed to the year-over-year improvement.

Corporate Adjusted EBITDA and Other Items

A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2008	2007	2006
Corporate operating costs[1]	**$ (98)**	$(100)	$ (108)
Stock-based compensation and profit sharing	**58**	(52)	6
Forward transactions on stock-based compensation	**(100)**	16	(20)
Mark-to-market feedstock derivatives	**(87)**	21	(20)
Restructuring charges	**(37)**	(86)	(985)
Foreign exchange gains	**117**	—	—
Insurance credit (charge)	**—**	4	(19)
	$(147)	$(197)	$(1,146)
Add back:			
Mark-to-market feedstock derivatives	**87**	(21)	20
Corporate depreciation	**11**	9	8
Restructuring charges	**37**	86	985
Adjusted EBITDA[2]	**$ (12)**	$(123)	$ (133)

(1) Beginning with the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes and corporate operating costs to the business segments. Prior period results have been revised to reflect this change. Corporate operating costs include corporate depreciation.

(2) During 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly. See Supplemental Measures on page 53.

2008 VERSUS 2007

Corporate operating costs were $98 million in 2008, virtually unchanged from $100 million in 2007.

2007 VERSUS 2006

Corporate operating costs were $100 million in 2007 compared to $108 million in 2006, a decrease of $8 million primarily due to one-time lower employee retirement accruals.

STOCK-BASED COMPENSATION, FORWARD TRANSACTIONS AND PROFIT SHARING

NOVA Chemicals has three cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of its common stock price. In November 2005, the Company entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to stock-based compensation plans. Compensation costs associated with these plans fluctuate as a result of changes in the market price of the Company's common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between the Company's common stock price on the NYSE and the average execution price. In 2008, NOVA Chemicals extended the forward transactions until November 2009.

The intention of these transactions was to give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. As NOVA Chemicals' stock price changed, the mark-to-market impact related to the stock-based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as NOVA Chemicals' stock price fell below the grant price of the stock-based compensation units.

Unrealized gains and losses associated with the forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss (Dec. 31, 2007 – $19 million), resulting in a liability. At Dec. 31, 2008 and 2007, this liability is reported in accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

The forward transactions include an interest component which is accrued and payable by NOVA Chemicals on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of NOVA Chemicals' common shares on any three consecutive trading days commencing Feb. 1, 2009, was U.S. $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009. Refer to Note 23 in the Notes to Consolidated Financial Statements.

The three cash-settled stock based compensation plans include the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferrred Share Unit Plans. In 2008, the Company recorded income of $29 million, $14 million and $17 million, repectively, related to each of those plans (expense of $20 million, $15 million and $1 million in 2007 and income of $20 million, expense of $3 million and expense of $1 million in 2006). In 2008, the Company expensed $100 million related to the forward transactions (income of $16 million in 2007 and expense of $20 million in 2006).

Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees. In 2008, the Company expensed $2 million related to stock option grants ($2 million in 2007 and $8 million in 2006).

NOVA Chemicals has a profit sharing program that is available to most employees and is based on the achievement of shareholder return on equity targets. The profit sharing targets were not achieved in 2008, thus there is no profit sharing expense in 2008 ($14 million in 2007 and $2 million in 2006).

Stock-based compensation and profit sharing expenses net of forward transactions were $42 million in 2008, $6 million higher than 2007 due to the ineffectiveness of the hedge, partially offset by lower profit sharing expense and the mark-to-market on the Deferred Share Unit plan.

MARK-TO-MARKET FEEDSTOCK DERIVATIVES

NOVA Chemicals maintains a derivative program to manage risk associated with feedstock purchases. The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. NOVA Chemicals classifies mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

The mark-to-market impact to earnings was an $87 million loss in 2008 versus a $21 million gain in 2007. The $108 million decline was a result of decreases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

The mark-to-market gain was $21 million in 2007 versus a $20 million loss in 2006. The $41 million improvement was a result of increases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

2008

In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

- $17 million impairment charge related to certain joint venture and equity investments;
- $9 million related to costs incurred for capital projects which will not be pursued at this time;
- $6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $1 million has been paid related to severance costs for employees; and
- $5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which $1 million has been paid related to severance costs for employees.

2007

In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as NOVA Chemicals, to reduce costs as follows:

- INEOS NOVA announced the planned closure of the Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals' share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million. As of Dec. 31, 2008, substantially all of the severance costs have been paid to employees.
- INEOS NOVA also acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, NOVA Chemicals recorded a charge of $29 million, the Company's 50% share of the charge.
- INEOS NOVA had severance costs related to North American employees resulting in a $3 million before-tax charge for NOVA Chemicals' share of those costs. As of Dec. 31, 2008, the amount paid related to severance costs for employees was immaterial.
- During 2007, NOVA Chemicals recorded a $7 million before-tax restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. As of Dec. 31, 2008, $5 million has been paid related to severance costs for employees. NOVA Chemicals also recorded $6 million before-tax charges for other restructuring actions to reduce costs.
- European restructuring by the INEOS NOVA joint venture resulted in an additional $3 million before-tax in costs, all of which have been paid as of Dec. 31, 2008.

2006

In 2006, NOVA Chemicals recorded total restructuring charges of $985 million ($861 million after-tax) related to the following: the write-down of the North American and European styrene and polystyrene assets; the write-down of the Carrington, UK, SPS facility, severance costs for the North American restructuring, severance costs for the Chesapeake, Virginia, SPS plant closure and NOVA Innovene restructuring costs.

- NOVA Chemicals recorded a non-cash write-down of $860 million in 2006 ($772 million after-tax) related to styrene and polystyrene assets (see discussion on page 55 related to Property, Plant and Equipment).
- The Company accrued $56 million of restructuring costs related primarily to non-cash asset write-downs for the Carrington, UK, SPS facility closure following the announcement to permanently close that site. The charge included $8 million related to total expected severance and other departure costs, substantially all of which have been paid to date.

- The Company also accrued $53 million of restructuring costs related to severance, pension and other employee-related costs associated with the North American restructuring announced on June 26, 2006. As of Dec. 31, 2008, $39 million has been paid related to severance costs for employees.
- The Company accrued $15 million related to severance costs for the Chesapeake, Virginia, polystyrene plant closure. As of Dec. 31, 2008, $10 million has been paid to employees.
- Lastly, $1 million of restructuring costs related to actions taken by NOVA Innovene were accrued and paid.

FUNCTIONAL CURRENCY CHANGE

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This substantially eliminated the joint venture's potential reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in accumulated other comprehensive income (AOCI). NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

The Canadian to U.S. dollar exchange rate changes resulted in $117 million of foreign exchange gain during the fourth quarter of 2008 that was recorded in Corporate results. NOVA chemicals will continue to recognize such foreign exchange gains and losses flow through earnings in the future and will separately report these amounts on the Consolidated Statement of Income (Loss).

INSURANCE CREDIT (CHARGE)

NOVA Chemicals is one of many participants in OIL and sEnergy — two mutual insurance companies formed to insure against catastrophic risks. The Company continues to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. This process is likely to be complete by the second quarter of 2009. NOVA Chemicals believes the Company's reserves are adequate to cover any outstanding claims. NOVA Chemicals expects to receive the full amount of its investment prior to the dissolution of sEnergy.

2008

No insurance charges were incurred during 2008.

2007

NOVA Chemicals recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

2006

NOVA Chemicals recorded a $19 million ($13 million after-tax) charge in 2006 related to its share of potential incremental future payments required to meet losses in OIL and sEnergy.

OTHER GAINS AND LOSSES

2008

In 2008, NOVA Chemicals recognized other losses of $2 million ($1 million after-tax).

2007

In 2007, NOVA Chemicals recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. NOVA Chemicals received cash proceeds of $6 million for these transactions and entered into a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012, in connection with the sale of the Chesapeake, Virginia, facility.

Liquidity and Capital Resources

NOVA Chemicals' principal sources of liquidity are cash flows from operations, cash on-hand and borrowings under its revolving credit facilities. NOVA Chemicals utilizes its accounts receivable securitization programs as additional sources of financing. NOVA Chemicals' principal uses of cash are operating expenditures, capital expenditures and debt service.

CASH FLOW

The following is a summary of cash flow:

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Net (loss) income	**$ (48)**	$ 347	$(703)
Depreciation and amortization	**273**	246	299
Future income tax recovery	**(123)**	(58)	(219)
Unrealized foreign exchange gain	**(119)**	—	—
Other losses (gains)	**2**	(20)	(1)
Stock option expense	**2**	2	8
Unrealized loss (gain) on derivatives	**87**	(21)	20
Non-cash restructuring charges	**25**	61	907
	99	557	311
Operating working capital and other	**173**	(228)	39
Cash provided by operating activities	**272**	329	350
Proceeds on sale of assets	**—**	6	3
Capital expenditures and turnaround costs	**(210)**	(198)	(246)
Acquisition of production rights	**—**	(30)	—
Cash used in investing activities	**(210)**	(222)	(243)
Decrease in long-term debt and bank loans	**(91)**	(13)	(192)
Common shares issued	**3**	8	3
Options retired for cash	**—**	(6)	(2)
Common share dividends	**(31)**	(31)	(29)
Cash used in financing activities	**(119)**	(42)	(220)
Increase in cash due to exchange rates	**13**	—	—
(Decrease) increase in cash and cash equivalents	**(44)**	65	(113)
Cash and cash equivalents, beginning of year	**118**	53	166
Cash and cash equivalents, end of year	**$ 74**	$ 118	$ 53

INFLOWS OF CASH

Operating working capital and other decreased by $173 million in 2008 primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. NOVA Chemicals recorded a $129 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Operating working capital increased by $228 million in 2007 due to rapidly rising feedstock costs which increased the value of inventory, as well as product price increases which increased receivables. Operating working capital decreased by $39 million in 2006 primarily due to a decrease in receivables and inventory.

In total, NOVA Chemicals generated $272 million in cash from operations in 2008 versus $329 million in 2007 and $350 million in 2006. Cash generation was primarily due to significant working capital reductions in the last quarter of 2008 versus underlying business unit earnings strength in 2007.

OUTFLOWS OF CASH

NOVA Chemicals' capital expenditures and turnaround costs were $210 million in 2008, compared to $198 million in 2007 and $246 million in 2006. Capital expenditures and turnarounds in 2009 are expected to be approximately $125 million. NOVA Chemicals has significantly reduced its capital expenditure budget for 2009 as part of its cost-cutting plan. The Company will focus only on the projects that are critical to the continued safe, reliable and environmentally responsible operation of its plants and will defer other projects.

In 2007, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals' Texas City, Texas, styrene plant for $60 million, of which NOVA Chemicals' 50% share was $30 million. INEOS NOVA nominated zero production from Sterling in December 2007, which prompted Sterling to permanently shut down the Texas City plant.

In 2008, NOVA Chemicals repaid its $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed at the option of the holders. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. In 2007, NOVA Chemicals was able to reduce debt by $13 million despite the significant investment in working capital from rapidly escalating feedstock and product prices. In May 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance in October 2005 of $400 million of senior floating rate notes due in 2013.

COMMITMENTS

NOVA Chemicals has various contractual cash obligations, including long-term debt repayments and associated interest, feedstock derivatives, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply.

CONTRACTUAL CASH OBLIGATIONS

		Payments due by period			
as of Dec. 31, 2008 (millions of U.S. dollars)	**Total**	2009	2010 to 2011	2012 to 2013	After 2013
Long-term debt[1]	$ 1,659	$ 382	$ 353	$ 809	$ 115
Interest payments[2]	569	147	227	91	104
Commodity-based derivatives	60	12	48	—	—
Forward transactions on stock-based compensation	118	118	—	—	—
Contributions to defined benefit plans[3]	45	45	—	—	—
Contributions to defined contribution plans[3]	10	10	—	—	—
Operating leases[4]	454	51	90	75	238
Unconditional purchase obligations[5]	6,724	1,757	1,301	992	2,674
Total contractual cash obligations	$ 9,639	$ 2,522	$ 2,019	$ 1,967	$ 3,131

(1) Includes current portion and bank loans.

(2) Interest payments were calculated using interest rates that were in effect as of Dec. 31, 2008.

(3) Includes estimate for 2009 only. No estimates are available for years beyond 2009.

(4) Includes property, railcar and other equipment leasing commitments.

(5) Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

LIQUIDITY

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. The Company does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. At Dec. 31, 2008, the Company had total liquidity of $573 million, comprised of $74 million cash on-hand and $499 million (net of letters of credit) of available borrowing capacity under its revolving credit facilities.

Although the first three quarters of 2008 were very strong operationally, the global economic decline in the fourth quarter caused earnings to decline dramatically. NOVA Chemicals has secured amendments to the financial covenants in its credit facilities that should provide the Company with access to its major credit lines during the first half of 2009 subject to complying with certain conditions (see *Credit Facilities* below and Note 23 in the Notes to Consolidated Financial Statements) and has undertaken certain internal measures which focus on cash generation and cost reduction to maintain adequate liquidity. The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits. NOVA Chemicals repaid its $125 million 7.25% debentures, which were redeemed early at the option of the holders, from available cash. NOVA Chemicals also extended the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc. for one year to October 2009. As of Dec. 31, 2008, the Company posted $45 million (2007 - $0 million) of maintenance collateral which is included in Restricted cash on the Consolidated Balance Sheets. This margin serves to reduce the ultimate payment required upon termination of the total return swap. The notional amount and the terms of the total return swap were amended subsequent to Dec. 31, 2008. Refer to Note 23 in the Consolidated Financial Statements.

In 2007 and 2006, the Company reduced net debt by $13 million and $192 million, respectively. In 2006, the Company repaid $300 million of medium-term notes upon maturity. This debt repayment was funded by an issuance, in October 2005, of $400 million of senior floating rate notes due in 2013.

CREDIT FACILITIES

As of Dec. 31, 2008, NOVA Chemicals had five revolving credit facilities with a total capacity of $683 million. During 2008, NOVA Chemicals amended two of its revolving credit facilities and added a fifth revolving credit facility. The $100 million unsecured facility that was due to expire on Mar. 31, 2008, was extended to Mar. 15, 2009, and the availability was reduced to $68 million. The secured facility with original availability of $325 million, due to expire June 30, 2010, was increased to $350 million. No changes were made to the $65 million unsecured facility expiring on Mar. 20, 2010, or the $100 million unsecured facility expiring on Mar. 20, 2011. In addition, NOVA Chemicals entered into a $100 million unsecured revolving credit facility, expiring as follows: $30 million on Mar. 20, 2010; $30 million on Sep. 20, 2011; and $40 million on Sep. 20, 2013. As of Dec. 31, 2008, NOVA Chemicals had utilized $184 million of these facilities, of which $40 million was in the form of letters of credit.

Indentures on NOVA Chemicals' public debt allow for up to 10% of consolidated net tengible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million revolving credit facility will be reduced proportionately. Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million. The revolving credit facility size remains at $350 million and future consolidated net tangible assets calculations could restore full availability.

On Jan. 28, 2009, the $68 million facility expiring on Mar. 15, 2009 was reduced to $33 million.

The $33 million facility described above, the $350 million facility expiring June 30, 2010, the total return swap and NOVA Chemicals' Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling twelve-month basis. At Dec. 31, 2008, the Company was in compliance with these financial covenants. Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions, which include the following:

- amending the Accounts Receivable Securitization programs' financial covenants to mirror the amended covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see NOVA Chemicals' Off-Balance Sheet Accounts Receivable Securitization Programs);

- securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see $150 Million Financing below); and
- securing an additional $100 million by June 1, 2009 of which $50 million was secured as part of the $150 Million Financing.

The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits.

ADDITIONAL FINANCING

On Feb. 22, 2009, the Company secured a $150 million revolving credit facility with Export Development Canada (EDC), and a syndicate of three Canadian banks that expires on June 30, 2010. The $150 million exceeds the $100 million of new financing required to be raised by Feb. 28, 2009 as a condition subsequent to the covenant relief referred to above. The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent of the same covenant relief. This new revolving credit facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap and NOVA Chemicals' Accounts Receivable Securitization Programs.

In connection with the Arrangement, IPIC provided a $250 million unsecured credit backstop facility to NOVA Chemicals (see page 23). In the event that the IPIC Arrangement or an alternative transaction is not completed, NOVA Chemicals has agreed to jointly develop a financing plan with certain of its existing lenders with the intent to raise net proceeds of not less than $300 million. Refer to Note 23 in the Notes to Consolidated Financial Statements.

FINANCIAL COVENANTS

Covenant	Requirement	Dec. 31, 2008 Actual
Interest Coverage Ratio[1]	Not less than 2.0	3.5
Debt to Cash Flow Ratio[2]	Not to exceed 5.0	3.1

(1) See Supplemental Measures on page 53.

(2) As defined in NOVA Chemicals' revolving credit facility, debt includes items not in accordance with Canadian GAAP, such as obligations under operating leases (if in excess of a specified percentage of consolidated assets) and amounts outstanding under the Company's accounts receivable securitization programs. The definition also provides for debt to be offset by (i) cash and short-term investments held with syndicate banks (other than asset-backed commercial paper); provided that such cash and short-term investments (or the applicable financial institutions) maintain specific ratings by certain rating agencies, and (ii) the amount of NOVA Chemicals' wholly-owned subsidiary's (NOVA Chemicals Inc.) preferred shares. See Supplemental Measures on page 53.

NOVA Chemicals' ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company's control. Such factors include future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company's core group of banks and other sources of financing. If NOVA Chemicals breaches these covenants or other covenants it could result in a default and, in the case of the revolving credit facilities, permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit. See Supplemental Measures on page 53 for covenant definitions.

In January 2009, the covenants were amended for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results (see Note 23 in the Notes to Consolidated Financial Statements).

CURRENT DEBT MATURITIES OR REDEMPTIONS

NOVA Chemicals has two financings totaling $376 million that are maturing or may be redeemed in 2009 as follows: (i) $250 million relates to 7.4% medium-term notes due Apr. 1, 2009, and (ii) $126 million relates to the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc. discussed below under the heading *Series A Preferred Shares and Total Return Swap*. See Note 8 to the Consolidated Financial Statements for maturity of revolving credit facilities. The Company currently expects that its year-end liquidity position, coupled with core bank support, new sources of financing secured subsequent to year-end (see Note 23 in the Notes to Consolidated Financial Statements) and internal actions taken to conserve cash, will put the Company in a position to address this bond maturity. Subsequent to Dec. 31, 2008, the equity notional amount of the total return swap was reduced to $75 million and the term was extended to June 30, 2010. Refer to Note 23 in the Notes to Consolidated Financial Statements.

SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, the Company's subsidiary, NOVA Chemicals Inc., issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals' common shares (plus NOVA Chemicals' preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, the dividend rate on the Series A preferred shares was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap described below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently reduced the equity notional amount of the total return swap to $126 million. On settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. In February 2009, the total return swap was amended (see Note 23 in the Notes to Consolidated Financial Statements). Upon termination of the total return swap, NOVA Chemicals expects that it will excersise its right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to London Inter-Bank Offered Rate (LIBOR), as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the average price of the outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to NOVA Chemicals. If the average price decreases by 5% or more, NOVA Chemicals would be required to post additional collateral. Cash collateral of $45 million has been provided to the counterparty as of Dec. 31, 2008, and is included in Restricted cash on the Consolidated Balance Sheets. The total return swap was amended on Feb. 22, 2009 to extend the termination date through June 30, 2010 and reduce the equity notional amount. Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals. Refer to Note 23 in the Notes to Consolidated Financial Statements.

If NOVA Chemicals defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends. In December 2008, NOVA Chemicals amended the terms of the total return swap to eliminate the stock price trigger by which the counterparty would have had the right to terminate the swap.

The total return swap was scheduled to terminate on Oct. 31, 2008. However, in September 2008, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2009. Because the term expires within the next 12 months, the Series A preferred shares were classified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 79 of this Annual Report. Subsequent to year-end, the term of the agreement was further extended (see Note 23 in the Notes to Consolidated Financial Statements).

OFF-BALANCE SHEET ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals. NOVA Chemicals' off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. NOVA Chemicals has engaged in the current programs since 1999 to obtain lower financing rates than those available from other sources. The capacity of trade accounts receivable sold to a third party on a revolving basis is a maximum of $300 million, which represents a $50 million decrease in the program as compared to Dec. 31, 2007. The programs expire on June 30, 2010. At Dec. 31, 2008, $175 million in receivables were sold under the programs. Of the total amount, $84 million was sold via a special purpose entity (SPE) that is 100% owned by NOVA Chemicals. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. The Company has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in NOVA Chemicals' Consolidated Financial Statements. No other business is conducted through SPE's.

On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. As of Mar. 5, 2009, $119 million was sold under the programs. See Note 23 in the Notes to Consolidated Financial Statements.

INEOS NOVA Joint Venture (North America). INEOS NOVA, which commenced operations on Oct. 1, 2007, entered into a $150 million accounts receivable securitization program in the third quarter of 2008 which expires in July 2010. At Dec. 31, 2008, $54 million in receivables were sold under the program. NOVA Chemicals' 50% share of the receivables sold was $27 million. The INEOS NOVA joint venture has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in either the INEOS NOVA joint venture financial statements or NOVA Chemicals' Consolidated Financial Statements. As of Dec. 31, 2008, INEOS NOVA was in compliance with the covenants associated with this program.

INEOS NOVA Joint Venture (Europe). In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year, €120 million accounts receivable securitization program. This program expires in November 2011. At Dec. 31, 2008, €50 million in receivables were sold under the program. NOVA Chemicals' 50% share of the receivables sold was €25 million. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in either the INEOS NOVA joint venture financial statements or NOVA Chemicals' Consolidated Financial Statements. As of Dec. 31, 2008, INEOS NOVA was in compliance with the covenants associated with this program.

CAPITALIZATION

NOVA Chemicals' net debt-to-total capitalization ratio was 62.6% at Dec. 31, 2008, 60.3% at Dec. 31, 2007, and 75.9% at Dec. 31, 2006. The ratio increased in 2008 compared to 2007 as a result of the decrease in shareholders' equity due principally to a 19% decline in the Canadian dollar.

The ratio declined in 2007 compared to 2006 as cash on-hand increased as well as shareholders' equity improved with positive earnings. In December 2006, NOVA Chemicals wrote down its styrene and polystyrene assets by $860 million ($772 million after-tax), which negatively impacted shareholders' equity.

Dec. 31 (millions of U.S. dollars, except as noted)	2008	2007	2006
Long-term debt[1]	**$1,652**	$1,797	$1,780
Less: Cash and cash equivalents,	**(74)**	(118)	(53)
Restricted cash	**(49)**	(4)	(7)
Total debt, net of cash, cash equivalents, restricted cash	**1,529**	1,675	1,720
Shareholders' equity	**914**	1,101	546
Total capitalization [2]	**$2,443**	$2,776	$2,266
Net debt to total capitalization	**62.6%**	60.3%	75.9%

(1) Maturity dates for NOVA Chemicals' current and long-term debt range from 2009 to 2025. Long-term debt includes current portion of long-term debt, the outstanding amount on the revolving credit facilities and bank loans.

(2) Total capitalization reflects shareholders' equity and total debt, net of cash, cash equivalents and restricted cash.

SUPPLEMENTAL MEASURES

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals' operating performance. Internally, the Company uses non-GAAP financial information as indicators of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

- **Adjusted EBITDA** equals net income before interest expense, income taxes, depreciation and amortization, other gains and losses, mark-to-market feedstock derivatives and restructuring charges. In 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. The years ended Dec. 31, 2007 and 2006, have been restated accordingly. Adjusted EBITDA assists investors in determining NOVA Chemicals' ability to generate cash from operations.

- **Adjusted net income** equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized (gains) losses, after-tax restructuring charges and other after-tax non-recurring items. Adjusted net income allows investors to compare the underlying financial results for various periods.

- **Adjusted net income per share, diluted** equals adjusted net income divided by diluted weighted-average common shares outstanding. Adjusted net income per share allows investors to analyze the underlying financial results for various periods on a comparative basis.

Reconciliation of Adjusted net income and Adjusted Net Income Per Share

		Years Ended	
(millions of U.S. dollars, except per share amounts)	2008	2007	2006
Net income	**$ (48)**	$ 347	$(703)
Non-GAAP Adjustments:			
After-tax mark-to-market feedstock derivative unrealized losses (gains)	**61**	(13)	14
Insurance charge	**—**	—	13
Canadian tax-rate reduction benefit	**—**	(65)	(60)
After-tax restructuring charges	**33**	55	861
Adjusted net income	**$ 46**	$ 324	$ 125
Diluted weighted-average common shares outstanding	**83.1**	83.5	82.5
Adjusted net income per share	**$0.55**	$3.88	$1.52

- **Common shareholders' equity at year-end** is equal to common shareholders' equity divided by outstanding common shares.
- **Interest coverage ratio** is calculated as consolidated cash flow (excluding the INEOS NOVA joint venture) divided by consolidated interest expense for the preceding twelve-month period. This measure is provided to assist investors in calculating NOVA Chemicals' compliance with debt covenants.
- **Debt to cash flow ratio** equals net consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated cash flow. Net consolidated debt and consolidated cash flow exclude amounts for the INEOS NOVA joint venture. This measure is provided to assist investors in calculating NOVA Chemicals' compliance with debt covenants.
- **Net debt to total capitalization** equals total debt, net of cash and cash equivalents, and restricted cash, divided by the sum of net debt and total common shareholders' equity. This measure can be used to analyze the leverage of the Company.
- **Operating income (loss)** equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

(millions of U.S. dollars)	**2008**	2007	2006
Net (loss) income	**$ (48)**	$347	$(703)
Income tax (recovery) expense	**(66)**	51	(144)
Other losses (gains)	**2**	(20)	(1)
Restructuring charges	**37**	86	985
After-tax mark-to-market feedstock derivative unrealized losses (gains)	**87**	(21)	20
Interest expense (net)	**156**	175	168
Depreciation and amortization	**273**	246	299
Adjusted EBITDA	**$441**	$864	$ 624

- **Return (loss) on average common equity** is equal to net income (loss) divided by average common equity.
- **Total capitalization** includes shareholders' equity and total debt, net of cash and cash equivalents, and restricted cash.

Dividends and Distributions

COMMON SHARE DIVIDENDS

Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of $0.10 Canadian per share, representing an aggregate of $0.40 Canadian per share annually. In 2008, a total of $33 million Canadian dollars in dividends was paid on the Company's common shares. Under the Arrangement Agreement with IPIC, NOVA Chemicals is restricted from declaring, setting aside or paying any dividends in excess of past practice. If the Company chooses to declare, set aside or pay a dividend, IPIC may reduce the consideration per common share by an amount equal to or less than the dividend.

SERIES A PREFERRED SHARE DIVIDENDS

NOVA Chemicals pays 0.5% annual dividends on the $198 million Series A preferred shares of its subsidiary.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The following represents the estimates most critical to the application of NOVA Chemicals' accounting policies. For a summary of the Company's significant accounting policies, please see Note 2 to the annual Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the Audit, Finance and Risk Committee of NOVA Chemicals' Board of Directors, and the Audit, Finance and Risk Committee has reviewed the disclosure relating to such estimates in this Management's Discussion & Analysis.

Inventories. NOVA Chemicals carries inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e. depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Cost is determined on a first-in, first-out (FIFO) basis. Prior to Jan. 1, 2008, the date of adoption of CICA 3031, *Inventories*, there was no allocation of fixed production overhead costs to inventory.

In the fourth quater of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals' Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory have been written down to the lower of cost or estimated net realizable value as of Dec. 31, 2008, and a write-down of $129 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2007 or 2006.

Property, Plant and Equipment (PP&E). NOVA Chemicals' PP&E consists primarily of land, buildings and manufacturing equipment for producing petrochemicals. NOVA Chemicals values PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

Judgmental aspects of accounting for PP&E involves determination of the useful lives of assets, the selection of an appropriate method of depreciation and determining whether an impairment of NOVA Chemicals' assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

NOVA Chemicals is able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

Net PP&E at Dec. 31, 2008, totaled approximately $2.8 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value.

The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

NOVA Chemicals' Olefins/Polyolefins business has an established, long-term record of profitability, and based on current asset carrying values and expected future cash flows, NOVA Chemicals has concluded the carrying value of the assets of the Olefins/Polyolefins business unit as of Dec. 31, 2008 and 2007, were appropriate.

During 2006, NOVA Chemicals restructured its traditional Styrenics business into two business units, Performance Styrenics (which includes North American EPS and styrenic Performance Polymers) and STYRENIX (which included the reportable segments of Styrene Monomer, North American SPS and NOVA Chemicals' interest in NOVA Innovene, the 50:50 European joint venture with INEOS). The STYRENIX business unit is now part of the INEOS NOVA joint venture. In 2006, the Company recorded an after-tax charge of $46 million to write-off the asset value of its Chesapeake, Virginia, SPS plant and another $46 million to write-off the asset value of NOVA Innovene's Carrington, UK, SPS facility as a result of the closure of these STYRENIX plants.

On Dec. 31, 2006, NOVA Chemicals used third-party forecasts of market conditions and product margins to assess the recoverability through projected future cash flows of the STYRENIX plant carrying values. The assets' carrying value at Dec. 31, 2006, prior to write-down, was $1.1 billion. Fair value was estimated to be $242 million. Thus, the assets were written down to the estimated fair value, resulting in a non-cash charge of $860 million ($772 million after-tax).

On Oct. 1, 2007, NOVA Chemicals and INEOS expanded their European joint venture to include the North American Styrene and SPS businesses of both companies. The expanded joint venture is called INEOS NOVA. The contribution of assets was completed on a book value basis. In the fourth quarter of 2007, INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene facility, for which there was no book value remaining, and its plans to shut down the Belpre, Ohio, polystyrene facility, which resulted in a $32 million non-cash asset write-down for NOVA Chemicals. An impairment review was conducted at Dec. 31, 2008, and based on current asset carrying values and expected future cash flows of the expanded INEOS NOVA joint venture, NOVA Chemicals and the joint venture concluded that the carrying value of the assets as of Dec. 31, 2008, was appropriate.

NOVA Chemicals also conducted a review of its Performance Styrenics business unit's assets at the end of 2008. Based on current asset carrying values and expected future cash flows of the Performance Styrenics business unit's assets, NOVA Chemicals concluded that the carrying value of the business unit as of 2008 and 2007 was appropriate.

Asset Retirement Obligations. United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At Dec. 31, 2008, NOVA Chemicals had $23 million of accumulated reserve for these activities.

As a result of the commencement of the INEOS NOVA joint venture on Oct. 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from NOVA Chemicals' liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by NOVA Chemicals and INEOS, and NOVA Chemicals included 50% of this obligation through proportionate consolidation in its results.

During 2008, 2007 and 2006, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2008, 2007 and 2006, the reserves were generally considered adequate for the environmental remediation work required.

The Company undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. NOVA Chemicals determined that $131 million, at that time, might be required to decommission and restore operating plant sites. This amount does not include any deduction for salvage or land value that may be realized; however, these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, NOVA Chemicals' engaged a third-party to perform a review of a sample of the Company's active plant sites and required clean-up and restoration activities. The third party concluded that the cost estimates developed in 2003 continue to be reasonable estimates. No third-party review occurred in 2008.

The present value of this future amount (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $19 million and was accrued in 2003 in anticipation of these activities. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $225 million to $250 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In each of 2008, 2007 and 2006, this expense was $2 million.

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all of its employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. The Company uses current mortality rate tables commonly used for actuarial calculations and selects other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with a duration or projected cash flows that match the timing and amount of expected benefit payments of NOVA Chemicals' plans.

Canadian GAAP requires that actuarial gains and losses be recognized in NOVA Chemicals' income using a systematic and consistent methodology. For defined benefit pensions, the Company amortizes such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into NOVA Chemicals' earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at Dec. 31, 1999, to a $235 million loss at Dec. 31, 2008. On Dec. 31, 2008, unrealized actuarial losses were $235 million.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

A total of $39 million, $52 million and $65 million was contributed in 2008, 2007 and 2006, respectively, to all of NOVA Chemicals' defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. NOVA Chemicals contributed $14 million, $8 million and $8 million in 2008, 2007 and 2006, respectively, to the defined contribution plans.

Funding for NOVA Chemicals' defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of the Company's pension plan assets and obligations. For 2009, funding for the defined benefit plans is expected to range between $40 and $50 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. The 2009 funding level reflects a reduction in employees associated with the downsizing initiative expected to occur in 2009. Contributions to defined contribution plans for 2009 are expected to be $10 million.

Income Taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in NOVA Chemicals' financial statements or tax returns. Judgment is required in assessing future tax consequences. Variations in the actual outcome of these future tax consequences could materially impact NOVA Chemicals' financial position or results of operations.

NOVA Chemicals has a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance is used in situations where it is uncertain that the recorded tax benefit can be utilized in the future. This allowance primarily relates to the uncertain utilization of tax loss carryforwards. The allowance was increased by $41 million in 2008, $14 million in 2007 and $226 million in 2006. The tax reserve is used to provide for potential disputes with tax authorities. During 2008, the reserve was reduced by $20 million. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities. There were no changes to the tax reserve in 2006.

Accounting Standards

Description	Date of adoption	Impact
Canadian GAAP Canadian Institute of Chartered Accountants (CICA) 1535, *Capital Disclosures*, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only
CICA 1400, *General Standards of Financial Statement Presentation*, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	Jan. 1, 2008	No material impact
CICA 3031, *Inventories*, replaces CICA 3030, *Inventories*. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, *Inventories*. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – *Property, Plant and Equipment*, was amended to reflect this change). NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Emerging Issues Committee (EIC) 169, *Determining Whether a Contract is Routinely Denominated in a Single Currency*, provides guidance on how under CICA 3855, *Financial Instruments – Recognition and Measurement* to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

Description	Date of adoption	Impact
Amendments to CICA 3855, *Financial Instruments – Recognition and Measurement*, and CICA 3862, *Financial Instruments – Disclosures*, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with International Financial Reporting Standards (IFRS) and US GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact
EIC 172, *Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income* provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact
CICA 1506, *Changes in Accounting Policies and Estimates and Errors* provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact
CICA 1530, *Comprehensive Income* establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	Disclosure only
CICA 3251, *Equity* establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	Jan. 1, 2007	Disclosure only

Description	Date of adoption	Impact
CICA 3862, *Financial Instruments – Disclosure* and CICA 3863, *Financial Instruments —Presentation* replaces CICA Section 3861, *Financial Instruments — Disclosure and Presentation* and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these new standards.	Dec. 31, 2007	Disclosure only
CICA 3855, *Financial Instruments – Recognition and Measurement* is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income.	Jan. 1, 2007	Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non-affiliated entities classified as available-for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007 the impact of this change was not material.

Description	Date of adoption	Impact
CICA 3865, *Hedges* replaces and expands AcG-13, Hedging Relationships and the hedging guidance in CICA 1650, *Foreign Currency Translation* and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007	As a result of adopting CICA 3865, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long-term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.
EIC 166, *Accounting Policy for Transaction* requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact
EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses.	Dec. 31, 2006	Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).
Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and 2008.	Jan. 1, 2006	No material impact

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada's current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS. The table below describes NOVA Chemicals' IFRS convergence plan. NOVA Chemicals is on track to meet the major milestones.

Key Activity	Milestones/Deadlines	Effort Accomplished/ Remaining Effort to Complete
Financial statement preparation: Identification of differences in Canadian GAAP/IFRS accounting policies and choices • Selection of IFRS 1 accounting policy choices • Selection of NOVA Chemicals' continuing IFRS policies • Quantification of effects of IFRS 1 • Preparation of mock-up disclosures	Mar. 31, 2010	• Elections for most optional exemptions and mandatory exemptions in IFRS 1 determined • Selected accounting policies in certain areas; accounting policy decisions remain in a number of areas • Must quantify effects of IFRS 1 elections • Must prepare mock-up for disclosures
Infrastructure: IFRS expertise identification and development at level of: • Operating division accounting staff • Corporate finance and consolidation group • Senior Executive and Board level, including Audit, Finance and Risk Committee	Ready for commencement of 2010 conversion exercise (approximately Q4 2009)	• IFRS Steering team and project members identified and training is ongoing • Audit, Finance & Risk Committee will approve IFRS policy decisions and recommended accounting policy changes
Infrastructure: Information Technology • Systematic processing changes • Program upgrades/changes • One-off calculations (IFRS 1) • Disclosure data gathering • Scope of consolidation package • Budget/plan/forecast monitoring process	Ready for parallel processing of 2010 general ledgers and planning/monitoring process (approximately Q4 2009)	• Scoping and investigation phases substantially complete • Hardware and software acquired • Direction established and resources identified • Testing phase scheduled to begin in Q2 2009
Business Policy Assessment: Financial covenants and practices (including securitization programs)	If necessary, renegotiate covenants by end of Q1 2010	• Identification of all relevant GAAP-dependent covenants and contracts in process • Assessment of current accounts receivable securitization programs compliance underway
Control Environment: • Accounting policy determination, documentation and implementation • Independent review of applications • Update Controller's Guide • Update Sarbanes-Oxley control narratives	• Review and approval by management and Audit, Finance & Risk Committee of all accounting policy changes by end of Q3 2010 • Implementation audit reviewed by Internal Audit in Q4 2010 • CEO/CFO certification process updated by Q4 2010	• Identification of all material accounting policy changes underway • Documentation of changes in Controller's Guide and SOX narratives has not begun
Communication Strategy	Strategy completed by end of Q2 2010	• Identified internal and external stakeholders • Implement external communication strategy

Market and Regulatory Risk

The Audit, Finance and Risk Committee of NOVA Chemicals' Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the Company's hedging policy. NOVA Chemicals' policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See additional information in Note 20 on page 120. Additional risks inherent in the Company's business and operations are discussed in the Company's Annual Information Form among other publicly filed disclosures.

FOREIGN EXCHANGE HEDGING

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals' operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency.

Through Sep. 30, 2008, NOVA Chemical's functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency were generally not hedged; however, the Company could have hedged this risk under certain circumstances.

Foreign currency risks also may result from certain investing activities such as the acquisition and disposal of investments in foreign companies and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

NOVA Chemicals' subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

At December 31, 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments. At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company's cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2008 and 2007, the INEOS NOVA joint venture also had several short-term foreign currency swaps outstanding, maturing through Jan. 29, 2009 and Feb. 29, 2008, respectively. NOVA Chemicals' 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now

U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amount on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

NOVA Chemicals' investing, financing and operating activities continue to be exposed to currency risks, which effective Oct. 1, 2008, includes both translation and transaction effects. NOVA Chemicals is currently reviewing the need to amend its foreign exchange policy in order to better manage foreign currency risks in the current economic environment.

As of Dec. 31, 2008, NOVA Chemicals had a net liability position of $857 million in non-U.S. dollar currencies. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $7 million after-tax. Any change in the Euro would not be material.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

COMMODITY PRICE RISK MANAGEMENT AND HEDGING

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals' crude inventory against changes in the market price. As of Dec. 31, 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges. Open commodity-based derivatives as of Dec. 31, 2007, used to hedge NOVA Chemicals' crude inventory value matured in January 2008 and were not material. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865, *Hedges* or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

EQUITY FORWARD CONTRACTS

Equity forward contracts were used to manage exposures to fluctuations in NOVA Chemicals' stock-based compensation costs, as the costs of the plans vary as the market price of the underlying common shares changes. For further details on NOVA Chemicals' equity forward contracts, see Stock-Based Compensation, Forward Transactions and Profit Sharing on page 43.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $573 million at Dec. 31, 2008 and $552 million at Dec. 31, 2007. NOVA Chemicals' primary objective has always been to focus on and monitor liquidity and cash flow. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals' five revolving credit facilities. This requirement was eliminated in March 2008 and was replaced with a net debt-to-cash flow covenant.

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Please refer to Note 23 in the Notes to Consolidated Financial Statements for events that occurred subsequent to year-end which affected liquidity. The Company's future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

CREDIT RISK MANAGEMENT

Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2008 and Dec. 31, 2007, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2008, NOVA Chemicals had $1 million of credit exposure for commodity-based instruments (Dec. 31, 2007 - $20 million).

In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of six months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were up from 1% at Dec. 31, 2007, to 5% at Dec. 31, 2008, of total trade receivables, but there is no indication as of Dec. 31, 2008, that debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continues to be immaterial in 2008.

GOVERNMENT REGULATION AND ENVIRONMENTAL PROTECTION

Like other companies in the plastics and chemical industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacturing, processing and importation of certain petrochemical substances, discharges or releases (air, land or water) and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. NOVA Chemicals is exposed to costs arising from its environmental compliance.

Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of toxic or hazardous materials, personal injury and property and environmental damage.

Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

From time to time, NOVA Chemicals has entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers' Association (CCPA) in 1985 and adopted by the American Chemistry Council (ACC) in the United States in 1988. Responsible Care currently is practiced by chemical industry associations in over 50 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products.

NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities, including participation in the CCPA's National Emissions Reduction Masterplan.

In 2002, Canada ratified the Kyoto Protocol thereby committing it to legislating reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas emissions by 20% from 2006 levels by the year 2020 and by 60 - 70% by 2050. Existing facilities are anticipated to be required to reduce greenhouse gas emissions intensity by 18% from 2006 levels beginning in the year 2010. The federal plan is proposed to be implemented through a series of amendments to existing regulations, which are expected to begin in 2009. As a result, legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals' operations in Canada. The Canadian federal goverment currently is reviewing its climate change strategy and the potential impact of the proposed amendments is uncertain.

In addition to the anticipated federal regulations, most Canadian provinces are also contemplating some form of greenhouse gas emissions reduction legislation. In Alberta, *the Specified Gas Emitters Regulation* under the *Climate Change and Emissions Management Act* came into force in 2007, imposing annual reductions targets on facilities that emit greenhouse gases. Established facilities are required to reduce carbon dioxide equivalent gases by 12% from a 2003-2005 average emissions intensity (baseline). In compliance with the regulations, NOVA Chemicals submitted the greenhouse gas emissions baseline data and the 2007 emissions data, certified by an independent consultant. Based upon the data submitted, NOVA Chemicals reduced emissions in excess of the provincial requirements. NOVA Chemicals has implemented emission intensity reduction improvements and expects it will be able to consistently comply with the regulations, assuming normal operating conditions.

In the United States, greenhouse gas emission regulations are under consideration and some states have announced an intention to implement omission reduction programs. NOVA Chemicals' facilities in the United States, currently emit greenhouse gases at levels below the anticipated minimum regulatory thresholds.

NOVA Chemicals is developing and implementing a variety of initiatives to reduce greenhouse gas emissions and improve energy efficiency across its operations. Due to the uncertainty of long-term regulatory requirements, NOVA Chemicals cannot provide assurance that it will not incur substantial costs to meet greenhouse gas emission reduction requirements or whether they will be material.

Summarized Quarterly Financial Information

three months ended (millions of U.S. dollars, except where noted)	2008				2007			
	Dec. 31	**Sept. 30**	**Jun. 30**	**Mar. 31**	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Revenue	**$1,153**	**$2,088**	**$2,213**	**$1,912**	$1,795	$1,755	$1,676	$1,506
Operating (loss) income	**$ (318)**	**$ 188**	**$ 67**	**$ 107**	$ 114	$ 188	$ 150	$ 101
Net (loss) income	**$ (214)**	**$ 98**	**$ 18**	**$ 50**	$ 126	$ 97	$ 80	$ 44
Net (loss) income per common share								
— Basic	**$ (2.56)**	**$ 1.18**	**$ 0.21**	**$ 0.60**	$ 1.52	$ 1.17	$ 0.97	$ 0.53
— Diluted	**$ (2.56)**	**$ 1.18**	**$ 0.21**	**$ 0.60**	$ 1.51	$ 1.16	$ 0.96	$ 0.53
Adjusted net (loss) income per common share								
— Diluted	**$ (2.30)**	**$ 1.00**	**$ 1.00**	**$ 0.85**	$ 1.53	$ 1.01	$ 1.00	$ 0.33
Weighted-average common shares outstanding (millions)								
— Basic	**83.2**	**83.2**	**83.1**	**83.1**	83.0	83.0	82.9	82.7
— Diluted	**83.2**	**83.2**	**83.2**	**83.2**	83.4	83.8	83.7	83.5

QUARTERLY EARNINGS TRENDS

In 2008, business results for the first three quarters were characterized by solid margins, strong domestic and export sales volumes, and an expanding Alberta Advantage, against a backdrop of rising feedstock and selling prices. In the fourth quarter, an unprecedented drop in commodity prices and rapid deterioration in the global economy combined to cause all business segments to report much weaker results. The decline in net income in the first quarter of 2008 compared with the fourth quarter of 2007 was due to weaker margins primarily driven by higher feedstock costs and a six-cent per pound reduction in the Alberta Advantage, and a $12 million after-tax increase in unrealized losses on mark-to-market feedstock derivatives. As compared to the first quarter, adjusted net income improved in the second and third quarters due to higher margins in the Olefins/Polyolefins business that were only partially offset by weaker margins for the INEOS NOVA joint venture and Performance Styrenics businesses. Selling price increases outpaced higher feedstock costs in Olefins/Polyolefins, while the opposite was true for the Styrenics-related businesses, which were negatively affected by greater exposure to weakening construction and consumer durables markets. Additionally, the Alberta Advantage strengthened as feedstock costs on the USGC rose much faster than natural gas prices in Alberta. The Advantage attained a record high of 28 cents per pound in the third quarter. While adjusted net income was relatively stable in the second and third quarters, net income was more volatile, driven by swings in unrealized gains and losses on mark-to-market feedstock derivatives. Net income fell in the second quarter primarily due to $61 million in after-tax unrealized losses on mark-to-market feedstock derivatives, whereas net income increased in the third quarter due to $15 million in after-tax unrealized gains on mark-to-market feedstock derivatives, a favorable change of $76 million quarter-over-quarter. In the fourth quarter, net income declined due to the unprecedented correction in energy and petrochemical prices, historic sharp selling price reductions that outpaced flow-through feedstock cost decreases, lower sales volumes and a sharp reduction in the Alberta Advantage. Atypical factors accelerated the decline. The precipitous drop in the cost of feedstocks like crude oil and benzene resulted in a large negative inventory flow-through impact of $294 million after-tax and a $90 million after-tax write-down to adjust inventories to net realizable values. These negative impacts were only partially offset by a $142 million after-tax gain related to a change in functional currency effective Oct. 1, 2008.

The improvement in net income in the first quarter of 2007 was due to strengthening margins, cost reductions and mark-to-market unrealized gains on feedstock derivatives ($17 million after-tax) offset somewhat by the negative impact of the Canadian rail strike ($8 million after-tax). Net income increased in the second quarter due to significant margin improvement in the Olefins/Polyolefins business unit. While market ethylene and polyethylene price increases were offset by higher feedstock costs on the U.S. Gulf Coast, NOVA Chemicals' feedstock costs increased only slightly resulting in improved margins. The Alberta Advantage was significant in the second quarter at approximately 13¢ per pound. In the third and fourth quarters, the Olefins/Polyolefins business unit reported record adjusted EBITDA due to strong domestic and export demand and improving margins as price increases exceeded feedstock cost changes. Margins improved as industry price increases, driven by rising market feedstock costs, outpaced the Company's Alberta based feedstock costs. The Alberta Advantage averaged a record 27¢ per pound by year-end, 17¢ per pound on average for the full year. As previously mentioned, several other items also impacted NOVA Chemicals' earnings in 2007 including restructuring charges of $55 million after-tax, $25 million impact of a stronger Canadian dollar, Canadian federal tax-rate reduction benefit of $65 million, $13 million non-cash tax benefit associated with a Belgium tax case, the Canadian rail strike negative impact of $8 million after-tax and the sale of the previously shutdown Chesapeake, Virginia, facility and other incidental land of $14 million after-tax.

FOURTH QUARTER 2008 OVERVIEW

Net loss for the fourth quarter was $214 million ($2.56 loss per share) compared to net income of $98 million ($1.18 per share) for the third quarter of 2008 and net income of $126 million ($1.51 per share) for the fourth quarter of 2007. Several factors, including inventory flow-through impact primarily in the Corunna and INEOS NOVA joint venture segments and a year-end inventory write-down partially offset by a change in the functional currency of the Company's Canadian operations, had the net impact of reducing earnings in the fourth quarter 2008 by $(242) million ($(2.91) per share).

The following table summarizes the adjusted EBITDA by business unit

	Three Months Ended			Year Ended	
(millions of U.S. dollars)	**Dec. 31 2008**	**Sep. 30 2008**	Dec. 31 2007	**Dec. 31 2008**	Dec. 31 2007
Adjusted EBITDA[1]					
Olefins/Polyolefins[2]	**$(210)**	**$282**	$308	**$576**	$975
INEOS NOVA Joint Venture	**(77)**	**(13)**	(6)	**(78)**	17
Performance Styrenics	**(35)**	**(8)**	–	**(45)**	(5)
Corporate	**96**	**(27)**	(30)	**(12)**	(123)
Adjusted EBITDA	**$(226)**	**$234**	$272	**$441**	$864

(1) See Supplemental Measures on page 53.

(2) Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments.

The Olefins/Polyolefins business unit reported an adjusted EBITDA loss of $210 million, down significantly from the adjusted EBITDA gain of $282 million in the third quarter of 2008. The quarter-over-quarter decline was due to the unprecedented decline in energy and petrochemical prices, the historical sharp selling price reductions that outpaced flow-through feedstock cost decreases, lower sales volumes and an inventory write-down.

The Joffre Olefins segment reported adjusted EBITDA of $107 million in the fourth quarter of 2008 despite the extreme volatility in energy and petrochemical markets, down from $226 million in the third quarter of 2008. Margins declined in the fourth quarter due to selling prices that fell faster than feedstock costs and lower sales volumes. Industry average prices for ethylene fell 43% driven by sharply lower feedstock costs in the United States Gulf Coast (USGC) region. Alberta ethane costs were 20% lower in the fourth quarter. Natural gas prices fell 26% due to sharply lower crude oil prices and ample inventories. In comparison, average USGC ethane prices fell 61% due to effects of hurricanes Gustav and Ike, and the historic decline in energy product markets which weakened demand and caused inventories to accumulate. As a result, the Alberta Advantage fell to an average of 2¢ per pound in the fourth quarter of 2008.

Corunna Olefins reported an adjusted EBITDA loss of $221 million in the fourth quarter of 2008, compared to an adjusted EBITDA gain of $1 million in the third quarter of 2008. The decline was due to flow-through feedstock costs that lagged the precipitous drop in selling prices, lower sales volumes and a write-down of inventory to net realizable value as of Dec. 31, 2008. The reduction in feedstock costs resulted in significant reductions in working capital in the fourth quarter. In the fourth quarter of 2008, the average WTI crude oil price declined 50%, while NOVA Chemicals' average flow-though crude oil costs fell just 14%. Average co-product selling prices in the fourth quarter were 44% lower and sales volumes were 10% lower than the third quarter of 2008. Industry average prices for ethylene declined 43% driven by sharply lower feedstock costs in the USGC region.

The Polyethylene segment reported an adjusted EBITDA loss of $120 million in the fourth quarter of 2008, compared to adjusted EBITDA of $61 million in the third quarter of 2008. The quarter-over-quarter decline was due to lower margins as selling prices fell more rapidly than feedstock costs, and lower sales volumes. NOVA Chemicals' sales volume was 747 million pounds in the fourth quarter versus 864 million pounds in the third quarter of 2008. After weak sales volumes in October and November, NOVA Chemicals sold 345 million pounds in December, the highest volume for any December and the second highest monthly sales volume on record. International sales volume represented 14% of total sales which was lower than the 17% in the prior quarter, but equal to the five-year average. Early in the fourth quarter, export sales were unprofitable due to the rapid decline in feedstock costs that brought polyethylene prices down even faster in export markets than in North America. The export window re-opened in late November as international prices began to rise and demand recovered.

NOVA Chemicals' 50% share of INEOS NOVA provided an adjusted EBITDA loss of $77 million in the fourth quarter of 2008, compared to an adjusted EBITDA loss of $13 million in the third quarter of 2008. Selling prices for both styrene monomer and polystyrene declined much faster than flow-through feedstock costs, and volumes fell significantly in the fourth quarter versus the third quarter of 2008. In North America, business performance was negatively affected by the unprecedented decline in energy and petrochemical markets and the deepening recession, which led to significant declines in durable goods consumption and production. Benzene, the major raw material for styrene and polystyrene production, declined 85% from its peak in August to mid-December, with most of the change occurring in the fourth quarter. In Europe, the situation was very similar and monomer and polymer selling price declines in both regions led customers to dramatically curtail purchases and reduce inventories. Industry prices for styrene and polystyrene in North America fell 35% and 18% respectively, while European polystyrene prices fell 39% in the fourth quarter of 2008 versus the third quarter of 2008.

At the end of 2008, INEOS NOVA achieved an annualized run rate of $80 million of synergies, up from $63 million at the end of the third quarter of 2008. The business is on track to deliver synergies at an annualized target rate of $135 million by the end of 2009 through further cost cutting and business optimization. NOVA Chemicals' share of any savings is 50%.

Performance Styrenics reported an adjusted EBITDA loss of $35 million in the fourth quarter of 2008 compared to a loss of $8 million in the third quarter of 2008. The decrease primarily was due to lower margins as flow-through feedstock costs declined less than selling prices, and sales volumes declined across all product lines. The Company plans to completely restructure this business unit in 2009, resulting in an anticipated fixed cost reduction of 40% and a significant decline in working capital requirements.

Corporate adjusted EBITDA was $123 million higher in the fourth quarter of 2008 as compared to the third quarter of 2008 primarily due to a change in the the Company's functional currency during the fourth quarter of 2008, resulting in a $117 million foreign exchange gain (see page 46).

NOVA Chemicals also recorded restructuring charges totaling $32 million ($29 million after-tax). These charges, which are included in Corporate, include the following: impairment charges related to certain joint venture and equity investments, costs incurred for discontinued capital projects and other restructuring costs related to actions taken to reduce costs. Refer to page 45 of the MD&A for further discussion.

Liquidity at the end of the fourth quarter was $573 million, up from $510 million at the end of the third quarter of 2008. NOVA Chemicals increased liquidity by a total of $90 million in the second half of 2008. Net debt was reduced by $290 million in the fourth quarter, including a reduction in accounts receivable securitization balances of $150 million. Subsequent to the end of the fourth quarter, NOVA Chemicals and its core banks amended covenants that should give the Company use of its major credit lines during the first half of 2009 subject to complying with certain condotions. See Liquidity on page 49 for details.

Share Data

Common Shares Issued and Outstanding

(number of shares)	For the period ended Mar. 5, 2009	2008	2007	2006
Beginning of period	**83,160,889**	**83,054,528**	82,561,272	82,364,899
Issued upon exercise of options	**—**	**106,361**	493,256	196,373
End of period	**83,160,889**	**83,160,889**	83,054,528	82,561,272

Employee Incentive Stock Options

(number of shares)	For the period ended Mar. 5, 2009	2008	2007	2006
Beginning of period	**3,841,359**	**4,054,567**	5,478,697	5,107,611
Granted	**—**	**220,350**	174,100	1,007,259
Exercised	**—**	**(134,712)**	(1,547,696)	(567,795)
Cancelled	**(462,750)**	**(298,846)**	(50,534)	(68,378)
End of period	**3,378,609**	**3,841,359**	4,054,567	5,478,697

DISCLOSURE CONTROLS AND PROCEDURES

Based on NOVA Chemicals' management's evaluation (with the participation of its principal executive officer and principal financial officer), as of Dec. 31, 2008, NOVA Chemicals' principal executive officer and principal financial officer have concluded that NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NOVA Chemicals in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange and Commission rules and forms and is accumulated and communicated to NOVA Chemicals' management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in NOVA Chemicals' internal control over financial reporting during the year ended Dec. 31, 2008, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to NOVA Chemicals, including its Annual Information Form, is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Trademark Information

NOVA Chemicals® is a registered trademark of NOVA Brands Ltd.; authorized use/utilization autorisée.

Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorissée.

ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.

NAS® and ZYLAR® are registered trademarks of INEOS NOVA.

Elemix® and NOVACAT® are trademarks of NOVA Chemicals Inc.

NOVAPOL® is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council, Inc. (ACC) in the United States.

Consolidated Six-Year Review

(millions of U.S. dollars, except per share amounts, ratios and miscellaneous data)	2008	2007[1]	2006[1]	2005	2004	2003
Operating Results						
Revenue	**$7,366**	$6,732	$6,519	$5,616	$5,270	$3,949
Adjusted EBITDA[2]	**$ 441**	$ 864	$ 624	$ 461	$ 570	$ 219
Operating income (loss)[2]	**$ 44**	$ 553	$ (680)	$ 3	$ 265	$ (94)
Net income (loss)	**$ (48)**	$ 347	$ (703)	$ (101)	$ 253	$ (14)
Adjusted net income (loss)[2]	**$ 46**	$ 324	$ 125	$ 26	$ 114	$ (106)
Total assets	**$4,034**	$4,856	$4,100	$5,178	$5,047	$4,413
Capitalization						
Current bank loans	**$ 2**	$ 3	$ 1	$ 1	$ —	$ —
Long-term debt[3]	**1,650**	1,794	1,779	1,973	1,649	1,682
Less: Cash and cash equivalents and restricted cash	**(123)**	(122)	(60)	(173)	(252)	(284)
Net debt[2]	**$1,529**	$1,675	$1,720	$1,801	$1,397	$1,398
Shareholders' equity	**914**	1,101	546	1,215	1,484	1,301
Total capitalization net of cash and cash equivalents and restricted cash and other assets[2][3]	**$2,443**	$2,776	$2,266	$3,016	$2,881	$2,699
Cash Flow Data						
Cash provided by (used in) operating activities	**$ 272**	$ 329	$ 350	$ 338	$ 335	$ (26)
Capital expenditures (net of project advances)	**$ 166**	$ 156	$ 198	$ 419	$ 227	$ 119
Data per Common Share						
Net (loss) income						
— Basic	**$ (0.57)**	$ 4.19	$ (8.52)	$ (1.22)	$ 2.92	$ (0.16)
— Diluted	**$ (0.57)**	$ 4.16	$ (8.52)	$ (1.22)	$ 2.72	$ (0.16)
Adjusted net income (loss)[2]						
— Diluted	**$ 0.55**	$ 3.88	$ 1.52	$ 0.31	$ 1.19	$ (1.22)
Ratios						
(Loss) return on average common equity[2][4]	**(4.4)%**	43.2%	(55.6)%	(7.5)%	19.2%	(0.8)%
Net debt to total capitalization[2]	**62.6%**	60.3%	75.9%	59.7%	48.5%	51.8%
Miscellaneous Data						
Employees at year-end[5]	**2,850**	2,820	3,300	3,600	4,100	4,300
Closing share price						
— TSX ($Cdn)	**$ 5.85**	$32.27	$32.50	$38.81	$56.70	$35.04
— NYSE ($U.S.)	**$ 4.77**	$32.40	$27.90	$33.40	$47.30	$26.95
Dividends and Distributions						
Common shares	**$ 31**	$ 31	$ 29	$ 27	$ 28	$ 25

(1) In 2008, NOVA Chemicals reclassified prepaid expenses and rebate accruals for 2007 and 2006 from Accounts receivable to Prepaid and other assets and Accounts payable and accrued liabilities, respectively.

(2) In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures provided by other companies. Certain of these measures are defined on page 53 of the Management's Discussion & Analysis.

(3) Long-term debt includes current portion of long-term debt.

(4) Net income (loss) divided by average common equity.

(5) 2008 and 2007 excludes approximately 450 NOVA Chemicals' employees who have been transferred to INEOS NOVA.

Management's Report

To the Shareholders of NOVA Chemicals Corporation

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management also is responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The business conduct policy and the code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders' auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

JEFFREY M. LIPTON
Chief Executive Officer

LARRY A. MACDONALD
Senior Vice President & Chief Financial Officer

March 5, 2009
Calgary, Canada

Management's Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1. NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.
2. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
3. NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2008 Consolidated Financial Statements of NOVA Chemicals included $526 million and $299 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2008, and $1,845 million and $112 million of revenues and net loss, respectively, for the year then ended.
4. Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2008, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.
5. Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2008, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 77 of this Annual Report.

JEFFREY M. LIPTON
Chief Executive Officer

LARRY A. MACDONALD
Senior Vice President & Chief Financial Officer

March 5, 2009
Calgary, Canada

Independent Auditors' Report on Financial Statements

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the related Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with Canadian Generally Accepted Accounting Principles.

As discussed in Note 2 to the Consolidated Financial Statements, in 2008 the Corporation made changes to its methods of accounting for inventories and its Deferred Share Units Plan, in 2007 made changes to its methods of accounting for stock-based compensation, financial instruments and hedges and also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 21 in 2007, the Corporation made changes to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans. In addition as described in Note 19, the Corporation has restated its segment reporting for the year ended December 31, 2006.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2009, expressed an unqualified opinion thereon

Ernst & Young LLP

ERNST & YOUNG LLP
Chartered Accountants

March 5, 2009
Calgary, Canada

Independent Auditors' Report on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of NOVA Chemicals Corporation

We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals' 2008 Consolidated Financial Statements and constituting $526 million and $299 million of total and net assets, respectively, as of December 31, 2008, and $1,845 million and $112 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2008 and 2007, and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 5 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

ERNST & YOUNG LLP
Chartered Accountants

March 5, 2009
Calgary, Canada

Consolidated Statements of Income (Loss)

year ended December 31 (millions of U.S. dollars, except number of shares and per share amounts)	2008	2007	2006
Revenue	**$7,366**	$6,732	$6,519
Feedstock and operating costs (excluding depreciation)	**6,852**	5,597	5,662
Selling, general and administrative	**225**	200	202
Research and development	**52**	50	51
Foreign exchange gains (Note 20)	**(117)**	—	—
Restructuring charges (Note 13)	**37**	86	985
Depreciation and amortization	**273**	246	299
	7,322	6,179	7,199
Operating income (loss)	**44**	553	(680)
Interest expense, net (Note 8)	**(156)**	(175)	(168)
Other (losses) gains (Note 14)	**(2)**	20	1
	(158)	(155)	(167)
(Loss) income before income taxes	**(114)**	398	(847)
Income tax recovery (expense) (Note 15)	**66**	(51)	144
Net (loss) income	**$ (48)**	$ 347	$ (703)
Weighted-average number of common shares outstanding (millions)			
— Basic	**83**	83	83
— Diluted	**83**	84	83
Net (loss) income per common share (Note 10)			
— Basic	**$ (0.57)**	$ 4.19	$ (8.52)
— Diluted	**$ (0.57)**	$ 4.16	$ (8.52)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Net (loss) income	**$ (48)**	$ 347	$ (703)
Other comprehensive (loss) income:			
Unrealized gain (loss) on available-for-sale securities, net of tax of $0	**1**	(1)	—
Unrealized (loss) gain on translation of self-sustaining foreign operations	**(149)**	235	54
	(148)	234	54
Comprehensive (loss) income	**$ (196)**	$ 581	$ (649)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2008	2007[1]
ASSETS		
Current assets		
Cash and cash equivalents	$ 74	$ 118
Accounts receivable (Note 3)	290	608
Inventories (Note 4)	529	882
Prepaid expenses and other assets	34	20
Future income taxes (Note 15)	68	—
Restricted cash (Note 8)	49	4
	1,044	1,632
Investments and other assets (Note 5)	182	177
Property, plant and equipment, net (Note 6)	2,808	3,047
	$4,034	$4,856
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank loans	$ 2	$ 3
Accounts payable and accrued liabilities (Note 7)	781	1,183
Long-term debt due within one year (Note 8)	380	254
	1,163	1,440
Long-term debt (Note 8)	1,270	1,540
Deferred credits and long-term liabilities (Note 9)	302	265
Future income taxes (Note 15)	385	510
	3,120	3,755
SHAREHOLDERS' EQUITY		
Common shares	508	505
Contributed surplus	25	27
Accumulated other comprehensive income	464	612
Deficit	(83)	(43)
	914	1,101
	$4,034	$4,856
Contingencies and commitments (Notes 8, 18 and 20)		

(1) In 2008, NOVA Chemicals reclassified certain balance sheet amounts. The prior period was restated. See Notes 2, 3 and 7.

See accompanying Notes to Consolidated Financial Statements.

On behalf of the board:

KERRY L. HAWKINS
Director

JEFFREY M. LIPTON
Director

Consolidated Statements of Cash Flows

year ended December 31 (millions of U.S. dollars)	2008	2007	2006[1]
Operating Activities			
Net (loss) income	**$ (48)**	$ 347	$(703)
Depreciation and amortization	**273**	246	299
Future income tax recovery (Note 15)	**(123)**	(58)	(219)
Other losses (gains) (Note 14)	**2**	(20)	(1)
Stock option expense (Note 11)	**2**	2	8
Unrealized loss (gain) on derivatives	**87**	(21)	20
Unrealized foreign exchange gain	**(119)**	—	—
Non-cash restructuring charges (Note 13)	**25**	61	907
	99	557	311
Changes in non-cash working capital:			
Accounts receivable	**281**	(53)	50
Inventories	**317**	(232)	11
Future income taxes	**(68)**	—	—
Other current assets	**(40)**	(4)	(2)
Accounts payable and accrued liabilities	**(354)**	176	(57)
	136	(113)	2
Changes in non-current assets and liabilities	**37**	(115)	37
Cash provided by operating activities	**272**	329	350
Investing Activities			
Proceeds on sales of assets, investments and other capital transactions	**—**	6	3
Property, plant and equipment additions	**(166)**	(156)	(198)
Turnaround costs, long-term investments and other assets	**(44)**	(42)	(48)
Acquisition of production rights	**—**	(30)	—
Cash used in investing activities	**(210)**	(222)	(243)
Financing Activities			
(Decrease) increase in current bank loans	**(1)**	2	—
Increase (decrease) in revolving debt	**37**	(4)	108
Long-term debt additions	**1**	1	5
Long-term debt repayments	**(128)**	(12)	(308)
Affiliate long-term notes	**—**	—	3
Common shares issued	**3**	8	3
Options retired for cash (Note 11)	**—**	(6)	(2)
Common share dividends	**(31)**	(31)	(29)
Cash used in financing activities	**(119)**	(42)	(220)
Increase in cash due to exchange rates	**13**	—	—
(Decrease) increase in cash and cash equivalents	**(44)**	65	(113)
Cash and cash equivalents, beginning of year	**118**	53	166
Cash and cash equivalents, end of year	**$74**	$ 118	$ 53
Cash tax payments, net of refunds	**$ 47**	$ 62	$ 53
Cash interest payments	**$ 190**	$ 172	$ 168

(1) In 2008, NOVA Chemicals reclassified certain balance sheet amounts. The prior periods were restated. See Notes 2, 3 and 7.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

year ended December 31 (millions of U.S. dollars)	2008	2007	2006
Common shares			
Balance at beginning of year	**$ 505**	$ 497	$ 494
Common shares issued	**3**	8	3
Balance at end of year	**$ 508**	$ 505	$ 497
Contributed surplus			
Balance at beginning of year	**$27**	$ 25	$ 16
Contribution of post-retirement plans to INEOS NOVA (Note 16)	**(4)**	—	—
Stock option compensation cost	**2**	2	9
Balance at end of year	**$ 25**	$ 27	$ 25
Reinvested (deficit) earnings			
Balance at beginning of year	**$ (43)**	$ (354)	$ 381
Net (loss) income	**(48)**	347	(703)
Adoption of inventory full costing (Note 2)	**39**	—	—
Common share dividends	**(31)**	(31)	(29)
Stock options retired for cash	**—**	(5)	(3)
Balance at end of year	**$(83)**	$ (43)	$(354)
Accumulated other comprehensive income			
Balance at beginning of year	**$ 612**	$ 378	$ 324
Other comprehensive (loss) income:			
Unrealized (loss) gain on translation of self-sustaining foreign operations	**(149)**	235	54
Unrealized gain (loss) on available-for-sale securities	**1**	(1)	—
Balance at end of year	**$ 464**	$ 612	$ 378
Total shareholders' equity	**$ 914**	$1,101	$ 546
Common shares[(1)]			
Balance at beginning of year	**83,054,528**	82,561,272	82,364,899
Common shares issued for cash on exercise of stock options (Note 11)	**105,197**	357,683	129,007
Common shares issued as share appreciation rights on exercise of stock options (Note 11)	**1,164**	135,573	67,366
Balance at end of year[(2)]	**83,160,889**	83,054,528	82,561,272

(1) Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

(2) Stated common share capital for legal purposes at Dec. 31, 2008, 2007 and 2006 was $1,643 million, $1,640 million and $1,632 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1. BASIS OF PRESENTATION

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "the Company" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, "affiliate" means INEOS NOVA (see Note 5 on page 95 and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 21, "United States Generally Accepted Accounting Principles" (U.S. GAAP).

The Corporation reports its Consolidated Financial Statements in U.S. dollars. The Corporation used the Canadian dollar as its functional currency for its Canadian operations from inception of the Company to Sep. 30, 2008. Effective Oct. 1, 2008, NOVA Chemicals changed its functional currency to the U.S. dollar (see Note 2).

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment; estimates for allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; and the estimated tax valuation allowance and tax reserve.

Refer to Note 23 for significant events subsequent to Dec. 31, 2008 which have impacted the Corporation's liquidity and future outlook.

2. Summary of Significant Accounting Policies

CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP		
Canadian Institute of Chartered Accountants (CICA) 1535, *Capital Disclosures*, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only, see Note 20
CICA 1400, *General Standards of Financial Statement Presentation,* was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	Jan. 1, 2008	No material impact
CICA 3031, *Inventories*, replaces CICA 3030, *Inventories.* The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, *Inventories*. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – *Property, Plant and Equipment*, was amended to reflect this change). NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

Description	Date of adoption	Impact
Emerging Issues Committee (EIC) 169, *Determining Whether a Contract is Routinely Denominated in a Single Currency*, provides guidance on how under CICA 3855, *Financial Instruments – Recognition and Measurement* to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact
EIC 172, *Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income* provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact
Amendments to CICA 3855, *Financial Instruments – Recognition and Measurement*, and CICA 3862, *Financial Instruments – Disclosures*, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and US GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact
CICA 1506, *Changes in Accounting Policies and Estimates and Errors* provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact

Description	Date of adoption	Impact
CICA 1530, *Comprehensive Income* establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	Disclosure only
CICA 3251, *Equity* establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	Jan. 1, 2007	Disclosure only
CICA 3862, *Financial Instruments – Disclosure* and CICA 3863, *Financial Instruments — Presentation* replace CICA Section 3861, *Financial Instruments — Disclosure and Presentation* and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these new standards.	Dec. 31, 2007	Disclosure only

Description	Date of adoption	Impact
CICA 3855, *Financial Instruments – Recognition and Measurement* is intended to harmonize Canadian, U.S. and International Financial Reporting Standards (IFRS) and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are	Jan. 1, 2007	Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non-affiliated entities classified as available-for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material.
CICA 3865, *Hedges* replaces and expands AcG-13, Hedging Relationships and the hedging guidance in CICA 1650, *Foreign Currency Translation* and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007	On Jan. 1, 2007, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long-term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

Description	Date of adoption	Impact
EIC 166, *Accounting Policy for Transaction* requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact
EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses.	Dec. 31, 2006	Prior periods presented have been retroactively adjusted, reducing net loss in 2005 by $3 million ($0.04 per share diluted).
Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and 2008.	Jan. 1, 2006	No material impact

CASH AND CASH EQUIVALENTS

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses of accounts that may become uncollectible. The allowance is based on the Corporation's historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on the Corporation's customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

FOREIGN CURRENCY TRANSLATION

NOVA Chemicals' financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, the Corporation's operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in Accumulated Other Comprehensive Income (AOCI) until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian operations. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. See Note 20 for impacts of the change in functional currency.

Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to Oct. 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, these transaction gains and losses are recorded in Foreign exchange gains in the Consolidated Statements of Income (Loss).

DERIVATIVE INSTRUMENTS

The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2008. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Equity forward contracts are used to manage exposures to fluctuations in the Corporation's stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

Changes in the fair value of derivative instruments are reported in income or OCI, depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, *Hedges*. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized on the balance sheet when NOVA Chemicals becomes a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in net income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Investments and other assets, Accounts payable and accrued liabilities and Deferred credits and long-term liabilities.

Loans and receivables are financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives, debt securities or financial assets designated as available-for-sale or held for trading upon initial recognition. Loans and receivables are initially valued at fair value and subsequently measured at amortized cost which approximates fair value. Included in this category are trade accounts receivable, advances receivable from affiliates and other receivables (all included in Accounts receivable), other assets included in Prepaid expenses and other assets and Restricted cash.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in net income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Investments and other assets.

Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that NOVA Chemicals has the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. NOVA Chemicals has no financial assets that are included in this category.

Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, Bank loans (lines of credit), certain long-term liabilities included in Deferred credits and long-term liabilities and long-term debt.

Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in net income (loss).

INVENTORIES

NOVA Chemicals carries inventories at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on a first-in, first-out (FIFO) basis. Beginning Jan. 1, 2008, the cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Financing costs are not included in production costs. Prior to Jan. 1, 2008, there was no allocation of fixed production overhead to inventory.

INVESTMENTS

Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income (loss). Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in OCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

JOINT VENTURES

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

NOVA Chemicals' PP&E primarily consists of land, buildings and manufacturing equipment for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset's value may not be recoverable. If it is determined that an asset's undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

DEPRECIATION

Buildings are depreciated on a straight-line basis over twenty years, and equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

DEFERRED START-UP COSTS

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

LEASES

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

INCOME TAXES

The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its estimated realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals' asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

EMPLOYEE FUTURE BENEFITS

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest measurement date on a portfolio of high quality corporate bonds of similar duration as the Corporation's pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

STOCK-BASED COMPENSATION

The Corporation uses the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

The Corporation uses the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked to market each period based on the value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the service period or for vested units as such changes arise.

DEFERRED SHARE UNIT PLANS

Units issued under these plans are calculated based on annual management incentive awards or director fees. Prior to Oct. 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning Oct. 1, 2008, units granted are marked to market each period based on the average value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units are recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax or $0.16 per share) of income in the fourth quarter of 2008. The prior periods were not restated as the amount was deemed to be immaterial.

EARNINGS PER SHARE

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

SECURITIZATIONS

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

REVENUE RECOGNITION

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

RESEARCH AND DEVELOPMENT

Expenditures associated with research and development activities are expensed as incurred.

INVESTMENT TAX CREDITS

The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

In 2008, NOVA Chemicals reclassified prepaid expenses of $20 million and rebate accruals of $20 million for 2007 from Accounts Receivable to Prepaid expenses and other assets and Accounts payable and accrued liabilities, respectively (see Notes 3 and 7).

3. Accounts Receivable

December 31 (millions of dollars)	2008	2007
Trade[1][2]	**$125**	$385
Affiliate trade[1]	**13**	44
	138	429
Allowance for doubtful accounts[1]	**(14)**	(5)
	124	424
Trade accruals[1]	**79**	75
Recoverable taxes	**14**	16
Fair value of commodity-based derivatives[3]	**—**	14
Fair value of foreign currency swaps[3]	**—**	1
Other[1][4]	**2**	10
Due from affiliate[1][5]	**—**	62
	219	602
Income taxes receivable	**71**	6
	$290	$608

(1) Classified as loans and receivables. See Note 20.
(2) 2007 was restated to reclassify $(20) million to Accounts payable and accrued liabilities. See Notes 2 and 7.
(3) Classified as held-for-trading. See Note 20.
(4) 2007 was restated to reclassify $20 million to Prepaid expenses and other assets. See Note 2.
(5) 2007 includes $60 million in unsecured notes receivable bearing interest at 4.5% per annum. In 2008, this note receivable was reclassified to Investments and other assets. See Note 5.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

NOVA Chemicals

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin that varies with the Corporation's interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or $300 million (2007 and 2006 - $350 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions). The accounts receivable programs expire on June 30, 2010. These programs are governed by the same financial covenants as two of the revolving credit facilities (see Note 8).

On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. See Note 23 in the Notes to Consolidated Financial Statements.

Information regarding the Corporation's securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2008	2007	2006
Amount sold at end of year	**$175**	$264	$247
Loss, dilution and other reserves (as a % of eligible accounts receivable)	**22%**	23%	22%
Interest expense, net of servicing fees	**$ 10**	$ 20	$ 14

One of the Corporation's securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are legally not an asset of the Corporation.

Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2008	2007	2006
Proceeds from (repayment of) new securitizations	**$ (44)**	$ (23)	$ (2)
Proceeds from collections reinvested in revolving period securitizations[1]	**$1,809**	$1,800	$1,993
Servicing fees received[2]	**$ 2**	$ 2	$ 2
Other cash flows received[3]	**$ 538**	$ 598	$ 530

(1) Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

(2) Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

(3) Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

INEOS NOVA JOINT VENTURE (NORTH AMERICA)

INEOS NOVA entered into a $150 million accounts receivable securitization program in North America during the third quarter of 2008 which will expire in July 2010. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

Information regarding NOVA Chemicals' share of INEOS NOVA's North American securitization program is as follows:

December 31 (millions of dollars)	2008
Amount sold at end of year	**$ 27**
Interest expense	**$ 1**

INEOS NOVA JOINT VENTURE (EUROPE)

In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

Information regarding NOVA Chemicals' share of INEOS NOVA's European securitization program is as follows:

December 31 (millions of euros)	2008	2007
Amount sold at end of year	**€ 25**	€ 37
Interest expense	**€ 3**	€ 5

As of Dec. 31, 2008, INEOS NOVA was in compliance with its securitization programs' covenants.

4. Inventories

December 31 (millions of dollars)	2008	2007
Materials and supplies	**$ 45**	$ 51
Raw materials	**218**	474
Finished goods	**266**	357
	$529	$882

year ended December 31 (millions of dollars)	2008
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization[1]	**$ 7**

(1) Refer to accounting policy on Inventories in Note 2.

In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals' Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory have been written down to their estimated net realizable values, and a charge of $129 million was recorded in Feedstock and operating costs in 2008.

5. Investments and Other Assets

December 31 (millions of dollars)	2008	2007
Investments[1]	**$ 27**	$ 30
Advances receivable from affiliate[2][3]	**57**	15
Other assets[4]	**98**	132
	$182	$177

(1) Includes an investment of $15 million (2007 - $15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 3. Also includes an $11 million (2007 - $11 million) investment in sEnergy, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. In 2008, an impairment charge of $5 million was charged to Restructuring charges (see Note 13) for the investment in common shares of Envirokare Tech Inc. In 2007, NOVA Chemicals investment in common shares of Envirokare Tech, Inc. was $4 million, classified as available-for-sale securities and recorded at fair market value.

(2) $5 million (2007 - $5 million) of the advances is subordinated to certain notes receivable.

(3) Classified as loans and receivables. See Note 20.

(4) See schedule of Other Assets below.

OTHER ASSETS

Other assets are comprised of the following:

December 31 (millions of dollars)	2008	2007
Pension asset (Note 16)	**$ 55**	$ 54
Other assets and deferred costs	**12**	31
Deferred start-up costs[1]	**18**	27
Note receivable[2][3]	**13**	13
Fair value of commodity-based derivatives[4]	**—**	7
	$ 98	$132

(1) Start-up costs consist of the unamortized portion of costs incurred in 2006 and 2005 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project, as well as the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets at Joffre, Alberta.

(2) Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 8.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

(3) Classified as loans and receivables. See Note 20.

(4) Classified as held-for-trading. See Note 20.

JOINT VENTURES

On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

On Oct. 1, 2007, NOVA Chemicals' expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals' STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

Prior to expanding the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe. During 2007 and 2006, NOVA Chemicals recognized revenues of $207 million and $254 million, respectively, from the sale of these products to the European joint venture.

Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2008 and 2007, NOVA Chemicals recognized revenues of $328 million and $76 million, respectively, from the sale of these products to the joint venture.

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC (ABT). This joint venture develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals' expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. NOVA Chemicals intends to acquire Dietrich's 50% interest in ABT. NOVA Chemicals is reviewing this proposed acquisition with International Petroleum Investment Company (IPIC) pending closing of the Arrangement.

On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA's solid polystyrene in Mexico.

In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant, a 50% interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp. (a subsidiary of Envirokare Tech Inc.) and a 20% interest in a cogeneration facility located at Joffre, Alberta.

On May 1, 2008, NOVA Chemicals signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture. The proposed new joint venture plans to leverage NOVA Chemicals' green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. The proposed joint venture is on hold until the potential transaction with IPIC is completed (see Note 23 Subsequent Events). Through December 31, 2008, NOVA Chemicals has contributed $8 million to the proposed joint venture.

The following is summarized financial information for NOVA Chemicals' interests in its joint ventures:

year ended December 31 (millions of dollars)	**2008**	2007	2006
Revenue	**$ 2,393**	$ 1,480	$ 1,099
Operating expenses, depreciation and income taxes	**(2,387)**	(1,430)	(1,043)
Net income	**$ 6**	$ 50	$ 56

December 31 (millions of dollars)	**2008**	2007	2006
Current assets	**$ 262**	$ 691	$ 240
Plant, property and equipment and other assets	**717**	829	547
Current liabilities	**(138)**	(554)	(187)
Long-term liabilities	**(151)**	(53)	(68)
Venturers' equity	**$ 690**	$ 913	$ 532

year ended December 31 (millions of dollars)	**2008**	2007	2006
Cash inflows (outflows) from:			
Operating activities	**$ 150**	$ 139	$ 49
Financing activities	**$ (8)**	$ (8)	$ (10)
Investing activities	**$ (2)**	$ (48)	$ 32

6. PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of dollars)	**2008**(1)	2007(1)
Plant and equipment	**$ 6,317**	$ 6,887
Assets under capital lease	**19**	24
Land	**25**	26
Assets under construction(2)	**192**	195
	6,553	7,132
Accumulated depreciation(3)	**(3,745)**	(4,085)
	$ 2,808	$ 3,047

(1) See Note 8 for discussion of the collateral provided under the committed credit facility.

(2) Assets under construction are not depreciated until they are available for commercial production.

(3) Accumulated depreciation for plant and equipment at Dec. 31, 2008, was $3,736 million (Dec. 31, 2007 - $4,077 million). Accumulated depreciation for assets under capital lease at Dec. 31, 2008, was $9 million (Dec. 31, 2007 - $8 million).

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of dollars)	2008	2007
Accounts payable		
Trade[1]	**$397**	$ 632
Accrued taxes	**7**	15
Other[1]	**18**	34
	422	681
Accrued liabilities		
Accrued mark-to-market liability on equity derivative[2]	**118**	19
Pension and post-retirement benefit obligations (Note 16)	**40**	26
Interest[1]	**24**	51
Fair value of commodity-based derivatives[2][3]	**12**	1
Dividends[1]	**7**	8
Income taxes payable	**7**	—
Advances and notes due to affiliate[1]	**6**	32
Deferred share unit plan obligations (Note 12)	**3**	22
Deferred gain on sale of asset[4]	**2**	3
Restricted stock unit plan obligations (Note 11)	**1**	7
Notes payable[1][5]	**1**	43
Equity appreciation plan obligations (Note 11)	**—**	27
Deferred revenue	**—**	17
Trade accruals and other accrued liabilities[1][6]	**138**	246
	359	502
	$781	$1,183

(1) Classified as other financial liabilities. See Note 20.
(2) Classified as held-for-trading. See Note 20.
(3) Balance at Dec. 31, 2008 is net of a $5 million margin call.
(4) Represents the current portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.
(5) 2007 includes $43 million of unsecured notes payable, bearing interest at 4.5% per annum.
(6) 2007 was restated to reclassify $20 million from Accounts receivable. See Notes 2 and 3.

8. Long-Term Debt

December 31 (millions of dollars, unless otherwise noted)		2008		2007	
	Maturity	Amount	Weighted-Average Year-End Interest Rate	Amount	Weighted-Average Year-End Interest Rate
Revolving credit facilities(1)	2009 – 2013	**$ 143**	**3.7%**	$ 106	7.1%
Unsecured debentures and notes(1)	2010 – 2025	**1,104**	**6.6%**	1,278	7.4%
Medium-term notes(1)	2009	**250**	**7.4%**	250	7.4%
Preferred shares(1)	2009	**126**	**3.9%**	126	6.9%
Other unsecured debt(2)	2009 – 2020	**34**	**5.7%**	40	7.8%
Transaction costs and other(3)		**(7)**	**—**	(6)	—
		1,650		1,794	
Less amounts due within one year		**(380)**		(254)	
		$1,270		$1,540	

(1) Classified as other financial liabilities (excluding obligations under capital leases 2008 – $16 million and 2007 - $18 million). See Note 20.

(2) Composed primarily of non-recourse joint venture secured debt (2008 – $17 million and 2007 – $22 million), whereby security is limited to NOVA Chemicals' net investment in the Joffre co-generation joint venture, and obligations under capital leases (2008 – $16 million at 2.69% and 2007 – $18 million at 6.85%). The non-recourse joint venture debt is classified as other financial liabilities. See Note 20.

(3) Certain deferred debt discount and issuance costs and deferred gains on interest swaps have been reclassified as of Jan. 1, 2007, on a prospective basis in accordance with CICA Section 3855. See Note 2.

UNSECURED DEBENTURES AND NOTES

The remaining debentures and notes are unsecured borrowings, which rank *pari passu* in all respects with other unsecured and unsubordinated debt of the Corporation.

Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)		2008	2007
Maturity	Stated Interest Rate		
2010(1)	7.85%	**$ 204**	$ 253
2012(2)	6.5%	**400**	400
2013(2)	Floating(3)	**400**	400
2025(4)	7.875%	**100**	100
2028(5)	7.25%	**—**	125
		$1,104	$1,278

(1) $250 million Canadian dollars; callable at the option of the Corporation at any time.

(2) Callable at the option of the Corporation at any time.

(3) LIBOR + 3.125%; 5.72% at Dec. 31, 2008 (7.8625% at Dec. 31, 2007).

(4) Callable at the option of the Corporation on or after Sep. 15, 2005.

(5) Redeemed at the option of the holders on Aug. 15, 2008.

REVOLVING CREDIT FACILITIES

As of Dec. 31, 2008, the Corporation had $683 million of revolving credit facilities which expire on the following dates: $68 million on Mar. 31, 2009; $65 million on Mar. 20, 2010; $350 million on June 30, 2010; $100 million on Mar. 20, 2011; and $100 million expiring as follows: $30 million on Mar. 20, 2010; $30 million on Sep. 20, 2011; and $40 million on Sep. 20, 2013. As of Dec. 31, 2008, NOVA Chemicals had utilized $184 million of the facilities, of which $40 million was in the form of letters of credit.

As of Dec. 31, 2007, the Corporation had $590 million of revolving credit facilities which had the following expiration dates: $100 million on Mar. 31, 2008; $65 million on Mar. 20, 2010; $325 million on June 30, 2010; and $100 million on Mar. 20, 2011. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of the facilities, of which $50 million was in the form of letters of credit.

Indentures on NOVA Chemicals' public debt allow for up to 10% of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, access to the $350 million revolving credit facility will be reduced proportionately. Effective Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million. The revolving credit facility size remains at $350 million and future consolidated net tangible assets calculations could restore full availability.

The $68 million and the $350 million revolving credit facilities, the total return swap and NOVA Chemicals Accounts Receivable Securitization programs are governed by financial covenants which NOVA Chemicals is required to comply with on a quarterly basis. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1. At Dec. 31, 2008, the Company was in compliance with these financial covenants. NOVA Chemicals has negotiated amendments to these financial covenants that provide relief to give the Company access to its major credit line during the first half of 2009, subject to complying with certain conditions which include amending the Accounts Receivable Securitization programs' financial covenants to mirror the amended covenants of the revolving credit facilities; securing $100 million in additional financing by Feb. 28, 2009; and securing an additional $100 million by June 1, 2009. The covenants were amended for the quarter ending Mar. 31, 2009 to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. NOVA Chemicals' ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company's control. Such factors include future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company's core group of banks and other sources of financing. The Corporation anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits. If NOVA Chemicals breaches these covenants or other covenants it could result in a default and in the case of the revolving credit facilities, permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit.

Refer to Note 23 for amendments to existing credit facilities and new credit facilities secured subsequent to Dec. 31, 2008.

$1.2 billion (2007 - $1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $350 million facility. The remaining credit facilities are unsecured.

MEDIUM-TERM NOTES

The notes are unsecured borrowings ranking *pari passu* with all other unsecured and unsubordinated debt of the Corporation. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time. The Company currently expects that its year-end liquidity position, coupled with core bank support, new sources of financing secured subsequent to year-end (see Note 23) and internal actions taken to conserve cash will put the Company in a position to address this bond maturity.

SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right to exchange the shares (a retraction) for NOVA Chemicals' common shares (plus preferred shares if the market value of such common shares was less than $198 million) on or after Apr. 1, 2001. In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, the dividend rate was reduced from 2% to 0.5% in December 2005.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time; however, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap discussed below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares, which was scheduled to terminate on Oct. 31, 2008, but was renegotiated for a one-year period expiring Oct. 31, 2009. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently reduced the equity notional amount of the total return swap to $126 million. On settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less that the equity notional amount. In February 2009, the total return swap was amended (see Note 23). Upon termination of the total return swap, NOVA Chemicals expects that it will exercise its right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of Series A preferred shares upon termination of the swap); and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

If the average price of the outstanding 6.5% medium-term notes due 2012 decreases by a certain amount at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to NOVA Chemicals. If the average price decreases by 5% or more, NOVA Chemicals would be required to post additional margin. Cash collateral of $45 million has been provided to the counterparty as of Dec. 31, 2008, and is included in Restricted cash on the Consolidated Balance Sheets. Refer to Note 23 for amendments to the total return swap subsequent to Dec. 31, 2008.

If NOVA Chemicals defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, at its option, repurchase the preferred shares for $198 million plus accrued and unpaid dividends. In December 2008, NOVA Chemicals amended the terms of the total return swap to eliminate the stock price trigger by which the counterparty would have had the right to terminate the swap.

The total return swap was scheduled to terminate on Oct. 31, 2008. However, in September 2008, NOVA Chemicals and the counterparty agreed to extend the term until Oct. 31, 2009. Because the term expires within the next 12 months, the Series A preferred shares were classified under Long-term debt due within one year on the Consolidated Balance Sheets presented on page 79 of this Annual Report. Subsequent to year-end, the term of the agreement was further extended (see Note 23).

REPAYMENT REQUIREMENTS

Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)	
2009	$ 380
2010	293
2011	60
2012	404
2013	405
Thereafter	115
	$1,657

INTEREST EXPENSE

year ended December 31 (millions of dollars)	2008	2007	2006
Interest on long-term debt	$125	$142	$146
Interest on bank loans, securitizations and other	43	44	30
	168	186	176
Interest capitalized during plant construction	—	(1)	(3)
Interest income	(12)	(10)	(5)
	$156	$175	$168

9. Deferred Credits and Long-Term Liabilities

December 31 (millions of dollars)	2008	2007
Deferred credits		
Deferred income	$ 22	$ 21
Deferred gain on sale of investments[1]	29	38
Deferred gain on sale of asset[2]	10	15
Deferred gain on sale of railcars	6	7
Other deferred credits	3	4
	70	85
Long-term liabilities		
Pension and post-retirement benefit obligations (Note 16)	87	98
Fair value of commodity-based derivatives[3]	48	—
Notes payable[4][5]	40	1
Asset retirement obligations (Note 17)	20	23
Restricted stock unit plan obligations (Note 11)	5	19
Other long-term liabilities[4]	32	39
	232	180
	$302	$265

(1) Represents the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(2) Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system. See Note 6.

(3) Classified as held-for-trading. See Note 20.

(4) Classified as other financial liabilities.

(5) 2008 includes $34 million of unsecured notes payable, bearing interest at 4.5% per annum.

10. Common Shares

Shares Reserved For Future Issue

December 31 (number of shares)	2008	2007	2006
Under the employee incentive stock option plan[1][2]	7,078,735	7,185,096	7,678,352
Under the director compensation plan	47,800	47,800	47,800
	7,126,535	7,232,896	7,726,152

(1) Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 2,544,533 shares at prices ranging from $25.10 to $58.24 (Canadian dollar TSX pricing) and 1,296,826 shares at prices ranging from $31.05 to $47.00 (US dollar NYSE pricing) per share, with expiration dates between Mar. 4, 2009, and Feb. 7, 2018. A total of 3,237,376 common shares are reserved but unallocated. See Note 11 for further details regarding the plan.

(2) A total of 13 million common shares was approved by shareholders for issuance under the employee incentive stock option plan. No changes have been made since this approval.

On Feb. 23, 2009, the Company entered into an agreement with International Petroleum Investment Company (IPIC) providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for cash consideration of U.S. $6.00 per share (see Note 23).

NET (LOSS) INCOME PER SHARE

The following table outlines the calculation of basic and diluted net (loss) income per common share:

year ended December 31 (millions of dollars, except per share amounts)	2008		2007		2006	
	Basic	**Diluted**	Basic	Diluted	Basic	Diluted
Net (loss) income	**$ (48)**	**$ (48)**	$ 347	$ 347	$ (703)	$ (703)
Weighted-average common shares outstanding	**83.1**	**83.1**	82.9	82.9	82.5	82.5
Add effect of dilutive items:(1)						
Stock options	**—**	**—**	—	0.6	—	—
Weighted average common shares for EPS calculation	**83.1**	**83.1**	82.9	83.5	82.5	82.5
Net (loss) income per common share	**$(0.57)**	**$(0.57)**	$4.19	$4.16	$(8.52)	$(8.52)

(1) A total of 4.0 million stock options have been excluded from the computation of diluted earnings per share for the year ended Dec. 31, 2008 (2007 – 1.0 million and 2006 – 2.1 million), as their impact would not be dilutive.

SHAREHOLDER RIGHTS PLAN

In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The rights plan expires in May 2009.

11. Stock-Based Compensation

In 2006, the Corporation adopted accounting recommendations related to stock-based awards granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. Application of this recommendation results in acceleration of the recognition of stock-based compensation expenses (see Note 2).

EMPLOYEE INCENTIVE STOCK OPTION PLAN

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation's New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price on the Toronto Stock Exchange (TSX) or the NYSE of the Corporation's common stock on the date of grant. Options may be exercised over a 10-year period, and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

All options granted since Jan. 1, 2002, are accounted for using the fair-value method. The fair value of stock options are expensed over their vesting period and reflected in earnings as the related services are provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings (deficit). The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Options may be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options also may be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled, whereas options settled by other means are returned to the unallocated pool of options available for issue.

A summary of the status of the Corporation's employee incentive stock option plan for options based on TSX pricing, as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006	
	Options	**Weighted-Average Exercise Price (Canadian $)**	Options	Weighted-Average Exercise Price (Canadian $)	Options	Weighted-Average Exercise Price (Canadian $)
Outstanding at beginning of year	**2,826,041**	**$30.47**	4,286,234	$29.48	4,667,898	$28.69
Granted	**122,700**	**$28.21**	97,200	$36.69	232,059	$38.11
Exercised – settled in shares	**(105,197)**	**$26.05**	(357,683)	$25.25	(129,007)	$23.70
Exercised – retired for cash	**(18,921)**	**$25.57**	(670,781)	$29.28	(259,003)	$27.84
Exercised – settled as SARs (1)	**(10,594)**	**$26.35**	(507,221)	$28.03	(179,785)	$23.93
Cancelled	**(269,496)**	**$30.60**	(21,708)	$43.19	(45,928)	$39.48
Outstanding at end of year	**2,544,533**	**$30.58**	2,826,041	$30.47	4,286,234	$29.48
Exercisable at end of year	**2,367,886**	**$30.39**	2,640,162	$29.84	4,043,465	$28.83

(1) In 2008, 1,164 shares were issued to settle options exercised as SARs (2007 — 135,573 and 2006 — 67,366).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at Dec. 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (Canadian $)	**Number Outstanding**	**Weighted-Average Remaining Contractual Life (years)**	**Weighted-Average Exercise Price (Canadian $)**	**Number Exercisable**	**Weighted-Average Exercise Price (Canadian $)**
$25.10 – $28.20	1,587,450	2.4	$26.35	1,497,829	$26.23
$31.00 – $58.24	957,083	5.2	$37.60	870,057	$37.55
	2,544,533			2,367,886	

A summary of the status of the Corporation's employee incentive stock option plan, for options based on NYSE pricing, as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006	
	Options	**Weighted-Average Exercise Price (U.S. $)**	Options	Weighted-Average Exercise Price (U.S. $)	Options	Weighted-Average Exercise Price (U.S. $)
Outstanding at beginning of year	**1,228,526**	**$38.16**	1,192,463	$38.60	439,713	$46.78
Granted	**97,650**	**$27.89**	76,900	$31.05	775,200	$33.95
Exercised – settled in shares	**—**	**$ —**	—	$ —	—	$ —
Exercised – retired for cash	**—**	**$ —**	(12,011)	$33.57	—	$ —
Cancelled	**(29,350)**	**$34.50**	(28,826)	$39.25	(22,450)	$38.44
Outstanding at end of year	**1,296,826**	**$37.47**	1,228,526	$38.16	1,192,463	$38.60
Exercisable at end of year	**1,023,873**	**$38.87**	711,965	$39.60	428,538	$40.63

The following table summarizes information about employee incentive stock options, based on NYSE pricing, outstanding at Dec. 31, 2008:

year ended December 31		Options Outstanding		Options Exercisable	
Range of Exercise Prices (U.S. $)	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price (U.S. $)	Number Exercisable	Weighted-Average Exercise Price (U.S. $)
$31.05 – $47.00	1,296,826	7.0	$37.47	1,023,873	$38.87

In 2008, 2007 and 2006, the Corporation recognized total compensation cost of $2 million, $2 million and $9 million, respectively, for stock-based employee compensation awards.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	2008	2007	2006
Expected dividend yield (%)	**1.4**	1.1	1.1
Expected volatility (%)	**32.5**	33.6	33.1
Risk-free interest rate (%)	**3.0**	4.4	4.5
Expected life (years)	**4.0**	4.0	4.0
Fair value of options granted during the year (U.S. $)	**$ 6.6**	$ 9.3	$10.0

EQUITY APPRECIATION PLAN

The Corporation has an equity appreciation plan in which units are granted to employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation's common shares on the date of grant. Units may be redeemed for cash over a 10-year period, and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. The value of a unit on the redemption date is the difference between the closing price of the Corporation's common shares on that date and the redemption price.

At Dec. 31, 2008, there was no mark-to-market value of the vested units as the share price of NOVA Chemicals' stock at Dec. 31, 2008, fell below the grant price of all outstanding equity appreciation units. At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million. The entire liability was classified as current as of Dec. 31, 2007.

A summary of the status of the Corporation's equity appreciation plan as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	2008		2007		2006	
Equity Appreciation Units	Units	Weighted-Average Redemption Price (U.S. $)	Units	Weighted-Average Redemption Price (U.S. $)	Units	Weighted-Average Redemption Price (U.S. $)
Outstanding at beginning of year	**2,574,352**	**$22.08**	3,505,591	$21.20	3,618,678	$21.18
Granted	**—**	**$ —**	—	$ —	—	$ —
Redeemed	**(1,250)**	**$17.42**	(930,514)	$18.78	(109,823)	$20.26
Cancelled	**(12,425)**	**$27.90**	(725)	$27.90	(3,264)	$27.90
Outstanding at end of year	**2,560,677**	**$22.05**	2,574,352	$22.08	3,505,591	$21.20
Exercisable at end of year	**2,560,677**	**$22.05**	2,574,352	$22.08	3,276,259	$20.73

The following table summarizes information about equity appreciation units outstanding at Dec. 31, 2008:

	Units Outstanding			Units Exercisable	
Range of Redemption Prices (U.S. $)	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Redemption Price (U.S. $)	Number Exercisable	Weighted-Average Redemption Price (U.S. $)
$17.42 – $21.72	1,740,425	2.9	$19.33	1,740,425	$19.33
$23.49 – $30.59	820,252	5.1	$27.82	820,252	$27.82
	2,560,677			2,560,677	

RESTRICTED STOCK UNIT PLAN

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation's common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation's discretion. The value of an RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSUs is expensed over the vesting period and is marked to market. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period.

A summary of the status of the Corporation's restricted stock unit plan as of Dec. 31, 2008, 2007 and 2006, and changes during the years then ended is presented below:

year ended December 31	**2008**	2007	2006
Restricted Stock Units	**Units**	Units	Units
Outstanding at beginning of year	**994,980**	591,377	417,730
Granted	**702,911**	554,850	231,470
Dividend equivalents credited	**26,504**	10,127	6,460
Redeemed	**(223,182)**	(131,006)	(57,836)
Cancelled	**(2,692)**	(30,368)	(6,447)
Outstanding at end of year	**1,498,521**	994,980	591,377

The mark-to-market liability for the RSU plan was $6 million at Dec. 31, 2008 (2007 – $26 million). Of the total liability, $1 million (2007 – $7 million) was classified as current.

In November 2005, NOVA Chemicals entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 20.

12. Deferred Share Unit Plans

Under the Corporation's Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSU's).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSU's based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSU's based on the average closing price, on the TSX or NYSE, of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned. The units are redeemable upon retirement, departure or termination from the Corporation (see Note 7).

A summary of the status of the Corporation's deferred share unit plans as of Dec. 31, 2008, 2007 and 2006, and changes during the years ended on those dates is presented below:

year ended December 31		2008		2007		2006
Employee Deferred Share Units	**Units**	**Weighted-Average Price (U.S. $)**	Units	Weighted-Average Price (U.S. $)	Units	Weighted-Average Price (U.S. $)
Outstanding at beginning of year	**564,701**	**$21.42**	547,643	$19.90	520,885	$19.18
Earned	**12,223**	**$20.94**	179,249	$28.07	26,758	$34.04
Redeemed	**—**	**$ —**	(162,191)	$23.65	—	$ —
Outstanding at end of year	**576,924**	**$ 4.58**	564,701	$21.42	547,643	$19.90

year ended December 31		2008		2007		2006
Non-Employee Directors Deferred Share Units	**Units**	**Weighted-Average Price (U.S. $)**	Units	Weighted-Average Price (U.S. $)	Units	Weighted-Average Price (U.S. $)
Outstanding at beginning of year	**117,427**	**$31.73**	101,131	$31.35	83,075	$31.01
Earned	**48,465**	**$12.14**	18,023	$34.09	18,056	$32.93
Redeemed	**—**	**$ —**	(1,727)	$33.87	—	$ —
Outstanding at end of year	**165,892**	**$ 4.60**	117,427	$31.73	101,131	$31.35

The liability for the DSUP was $3 million at Dec. 31, 2008 (2007 - $22 million). The total liability is classified as current.

13. Restructuring Charges

2008

In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

- $17 million impairment charge related to certain joint venture and equity investments;
- $9 million related to costs incurred for capital projects which will not be pursued at this time;
- $6 million related to restructuring charges related to actions taken to reduce costs, including the elimination of information technology positions in North America, of which $1 million has been paid related to severance costs for employees; and
- $5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport facility, of which $1 million has been paid related to severance costs for employees.

2007

In 2007, NOVA Chemicals recorded restructuring charges of $86 million before-tax ($55 million after-tax) related to the following:

- $7 million associated with the elimination of approximately 90 positions in the U.S. and Europe. As of Dec. 31, 2008, $5 million of the severance costs had been paid to employees.
- In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemicals' Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the Texas City plant as a result of INEOS NOVA's nomination of zero production volumes. As a result, NOVA Chemicals recorded a $29 million restructuring charge which represents NOVA Chemicals' 50% share of the charge. Sterling is responsible for all related plant closure and severance costs.
- INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene site by the end of 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA joint venture. No asset write-down was necessary as there was no remaining book value for this plant. As of Dec. 31, 2008, substantially all of the severance costs were paid to employees.
- INEOS NOVA announced that it would cease polystyrene production at its Belpre, Ohio, polystyrene plant and permanently shut down the plant in 2008. As a result, NOVA Chemicals recorded $32 million, its share of the impairment charge, as an increase in accumulated depreciation. In addition to the plant write-down, a $3 million charge was recorded related to NOVA Chemicals' share of the severance costs associated with the closure of this plant. As of Dec. 31, 2008, $1 million of these closure costs were paid.
- $3 million of restructuring charges related to additional actions taken in Europe by the INEOS NOVA joint venture. As of Dec. 31, 2008, substantially all of the severance costs were paid.

The remaining $9 million relates to INEOS NOVA and NOVA Chemicals' other restructuring actions to reduce costs.

2006

In 2006, NOVA Chemicals recorded a restructuring charge of $985 million before-tax ($861 million after-tax) related to the following:

- The Company recorded an impairment charge of $860 million related to the STYRENIX business unit assets. The STYRENIX business unit included the Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European joint venture segments. The STYRENIX business unit had not been profitable due to poor market conditions, and in recent years leading up to the impairment charge both NOVA Chemicals and the NOVA Innovene joint venture had reduced production capacity through plant closures. In July 2006, NOVA Chemicals announced it would investigate various alternatives for the STYRENIX business unit, including sale, formation of a joint venture with other producers, or spin out. NOVA Chemicals assessed the recoverability of the STYRENIX assets and determined that the carrying value exceeded the estimated future cash flows from these assets. Based on this analysis, the fair market value of these STYRENIX facilities was determined to be $242 million. In October 2007, the STYRENIX business unit assets were contributed to the INEOS NOVA joint venture (see Note 5).
- NOVA Chemicals restructured its North American operations to better align resources and reduce costs. As a result, the Company recorded a $53 million restructuring charge related to severance, pension and other employee-related costs. Of this amount, $10 million related to one-time pension curtailment and special termination benefits. Of the remaining $43 million, $39 million had been paid as of Dec 31, 2008.
- NOVA Innovene permanently closed its Carrington, UK, solid polystyrene facility in October 2006. The Company recorded a restructuring charge of $56 million related primarily to non-cash asset write-downs of the plant including $8 million related to total expected severance and other departure costs. As of Dec. 31, 2008, substantially all of the severance and other departure costs were paid.

- A $15 million charge was recorded related to the accrual of total expected severance costs for the Chesapeake, Virginia, polystyrene plant, which was closed in 2006. As of Dec. 31, 2008, $10 million had been paid to former employees.
- $1 million of restructuring costs related to actions taken by NOVA Innovene were accrued.

Impairment charges totaling $907 million during 2006 related to non-cash write-downs of plant and equipment were recorded as an increase in accumulated depreciation.

Restructuring activities are a corporate responsibility and are classified accordingly as Corporate in segmented reporting.

14. Other (Losses) Gains

year ended December 31 (millions of dollars)	2008		2007		2006	
	Before-Tax	**After-Tax**	Before-Tax	After-Tax	Before-Tax	After-Tax
Gain on sale of Chesapeake[1]	**$—**	**$—**	$17	$12	$—	$—
Gain on sale of Cambridge	**—**	**—**	1	1	—	—
Other	**(2)**	**(1)**	2	1	1	1
	$ (2)	**$ (1)**	$20	$14	$ 1	$ 1

(1) The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

15. Income Taxes

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

(millions of dollars, except as noted)	2008	2007	2006
(Loss) income before income taxes	**$(114)**	$398	$(847)
Statutory income tax rate	**29.50%**	32.12%	32.49%
Computed income tax (recovery) expense	**$ (34)**	$128	$(275)
Increase (decrease) in taxes resulting from:			
(Higher) lower effective foreign tax rates	**(4)**	(9)	(37)
Income tax rate adjustments[1]	**—**	(65)	(60)
Increase in valuation allowance[2]	**41**	14	226
Permanent difference on foreign exchange gains and losses[3]	**(56)**	—	—
Reduction in tax reserve[4]	**(20)**	(13)	—
Other	**7**	(4)	2
Income tax (recovery) expense	**$ (66)**	$ 51	$(144)
Current income tax expense	**$ 57**	$109	$ 75
Future income tax recovery	**(123)**	(58)	(219)
Income tax (recovery) expense	**$ (66)**	$ 51	$(144)

(1) In 2007, the Federal Canadian Government (2006 – Alberta and Federal Canadian Governments) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $65 million (2006 – $60 million). These benefits have been recorded as a reduction of income tax expense.

(2) The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

(3) As a result of the change in functional currency on Oct. 1, 2008 (see Note 20), NOVA Chemicals recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, so income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

(4) NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2007 and 2008 determined that it was over-provided.

The following table outlines the principal temporary differences comprising the future income tax assets:

	2008	2007
Reserves not currently deductible	**$66**	$ —
Other	**2**	—
Future income tax asset	**$68**	$ —

The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of dollars)	2008	2007
Basis difference in plant and equipment	**$(504)**	$(624)
Unrealized foreign exchange gains	**(9)**	(61)
Reserves not currently deductible	**64**	114
Losses available to be carried forward	**306**	259
Other	**57**	60
Valuation allowance	**(299)**	(258)
Future income tax liability	**$(385)**	$(510)

At Dec. 31, 2008, the Corporation has U.S. Federal net operating loss carryforwards (NOL's) of $587 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2028. In addition, NOVA Chemicals has $271 million of NOL's in Switzerland, with expiration dates from 2009 to 2014.

The Company's valuation allowance of $299 million at Dec. 31, 2008, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

year ended December 31 (millions of dollars)	2008	2007	2006
(Loss) income before income taxes			
Canadian	**$ 6**	$480	$ 155
Foreign	**(120)**	(82)	(1,002)
	$(114)	$398	$ (847)
Current income tax expense			
Canadian	**$ 55**	$105	$ 71
Foreign	**2**	4	4
	$ 57	$109	$ 75
Future income tax (recovery) expense			
Canadian	**$(131)**	$ (28)	$ (79)
Foreign	**8**	(30)	(140)
	$(123)	$ (58)	$ (219)
Total income tax (recovery) expense	**$ (66)**	$ 51	$ (144)

16. Employee Future Benefits

Pension Plans

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and Canada was as of Dec. 31, 2007 and Dec. 31, 2006, respectively.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of the Corporation's pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. The Corporation used a measurement date of Dec. 31 for its pension and post-retirement plans.

On Sep. 28, 2007, NOVA Chemicals amended certain U.S. defined benefit plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of certain Canadian pension plans was closed to new entrants on Jan. 1, 2000.

The transition of certain plans to INEOS NOVA in 2008, the restructuring that occurred in 2007 (see Note 13) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2008 and 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under the voluntary programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold. In 2006, the North American restructuring and redesign of certain European plans triggered one or more of the aforementioned charges (benefits). The impact of these charges is reflected in the tables on pages 112 and 113.

Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals' assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

The tables below also include NOVA Chemicals' 50% share of the assets, obligation and expense associated with the plans in the INEOS NOVA joint venture that were contributed by INEOS and NOVA Chemicals effective Apr. 1, 2008.

Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans		
year ended December 31 (millions of dollars)	**2008**	2007	2006	**2008**	2007	2006
Current service cost	**$ 21**	$ 25	$ 27	**$ 1**	$ 2	$ 2
Interest cost on accrued benefit obligations	**48**	46	43	**5**	5	5
Actual loss (return) on plan assets	**123**	2	(87)	**—**	—	—
Actuarial (gain) loss on accrued benefit obligations	**(127)**	5	28	**—**	—	—
Costs arising in the period	**65**	78	11	**6**	7	7
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:						
(Return) loss on plan assets	**(161)**	(58)	42	**—**	—	—
Transitional (asset) obligation	**(6)**	(6)	(6)	**1**	1	1
Actuarial loss (gain)	**122**	4	(18)	**1**	1	1
Past service and actual plan amendments	**—**	—	—	**(1)**	(1)	(1)
Net defined benefit cost recognized	**20**	18	29	**7**	8	8
Curtailment / special termination (credit) charge	**—**	(4)	9	**—**	—	5
Settlement charge	**1**	—	3	**—**	—	—
Total benefit cost recognized	**$ 21**	$ 14	$ 41	**$ 7**	$ 8	$13

The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans		Post-Retirement Plans	
year ended December 31 (millions of dollars, except as noted)	**2008**	2007	**2008**	2007
Change in benefit obligations				
Benefit obligation at beginning of year	**$ 950**	$ 821	**$ 90**	$ 83
Current service cost	**21**	25	**1**	2
Interest cost	**48**	46	**5**	5
Experience (gain) loss	**(115)**	14	**(6)**	7
Plan amendments	**—**	—	**—**	(10)
Curtailment/special (benefits) charges	**—**	(20)	**—**	1
Settlement gain	**(9)**	(3)	**—**	—
Employee contributions	**3**	4	**2**	—
Acquisition/divestiture	**—**	1	**—**	—
Benefits paid	**(45)**	(57)	**(6)**	(5)
Transfer from settlement of past claim	**—**	—	**7**	—
NOVA Chemicals' share of obligations transferred to INEOS NOVA JV	**(9)**	—	**1**	—
Foreign currency exchange rate (gain) loss	**(136)**	119	**(9)**	7
Benefit obligation at end of year	**$ 708**	$ 950	**$ 85**	$ 90
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 784**	$ 685	**$ —**	$ —
Actual loss on plan assets	**(123)**	(2)	**—**	—
Employer and employee contributions	**43**	58	**6**	5
Settlement loss	**(9)**	(3)	**—**	—
Acquisition/divestiture	**—**	1	**—**	—
Benefits paid	**(45)**	(57)	**(6)**	(5)
NOVA Chemicals' share of assets transferred to INEOS NOVA JV	**(9)**	—	**—**	—
Foreign currency exchange rate (loss) gain	**(114)**	102	**—**	—
Fair value of plan assets at end of year	**$ 527**	$ 784	**$ —**	$ —
Funded status				
Plan assets in deficiency of benefit obligation	**$(181)**	$(166)	**$(85)**	$(90)
Unrecognized net transitional (asset) obligation	**(26)**	(39)	**6**	9
Unrecognized prior service cost	**(5)**	(6)	**(15)**	(17)
Unrecognized net actuarial loss	**235**	229	**20**	30
Net amounts recognized in consolidated balance sheets	**$ 23**	$ 18	**$(74)**	$(68)

Weighted-average assumptions used to determine end of year obligations	**2008**	2007	**2008**	2007
Discount rate	**6.4%**	5.4%	**6.6%**	5.8%
Assumed long-term rate of return on plan assets[1]	**7.5%**	7.5%	**—**	—
Rate of increase in future compensation	**3.9%**	3.9%	**—**	—
Long-term health care inflation[2]	**—**	—	**5.0%**	5.0%

(1) NOVA Chemicals establishes an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2) Ultimate trend rate, expected to be achieved by 2013 for Canadian plans and 2014 for U.S. plans. The assumed health care cost trend rate used to measure the 2008 expected cost of benefits covered by the plans is 8% on average.

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals' pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2008	**$683**	**$500**
December 31, 2007	$901	$727

Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post-Retirement Plans
2009	$ 82	$ 7
2010	$ 38	$ 7
2011	$ 41	$ 8
2012	$ 44	$ 8
2013	$ 47	$ 8
Five Years Thereafter	$295	$43

POST EMPLOYMENT BENEFITS

NOVA Chemicals recorded a liability of $5 million in 2008 (2007 and 2006 - $5 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of Dec. 31, 2008.

In 2009, funding for the defined benefit pension plans is expected to range between $40 million and $50 million.

DEFINED BENEFIT PLAN ASSETS

The investment strategy for the defined benefit plans is determined by the trustees for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

The Canadian and U.S. plans are the most significant to the Corporation with 81% of total pension assets. The asset allocation for these pension plans at the end of 2008 and 2007, and the target allocation for 2009, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

Asset Category	Target Allocation	Percentage of Plan Assets	
Year ended December 31	2009	**2008**	2007
Equities	60%	**52%**	58%
Fixed Income	40%	**48%**	42%
Total	100%	**100%**	100%

The investment strategies for the pension plans in Europe (which are sponsored by INEOS NOVA) differ significantly across countries and from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $5 million at Dec. 31, 2008, for Canadian plans and $5 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $4 million and $4 million for the Canadian and U.S. plans, respectively.

DEFINED CONTRIBUTION ARRANGEMENTS

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans was $14 million in 2008 (2007 and 2006 - $8 million). In 2009, NOVA Chemicals expects to fund its defined contribution plans by approximately $10 million.

17. Asset Retirement Obligations

The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $20 million at Dec. 31, 2008, will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants.

year ended December 31	2008	2007
Beginning of year	**$23**	$20
Obligations contributed to INEOS NOVA joint venture	**—**	(3)
Decrease in obligation as a result of decline in Canadian dollar	**(5)**	—
Increase in present value of the obligations (accretion expense)	**2**	2
Liabilities recorded from INEOS NOVA	**—**	4
End of year	**$20**	$23

18. Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $454 million in total with annual amounts of $51 million in 2009, $48 million in 2010, $42 million in 2011, $39 million in 2012, $36 million in 2013, and $238 million thereafter. Rental expense under operating leases was $54 million in 2008 (2007 – $61 million and 2006 – $62 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $6,724 million in total with annual amounts of $1,757 million in 2009, $797 million in 2010, $504 million in 2011, $496 million in 2012, $496 million in 2013 and $2,674 million thereafter.

The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 441 million pounds of ethylene and 60 million gallons of benzene annually. The agreements run through December 2022.

19. Segmented Information

NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets.

In 2007, NOVA Chemicals reviewed its reportable business segments as a result of the commencement of the expansion of its then existing European joint venture with INEOS to include the North American STYRENIX assets (see Note 5). Based on results of the quantitative and qualitative analyses performed, NOVA Chemicals reduced the number of reportable segments from seven to five. NOVA Chemicals has collapsed the former STYRENIX segments (styrene monomer, North American polystyrene and European joint venture) into one segment to reflect the way in which the chief operating decision maker receives information to allocate resources and assess performance prospectively. This change does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

(1) JOFFRE OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

(2) CORUNNA OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

(3) POLYETHYLENE

Products: LLDPE, LDPE, HDPE and Advanced SCLAIRTECH (AST) PE.

Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

(4) PERFORMANCE STYRENICS

Products: EPS and Styrenic Performance Polymers, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry. Customers for Styrenic Performance Polymers make protective packaging, automotive interiors, food packaging, consumer goods, appliances and components for the construction industry.

(5) INEOS NOVA JOINT VENTURE

Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

CORPORATE

Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring and corporate operating costs. Beginning in the first quarter of 2007, NOVA Chemicals ceased allocating interest, income taxes or corporate operating costs to the business segments. Prior periods have been revised to reflect this change. Operating costs include corporate depreciation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

Segment performance is evaluated based on adjusted EBITDA, a measure of profit or loss. In 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated to reflect this change.

NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

The following tables provide information for each segment:

REVENUE FROM EXTERNAL CUSTOMERS[1]

	2008	2007	2006
Joffre Olefins	**$1,104**	$ 970	$ 881
Corunna Olefins	**1,680**	1,334	1,245
Polyethylene	**2,373**	2,016	1,917
Performance Styrenics	**401**	402	375
INEOS NOVA Joint Venture	**1,872**	2,080	2,163
Eliminations	**(64)**	(70)	(62)
Total revenue from external customers	**$7,366**	$6,732	$6,519

(1) Third-party.

INTERCOMPANY AND AFFILIATE REVENUE

	2008	2007	2006
Joffre Olefins	**$ 1,055**	$ 833	$ 863
Corunna Olefins	**857**	741	752
Polyethylene	**10**	6	5
Performance Styrenics	**32**	10	10
INEOS NOVA Joint Venture	**70**	12	23
Eliminations	**(2,024)**	(1,602)	(1,653)
Total intercompany and affiliate revenue	**$ —**	$ —	$ —

Total Revenue[1]

	2008	2007	2006
Joffre Olefins	**$ 2,159**	$ 1,803	$ 1,744
Corunna Olefins	**2,537**	2,075	1,997
Polyethylene	**2,383**	2,022	1,922
Performance Styrenics	**433**	412	385
INEOS NOVA Joint Venture	**1,942**	2,092	2,186
Eliminations	**(2,088)**	(1,672)	(1,715)
Total revenue	**$ 7,366**	$ 6,732	$ 6,519

(1) Before intersegment eliminations.

Adjusted EBITDA[1]

	2008	2007	2006
Joffre Olefins	**$ 686**	$ 588	$ 587
Corunna Olefins	**(179)**	209	93
Polyethylene	**33**	196	141
Performance Styrenics	**(45)**	(5)	(17)
INEOS NOVA Joint Venture	**(78)**	17	(43)
Corporate	**(12)**	(123)	(133)
Eliminations	**36**	(18)	(4)
Total adjusted EBITDA	**$ 441**	$ 864	$ 624
Restructuring charges	**(37)**	(86)	(985)
Mark-to-market feedstock derivatives	**(87)**	21	(20)
Other (losses) gains	**(2)**	20	1
Interest expense (net)	**(156)**	(175)	(168)
Depreciation and amortization	**(273)**	(246)	(299)
Income (loss) before income taxes	**$(114)**	$ 398	$(847)

(1) Net income (loss) before interest expense, income taxes, depreciation and amortization, other gains and losses, mark-to-market feedstock derivatives and restructuring charges.

Operating Income (Loss)

	2008	2007	2006
Joffre Olefins	**$ 621**	$ 531	$ 537
Corunna Olefins	**(251)**	144	36
Polyethylene	**(43)**	127	75
Performance Styrenics	**(69)**	(30)	(29)
INEOS NOVA Joint Venture	**(103)**	(4)	(149)
Corporate	**(147)**	(197)	(1,146)
Eliminations	**36**	(18)	(4)
Total operating income (loss)	**$ 44**	$ 553	$ (680)
Interest expense (net)	**(156)**	(175)	(168)
Other (losses) gains	**(2)**	20	1
Income tax recovery (expense)	**66**	(51)	144
Net (loss) income	**$ (48)**	$ 347	$ (703)

DEPRECIATION AND AMORTIZATION

	2008	2007	2006
Joffre Olefins	**$ 65**	$ 57	$ 50
Corunna Olefins	**72**	65	57
Polyethylene	**76**	69	66
Performance Styrenics	**24**	25	12
INEOS NOVA Joint Venture	**25**	21	106
Corporate	**11**	9	8
Total depreciation and amortization	**$273**	$246	$299

CAPITAL EXPENDITURES

	2008	2007	2006
Joffre Olefins	**$ 15**	$ 21	$ 25
Corunna Olefins	**41**	62	45
Polyethylene	**77**	33	23
Performance Styrenics	**13**	10	81
INEOS NOVA Joint Venture	**20**	30	24
Total capital expenditures	**$166**	$156	$198

ASSETS

	2008	2007
Joffre Olefins	**$ 786**	$ 874
Corunna Olefins	**1,025**	1,395
Polyethylene	**944**	1,180
Performance Styrenics	**303**	371
INEOS NOVA Joint Venture	**459**	689
Corporate	**516**	378
Eliminations	**1**	(31)
Total assets	**$4,034**	$4,856

GEOGRAPHIC INFORMATION

REVENUE FROM EXTERNAL CUSTOMERS[1]

	2008	2007	2006
Canada	**$2,617**	$2,333	$2,304
United States	**3,349**	2,896	2,757
Europe and Other	**1,400**	1,503	1,458
	$7,366	$6,732	$6,519

(1) Based on location of customer.

ASSETS[1]

	2008	2007
Canada	**$2,926**	$3,325
United States	**767**	1,052
Europe and Other	**341**	479
	$4,034	$4,856

(1) Based on location of operating facility.

20. Financial Instruments

CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Carrying amounts and net gains/(losses) of NOVA Chemicals' financial instruments are classified into the following categories:

December 31, 2008 (millions of dollars)	Carrying amounts 2008	From interest income (expense), net	Impairment charges	Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	**$ 74**	$ 1	$—	$ —	$ 1
Held-for-trading financial liabilities (Notes 7 and 9)	**$ 178**	(9)	—	(187)	(196)
Loans and receivables (Notes 3 and 5)	**$ 324**	4	—	—	4
Available-for-sale securities (Note 5)	**$ 11**	—	(5)	1	(4)
Other financial liabilities (Notes 7, 8 and 9)	**$2,306**	(141)	—	—	(141)
		$(145)	$ (5)	$(186)	$(336)

December 31, 2007 (millions of dollars)	Carrying amounts 2007	From interest income (expense), net	Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	$ 140	$ 8	$19	$ 27
Held-for-trading financial liabilities (Notes 7 and 9)	$ 20	(10)	18	8
Loans and receivables (Notes 2, 3 and 5)	$ 603	2	—	2
Available-for-sale securities (Notes 2 and 5)	$ 15	—	(1)	(1)
Other financial liabilities (Notes 2. 7, 8 and 9)	$2,871	(154)	—	(154)
		$(154)	$36	$(118)

FINANCIAL INSTRUMENT FAIR VALUES

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

December 31 (millions of dollars)	Carrying Amount(1)		Estimated Fair Value(2)	
	2008	2007	**2008**	2007
Long-term debt	**$1,650**	$1,794	**$1,032**	$1,798

(1) Includes debt installments due within one year.

(2) The fair value of long-term debt is based on quoted market prices, where available. The Preferred shares cannot be valued from a market perspective, therefore the value is based on their notional value, less cash collateral posted.

FOREIGN EXCHANGE RISK MANAGEMENT

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

Through Sep. 30, 2008, NOVA Chemicals functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency were generally not hedged; however, the Company may have hedged this risk under certain circumstances.

Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

NOVA Chemicals' subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

At December 31, 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments. At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company's cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2008 and 2007, INEOS NOVA also had several short-term foreign currency swaps outstanding maturing through Jan. 29, 2009 and Feb. 29, 2008, respectively. NOVA Chemicals' 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposure of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals' continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

Impacts of the change in functional currency during 2008 are as follows:

Consolidated Statement of (Loss) Income	
Increase in depreciation and amortization	$ (6)
Increase in foreign exchange income	117
Decrease in tax expense	31
	$142

Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008 - $14 million gain) and Selling, general and administrative expenses (2008 - $23 million gain) in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, NOVA Chemicals presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

NOVA Chemicals' investing, financing and operating activities continue to be exposed to currency risks which effective Oct. 1, 2008, includes both translation and transaction effects. NOVA Chemicals is currently reviewing the need to amend its foreign exchange policy in order to better manage foreign currency risks in the current economic environment.

As of Dec. 31, 2008, NOVA Chemicals had a net monetary liability position of $857 in non-U.S. dollar currencies. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $7 million after-tax. Any change in the Euro would not be material.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

STOCK PRICE VOLATILITY RISK MANAGEMENT

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans (the restricted stock unit plan and the equity appreciation plan). Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation's common stock. The Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66 and an average execution price of $37.56. The forward transactions were to be cash-settled at the end of a three-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation's common stock price on the NYSE and the average execution price.

In September 2008, the Company extended the forward transactions to November 2009 at a forward price of $40.17 and an average execution price of $37.56. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 and one of the forward transactions (1,300,000 shares) was settled in January 2009 for $42 million. Interest for the additional one-year term on the remaining forward transaction will be accrued and payable by the Company on settlement. The remaining forward transaction (2,312,100 shares) contains stock price triggers which allow the counterparty to terminate the agreement if NOVA Chemicals stock price is $8 or less for three consecutive trading days commencing on Feb. 1, 2009. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009. Refer to Note 23.

If the Corporation's common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation's common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the share forward transactions was an unrealized loss of $118 million (Dec. 31, 2007 – $19 million unrealized loss), resulting in a liability. At Dec. 31, 2008 and 2007, this liability is reported in Accounts payable and accrued liabilities.

The transactions were initially entered into to effectively give NOVA Chemicals the same economic effect as if it had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. As NOVA Chemicals' stock price changes, the mark-to-market impact related to the stock-based compensation liability is offset by the mark-to-market impact related to the forward contracts until such time as NOVA Chemicals' stock price falls below the grant price of the stock-based compensation units. Due to the recent decline in the company's share price, these forward transactions are no longer an effective economic hedge.

COMMODITY PRICE RISK MANAGEMENT

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals' crude inventory against changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. As of Dec. 31, 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges. Open commodity-based derivatives as of Dec. 31, 2007, used to hedge NOVA Chemicals' crude inventory value matured in January 2008 and were not material. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period. There was no hedge ineffectiveness recognized in consolidated net income during 2007.

In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but either do not meet the hedge accounting criteria of CICA Section 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

At Dec. 31, 2008, 2007 and 2006, there are no outstanding derivative contracts for natural gas or benzene.

The notional volume and fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do not qualify for hedge accounting are as follows:

December 31 (millions of dollars unless otherwise indicated)		**2008**	2007	2006
Notional volume[1]	millions bbls	**15.1**	13.8	17.8
Weighted-average price per bbl	U.S.	**$69.82**	$53.40	$52.69
Fair value[2]	U.S.	**$ (65)**	$ 22	$ (2)
Term to maturity	Months	**1-48**	1-39	1-21

year ending December 31 (millions of dollars unless otherwise indicated)		**2008**	2007	2006
Unrealized (loss) gain	U.S.	**$(87)**	$(21)	$20
Realized (loss) gain	U.S.	**$(22)**	$ 38	$15

(1) 2008 includes 5.9 million bbls (2007 – 5.5 million) of crude contracts and 9.2 million bbls (2007 – 8.3 million) of LPG contracts.

(2) Unrealized gain (loss) determined using standard pricing models with market-based inputs, including energy futures price profiles and counterparty price curves.

At Dec. 31, 2007, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do qualify for hedge accounting are as follows:

December 31 (millions of dollars unless otherwise indicated)		2007
Notional volume[1]	millions bbls	0.75
Weighted-average price per bbl	U.S.	$92.15
Fair value[2]	U.S.	$ (2)
Unrealized (loss) gain	U.S.	$ (2)
Term to maturity	Months	1

(1) 2007 includes 0.75 million bbls crude contracts.

(2) Estimated fair values determined by calculating mark-to-market value of hedge positions using market-based energy futures price profiles and counterparty price curves.

Variable feedstocks are the single largest component of NOVA Chemicals' costs and account for 70-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, propane, butane, crude oil, benzene and natural gas. Feedstock costs heavily influence the price of the Company's products and recently feedstock cost volatility has led to rapid changes in product prices.

The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals' after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2008 actual consumption volumes and the periodic effects are determined by relating a reasonably possible change in the risk variables.

year ended December 31, 2008 (millions of dollars)	Increase in After-Tax Income	Increase in Other Comprehensive Income
Decrease in natural gas cost by U.S. 10¢ per mmBTU	$ 7	$ 7
Decrease in benzene cost by U.S. 5¢ per gallon	5	5
Decrease in propane cost by U.S. 62¢ per barrel	2	2
Decrease in butane cost by U.S. 76¢ per barrel	4	4
Decrease in crude oil/condensate cost by U.S. $1 per barrel	10	10

INTEREST RATE RISK MANAGEMENT

Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2008 and 2007, the Company had no floating-for-fixed interest rate swaps outstanding. In 2006, the Company had floating-for-fixed interest rate swaps outstanding on $300 million of medium-term notes, which expired upon repayment of the related debt in May 2006.

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matures in 2009. As a result of NOVA Chemicals' adoption of CICA Section 3865, on Jan. 1, 2007 the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2008, were used.

Changes in market interest rates would affect interest expense of NOVA Chemicals' variable rate, long-term debt which is included in the sensitivity analysis calculation.

At Dec. 31, 2008, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and other comprehensive income for the year would have been $5 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity total $573 million at Dec. 31, 2008, and $552 at Dec. 31, 2007. NOVA Chemicals primary objective has always been to focus on and monitor liquidity and cash flow. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals' five revolving credit facilities. This requirement was eliminated in March 2008 and was replaced with a net debt-to-cash flow covenant (see Note 8).

NOVA Chemicals' financial liabilities mature as follows:

			Dec. 31, 2008
(millions of U.S. dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Bank loans	$ 2	$ —	$ —
Current other liabilities (Note 7)	642	—	—
Commodity-based derivatives (Notes 7 and 9)	12	48	—
Equity derivative (Note 7)	118	—	—
Long-term debt (Note 8)			
Revolving credit facilities	—	143	—
Unsecured debentures and notes	—	1,004	100
Medium-term notes	250	—	—
Preferred shares	126	—	—
Other unsecured debt	4	18	12
Interest payments	147	328	94
Other long-term liabilities	—	37	147
	$1,301	$1,578	$353

Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. The Company has amended two revolving credit facilities providing covenant relief through the first half of 2009 subject to complying with certain conditions (see Note 8 and Note 23). The Company's future liquidity is dependent on these actions and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing (see Note 23).

CREDIT RISK MANAGEMENT

Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes that fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2008 and Dec. 31, 2007, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2008, NOVA Chemicals had $1 million credit exposure for commodity-based instruments (Dec. 31, 2007 - $20 million).

In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of six months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2008, approximately 82% of the Corporation's receivables were from North American customers and 18% were from customers in Europe. Trade receivables over 30 days were up from 1% at Dec. 31, 2007, to 5% at Dec. 31, 2008 of total trade receivables. NOVA Chemicals does not consider its trade receivables to be impaired. There is no current indication as of Dec. 31, 2008, that the debtors will not meet their obligations, but NOVA Chemicals continues to monitor all trade receivables. Bad debt write-offs during 2008 were also immaterial and in line with prior years' experience. The Corporation manages its credit risk relating to trade receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low to medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2008, NOVA Chemicals held collateral of approximately $10 million in a combination of letters of credit and personal guarantees from various customers.

The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 20.

21. United States Generally Accepted Accounting Principles

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation's Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

year ended December 31 (millions of dollars, except per share amounts)	2008	2007	2006
Net (loss) income in accordance with Canadian GAAP	**$ (48)**	$ 347	$ (703)
Add (deduct) adjustments for:			
Start-up costs[1]	**5**	2	(3)
Derivative instruments and hedging activities[2]	**12**	(1)	(2)
Inventory costing[3]	**—**	7	(1)
Stock-based compensation[4]	**4**	3	(1)
Accounting for uncertainty in income taxes[5]	**—**	6	—
Restructuring[6]	**—**	—	11
Other	**—**	—	1
Net (loss) income in accordance with U.S. GAAP	**$ (27)**	$ 364	$ (698)
(Loss) earnings per share using U.S. GAAP			
— Basic	**$(0.33)**	$4.39	$(8.46)
— Diluted	**$(0.33)**	$4.36	$(8.46)
Comprehensive (loss) income in accordance with Canadian GAAP	**$ (196)**	$ 581	$ (649)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:			
Start-up costs[1]	**5**	2	(3)
Derivative instruments and hedging activities[2]	**12**	(1)	(2)
Inventory costing[3]	**—**	7	(1)
Stock-based compensation[4]	**4**	3	(1)
Accounting for uncertainty in income taxes[5]	**—**	6	—
Restructuring[6]	**—**	—	11
Other	**—**	—	1
Pension liability adjustments (less tax of $(13), $21 and $(4), respectively)[7]	**(34)**	(45)	8
Comprehensive income (loss) in accordance with U.S. GAAP	**$ (209)**	$ 553	$ (636)
Accumulated other comprehensive income			
Unrealized loss on available-for-sale securities	**$ —**	$ (1)	$ —
Unrealized gain on translation of self-sustaining foreign operations	464	613	357
Pension liability adjustments[7]	**(161)**	(127)	(82)
Accumulated other comprehensive income in accordance with U.S. GAAP	**$ 303**	$ 485	$ 275

December 31 (millions of dollars)	2008	2007[9]
Balance sheet items in accordance with U.S. GAAP[8]		
Current assets[3]	**$1,044**	$ 1,679
Investment and other assets[1][7]	**164**	150
Property, plant, and equipment (net)[1][6]	**2,808**	3,047
Current liabilities[2][5]	**(1,163)**	(1,440)
Long-term debt[2]	**(1,270)**	(1,539)
Deferred income taxes[1][2][3][4][5][6][7]	**(314)**	(409)
Deferred credits and long-term liabilities[2][4][5][6][7]	**(515)**	(495)
Common shareholders' equity[5][7]	**$ 754**	$ 993

(1) **Start-up Costs.** Canadian GAAP provides that when starting up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation's start-up costs.

(2) **Derivative Instruments and Hedging Activities.** CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See Note 2 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002 continue to be reconciling items between Canadian GAAP and U.S. GAAP. The 2008 U.S GAAP adjustment was a loss of $1 million (2007 – $(1); 2006 - $(2)). U.S. GAAP SFAS No. 157 establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB Staff Position No. FAS 157-3 was issued to clarify the application of SFAS No. 157. In particular SFAS 157 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian Emerging Issues Committe issued EIC-173 in January 2009 which harmonized this aspect of SFAS 157 with Canadian GAAP. Because EIC-173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference exists at Dec. 31, 2008. As a result the Company has recognized $18 million in income ($13 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by SFAS No. 157. For information regarding the Corporation's use of derivatives and hedging activities under Canadian GAAP, see Note 20.

(3) **Inventory Costing.** Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 1), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

(4) **Stock-based compensation.** Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), *Accounting for Share-Based Payment* , effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black-Scholes method. The Company has adopted this standard using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured at fair value subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005, of $5 million after-tax has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5) **Income Taxes.** Beginning Jan. 1, 2007, FIN 48, *Accounting for Uncertainty in Income Taxes* , became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007, at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and in 2008, determined that it was over-provided. As a result, the FIN 48 liability was reduced to $19 million. It is NOVA Chemicals' policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2008, NOVA Chemicals had approximately $3 million accrued for the payment of interest and penalties.

(6) **Restructuring.** Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded (see Note 13), the resulting charge is lower under U.S. GAAP.

(7) **Pension Liability Adjustment.** In 2006, for U.S. GAAP reporting, SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* -an amendment of FASB Statements No. 87, 88, 106, and 132(R) – became effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. At Dec. 31, 2006, the Corporation recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. At Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to OCI. At Dec. 31, 2008, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to accumulated OCI.

(8) **Joint Ventures.** NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

(9) Certain comparative figures have been reclassified to conform with current periods' presentation.

22. New Accounting Pronouncements

Description	Date of adoption	Impact
Canadian GAAP		
CICA 3064, *Goodwill and Intangible Assets*, will replace CICA 3062, *Goodwill and Other Intangible Assets*, and results in withdrawal of CICA 3450, *Research and Development Costs*, and amendments to Accounting Guideline (AcG) 11, *Enterprises in the Development Stage* and CICA 1000, *Financial Statement Concepts*. The standard intends to reduce the differences with International Financial Reporting Standards (IFRS) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	Currently being evaluated
EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities provides that an* entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after Jan. 12, 2009, the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.	Effective for periods ending on or after Jan. 12, 2009	Expected to result in a one-time credit to opening retained earnings on Jan. 12, 2009 of $18 million ($13 million after-tax)

Description	Date of adoption	Impact
CICA Section 1582, *Business Combinations* harmonizes Canadian standards with IFRS and US GAAP standards. CICA 1582 continues to require the use of the purchase method of accounting (now referred to as the "acquisition method") and the identification of an acquirer for all business combinations, and would include criteria for recognizing an intangible asset separately from goodwill. This Section establishes principles and requirements for how the acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; (2) recognizes and measures the goodwill acquired a business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Early application is permitted. If an entity applies this Section before Jan. 1, 2011, it must also apply Section 1601, *Consolidated Financial Statements* and Section 1602, *Non-controlling Interests*, at the same time.	Apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning on or after Jan. 1, 2011.	Currently being evaluated
CICA Section 1601, *Consolidated Financial Statements* establishes standards for the preparation of consolidated financial statements and specifically discusses consolidation accounting following a business combination that involves a purchase of an equity interest by one company in another. The principles in this Section are also to be used as a general guide in situations involving a combination or consolidation other than through purchase of an equity interest or involving unincorporated businesses. Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1602.	Interim and annual consolidated financial statements for fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated
CICA Section 1602, *Non-controlling Interests* establishes standards for accounting for a non-controlling interest (NCI) in a subsidiary in consolidated financial statements subsequent to a business combination. The provisions are consistent with the treatment of a NCI at the date of an acquisition in Section 1582. Key features of Section 1602 include: (1) NCI's in subsidiaries are presented in the consolidated balance sheet within equity, separate from the parent shareholders' equity, rather than as liabilities or as "mezzanine" items between liabilities and equity; (2) an entity identifies NCI's in the net income of consolidated subsidiaries for the reporting period (3) an entity identifies NCI's in the net assets of consolidated subsidiaries separately from the parent's ownership interests in them; and (4) any acquisitions or dispositions of NCIs that do not result in a change of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). Early adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before Jan. 1, 2011 must also adopt Sections 1582 and 1601.	Interim and annual consolidated financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

Description	Date of adoption	Impact
US GAAP SFAS No. 157, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements, which require or permit fair value measurements. Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2 was issued on Feb. 12, 2008, and delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).	Adopted Jan. 1, 2008 except for nonfinancial assets and liabilities	No material impact expected
SFAS No. 141(R), Business Combinations and SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements. These standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.	Fiscal years beginning after Dec. 15, 2008	No material impact; however, these changes may affect potential future business combinations

Description	Date of adoption	Impact
SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS No. 161 improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how such instruments affect an entity's financial position, financial performance and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, providing more information about an entity's liquidity and requires cross referencing within footnotes.	Fiscal years and interim periods beginning after Nov. 15, 2008	No material impact expected
FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* amends the impairment guidance in EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. This FSP retains and emphasizes the other-than-temporary impairment assessment guidance and required disclosures in SFAS No. 115, FSP FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, SEC Staff Accounting Bulletin (SAB) Topic 5M, *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities*, and other related literature. The objective of an other-than-temporary impairment analysis is to determine whether it is probable that the holder will realize some portion of the unrealized loss on an impaired security. U.S. GAAP indicates that the holder may ultimately realize the unrealized loss on the impaired security because, for example, (a) it is probable that the holder will not collect all of the contractual or estimated cash flows, considering both the timing and amount or (b) the holder lacks the intent and ability to hold the security to recovery.	Dec. 31, 2008	No material impact
SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is not expected to change current practice.	60 days following the SEC's approval of the PCAOB amendments to AU Section 411	No material impact expected

Description	Date of adoption	Impact
SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts – an Interpretation of SFAS No. 60, requires that an insurance company recognize a claim liability prior to an event of default (insured event) where there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also clarifies how SFAS No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. The scope of this statement is limited to financial guarantee insurance (and reinsurance) contract within the scope of SFAS No. 60 and does not apply to such contracts that are derivatives included within the scope of SFAS No. 133.	Jan. 1, 2009	Currently being evaluated
FASB Staff Position (FSP) No. FAS 142-3, Determining the Useful Life of Intangible Assets, amends factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible under SFAS No. 142, Goodwill and Other Intangible Assets. Early adoption is prohibited and this FSP must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to the effective date.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
EITF 07-1, *Accounting for Collaborative Arrangements* defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A collaborative arrangement within the scope of this Issue is not primarily conducted through a separate legal entity created for that activity. However, in some situations part of a collaborative arrangement may be conducted in a legal entity for specific activities or for a specific geographic location. The existence of a legal entity for part of an arrangement does not prevent an arrangement from being a collaborative arrangement as defined in this Issue. The part of the arrangement that is conducted in a separate legal entity should be accounted for under ARB 51, Statement 94, Opinion 18, Interpretation 46(R), or other related accounting literature. Participants should evaluate whether an arrangement is a collaborative arrangement at its inception based on the facts and circumstances specific to the arrangement. However, a collaborative arrangement can begin at any point in the life cycle of an endeavor. Participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties (that is, parties that do not participate in the arrangement) in each entity's respective income statement pursuant to the guidance in EITF 99-19. An entity should not apply the equity method of accounting under Opinion 18 to activities of collaborative arrangements.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated

Description	Date of adoption	Impact
Emerging Issues Task Force (EITF) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock, addresses the determination of whether an instrument (or embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133. This issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133 and also applies to any freestanding financial instrument that is potentially settled in an entity's own stock, regardless of whether the instrument has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133, for purposes of determining whether the instrument is within scope of EITF 00-19. EITF 07-5 shall be applied to outstanding instruments as of the beginning of the fiscal year in which the EITF is applied and the cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings. Early adoption is not permitted.	Fiscal years beginning after Dec. 15, 2008	Currently being evaluated
EITF 08-3, Accounting by Lessees for Nonrefundable Maintenance Deposits applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. Payments to a lessor that are not substantively and contractually related to maintenance of the leased asset are not within the scope of this Issue. If at lease inception a lessee determines that it is less than probable that the total amount of payments will be returned to the lessee as a reimbursement for maintenance activities, the lessee shall consider that when determining the portion of each payment that is not within the scope of this Issue. Maintenance deposits within the scope of this Issue shall be accounted for as a deposit asset.	Jan. 1, 2009	Currently being evaluated
EITF 08-5, *Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement*, applies to liabilities issued with an inseparable third-party credit enhancement (for example, debt that is issued with a contractual third-party guarantee) when they are measured or disclosed at fair value on a recurring basis. This Issue does not apply to a credit enhancement provided between a parent and its subsidiary or between corporations under common control. This issue does not apply to the holder of the issuer's credit enhanced liability. The issuer of a liability with a third-party credit enhancement that is inseparable from the liability shall not include the effect of the credit enhancement in the fair value measurement of the liability. For example, in determining the fair value of debt with a third-party guarantee, the issuer would consider its own credit standing and not that of the third-party guarantor. The proceeds received by the issuer for liabilities within the scope of this Issue represent consideration for both the liability and the credit enhancement purchased on the investor's behalf. Therefore, the proceeds received from the investor shall be allocated to both the premium for the credit enhancement and to the issued liability.	First reporting period beginning on or after Dec. 15, 2008	Currently being evaluated

Description	Date of adoption	Impact
EITF 08-6, *Equity Method Investment Accounting Considerations*, clarifies how to account for certain transactions involving equity method investments. This Issue applies to all investments accounted for under the equity method and provides that an entity shall measure its equity method investment initially at cost in accordance with SFAS No. 141(R), paragraphs D3-D7 and contingent consideration should only be included in the initial measurement of the equity method investment if it is required to be recognized by specific authoritative guidance. Also, an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and shall not separately test an investee's underlying indefinite-lived intangible asset(s) for impairment. In addition, an equity method investor must account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor shall be recognized in earning, subject to certain exceptions. An investor should continue to apply the guidance in paragraph 19(1) of Opinion 18 upon a change in the investor's accounting from the equity method to the cost method.	Fiscal years beginning on or after Dec. 15, 2008	Currently being evaluated
EITF 08-7, *Accounting for Defensive Intangible Assets*, applies to acquired intangible assets in situations in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset), unless the intangible asset must be expensed in accordance with other literature. Defensive intangible assets could include assets that the acquirer will never actively use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. A defensive intangible asset should be accounted for as a separate unit of accounting. It should not be included as part of the cost of the acquirer's existing intangible asset(s) because the defensive intangible asset is separately identifiable. An entity shall determine a defensive intangible asset's useful life by estimating the period over which the defensive intangible asset diminishes in fair value. The period over which a defensive intangible asset diminishes in fair value is a proxy for the period over which the reporting entity expects a defensive intangible asset to contribute indirectly to the future cash flows of the entity, in accordance with paragraph 11 of SFAS No. 142. This Issue is effective for intangible assets acquired on or after the first annual reporting period beginning on or after Dec. 15, 2008.	Effective for intangible assets acquired on or after the first annual reporting period beginning on or after Dec. 15, 2008	No material impact; however, these changes may affect potential future intangible assets

Description	Date of adoption	Impact
EITF 08-8, *Accounting for an Instrument (or an Embedded Feature with a Settlement Amount that is Based on the Stock of an Entity's Consolidated Subsidiary*, clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock and therefore should not be precluded from qualifying for the first part of the scope exception in SFAS No. 133, paragraph 11(a) or from being within the scope of EIFT 00-19. This Issue applies to instruments (and embedded features) in the consolidated financial statements of the parent, whether those instruments were entered into by the parent or the subsidiary. Freestanding financial instruments (and embedded features) within the scope of this Issue are not precluded from being considered indexed to the entity's own stock in the consolidated financial statements of the parent, provided the subsidiary is a substantive entity. If not a substantive entity, the instrument or embedded feature would not be considered indexed to the entity's own stock. The consensus in Issue 07-5 shall be applied when determining whether the financial instrument (or embedded feature) is indexed to the entity's own stock and shall be considered in conjunction with other applicable GAAP in determining the classification of the instrument. Also, an equity-classified instrument within the scope of this Issue shall be presented as a component of noncontrolling interest in the consolidated financial statements, whether the instrument was entered into by the parent or the subsidiary. However, if an equity-classified instrument within the scope of this Issue was entered into by the parent and expires unexercised, the carrying amount of the instrument would be reclassified from the noncontrolling interest to the controlling interest.	Fiscal years beginning on or after Dec. 15, 2008	Currently being evaluated

23. SUBSEQUENT EVENTS

FORWARD TRANSACTIONS (see Note 20)

The Company had share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to stock-based compensation plans. Prior to Dec. 31, 2008, NOVA Chemicals agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009.

The counterparty had the election to settle the remaining forward transaction for 2,312,100 notional common shares if the closing price of NOVA Chemicals' common shares on any three consecutive trading days commencing Feb. 1, 2009 was U.S. $8 or less. The stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. NOVA Chemicals paid the counterparty $88 million on Feb. 12, 2009.

TOTAL RETURN SWAP (see Note 8)

The total return swap was amended on Feb. 22, 2009 to extend the termination date through June 30, 2010 and reduce the equity notional amount. Of the $52 million cash collateral posted as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals.

CREDIT FACILITIES (see Note 8)

On Jan. 28, 2009, the $68 million facility expiring on Mar. 15, 2009 was reduced to $33 million.

The $33 million facility described above, the $350 million facility expiring June 30, 2010, the total return swap and NOVA Chemicals' Accounts Receivable Securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling twelve-month basis. At Dec. 31, 2008, the Company was in compliance with these financial covenants. Effective Jan. 28, 2009, NOVA Chemicals amended these financial covenants for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008, results and include the quarter ending Mar. 31, 2008, results. These amendments provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent which include the following:

- amending the Accounts Receivable Securitization programs' financial covenants to mirror the amended covenants for the revolving credit facilities, which was completed on Feb. 13, 2009 (see Accounts Receivable Securitization Programs below);
- securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 (see $150 Million Financing below); and
- securing an additional $100 million by June 1, 2009 of which $50 million was secured as part of the $150 Million Financing.

The Company anticipates that further amendments to its debt covenants will be required with an effective date no later than June 30, 2009. These amendments are expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 on compliance with the rolling twelve-month cash flow and interest coverage ratio limits.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS (see Note 3)

On Feb. 13, 2009, NOVA Chemicals amended the financial covenants of its U.S. and Canadian Accounts Receivable Securitization programs to mirror the amended covenants for the revolving credit facilities. In addition, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. As of Mar. 5, 2009, $119 million was sold under the programs.

$150 MILLION FINANCING

On Feb. 22, 2009, the Company secured a $150 million revolving credit facility with Export Development Canada (EDC), and a syndicate of three Canadian banks that expires on June 30, 2010. This $150 million exceeds the $100 million of new financing required to be raised by Feb. 28, 2009 as a condition subsequent to the covenant relief referred to above. The $50 million of excess financing may be used toward meeting the additional $100 million of financing required by June 1, 2009 as a condition subsequent of the same covenant relief. This new revolving credit facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap and NOVA Chemicals' Accounts Receivable Securitization programs.

INTERNATIONAL PETROLEUM INVESTMENT COMPANY (IPIC)

On Feb. 23, 2009, the Company entered into an arrangement agreement (the Arrangement Agreement) with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for cash consideration of U.S. $6.00 per share (Canadian $7.52 per share based on an exchange rate of 1.2541), subject to the satisfaction or waiver of certain conditions discussed below. The acquisition would be implemented by way of court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement). The actual Canadian equivalent cash consideration per share will vary based on the exchange rate.

The total value of the Arrangement, including assumption of NOVA Chemicals' net debt obligations, is approximately U.S. $2.3 billion.

In connection with the Arrangement, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility may only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. The maximum amount that can be drawn on the Backstop Facility is limited to $250 million less NOVA Chemicals liquidity above $175 million on Apr. 1, 2009. The amount drawn and all related interest and fees will be payable upon expiration of the facility on June 30, 2010. The Backstop Facility is governed by the same quarterly financial covenants as the $33 million and $350 million revolving credit facilities, the total return swap, the new $150 million financing and NOVA Chemicals' Accounts Receivable Securitization programs. NOVA Chemicals anticipates that further amendments to its debt covenants for all these facilities will be required with an effective date no later than June 30, 2009, as discussed in Credit Facilities above.

The Arrangement will be subject to court and regulatory approval and other conditions, including the approval by holders of at least 66 2/3% of the shares represented in person or by proxy at a special meeting of NOVA Chemicals' shareholders to be held on Apr. 14, 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement is not subject to any financing condition. The Arrangement Agreement provides for a termination fee of $15 million payable by NOVA Chemicals to IPIC in certain circumstances, including where NOVA Chemicals' Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party. In certain circumstances where the Arrangement Agreement is terminated, including under any circumstances where NOVA Chemicals' shareholders do not approve the Arrangement, the Company may be required to reimburse up to a maximum of $3 million of IPIC's expenses incurred in connection with the Arrangement Agreement. In addition, if the Arrangement Agreement is terminated under certain circumstances, including where NOVA Chemicals' Board of Directors changes its support for the Arrangement or NOVA Chemicals terminates the Arrangement Agreement to enter into a transaction agreement with a third party, then the Backstop Facility would be terminated and any amounts outstanding thereunder would need to be repaid, including any unpaid interest. In addition, under the Backstop Facility the Company would need to pay an additional termination fee under such circumstances equal to (i) $5 million dollars or (ii) if any amounts are outstanding under the Backstop Facility 2.5% of such amount. NOVA Chemicals has also agreed to pay an upfront fee equal to $7.5 million and a commitment fee of up to approximately $254,000 with respect to the Backstop Facility. The upfront fee and the commitment fee are payable upon the maturity date or other termination of the Backstop Facility.

Terms and conditions of the amended total return swap, amended credit facilities, amended Accounts Receivable Securitization programs, $150 million financing and the Backstop Facility reflect market conditions.

ADDITIONAL FINANCING PLANS

On Feb. 22, 2009, NOVA Chemicals agreed to jointly develop a financing plan with certain of its existing lenders. The plan would only be implemented if the Arrangement (referred to above) or an alternative transaction to acquire NOVA Chemicals was not completed. The Financing Plan would provide for the refinancing of all or part of the Company's existing debt and the raising of incremental liquidity. Pursuant to the Financing Plan, NOVA Chemicals would issue both debt securities and equity securities or other hybrids in one or more financings or public or private offerings. The Company has agreed with certain of its existing lenders that such issuance of equity or equity-like securities would be intended to raise net proceeds of not less than $300 million.

Investor Information

Annual Meeting

Shareholders are invited to attend NOVA Chemicals' annual and special meeting on Tuesday, April 14 at 2:30 p.m. at NOVA Chemicals' United States Operating Center – 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States.

Shareholder Information

For inquiries on stock-related matters, including dividend payments, stock transfers and address changes, contact NOVA Chemicals' Shareholder Relations, toll free, at 1-800-661-8686 or via e-mail to: shareholders@novachem.com.

Requests for Additional Information

For copies of NOVA Chemicals' quarterly reports, additional copies of this annual report, or to order a complete shareholder information package, please send an e-mail to: publications@novachem.com.

Corporate Contact Information:

NOVA Chemicals Corporation
1000 Seventh Avenue S.W. P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

NOVA Chemicals U.S. Operating Center
1550 Coraopolis Heights Road
Moon Township, PA, USA 15108

Phone: 403-750-3600 (Canada)
412-490-4000 (United States)
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

Transfer Agent and Registrars:

CIBC Mellon Trust Company
600 The Dome Tower
333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: 403-232-2400
Toll free: 1-800-387-0825
Fax: 403-264-2100
Internet: www.cibcmellon.com

Share Registration

NOVA Chemicals' common shares are listed on the New York and Toronto Stock Exchanges under the trading symbol "NCX." On December 31, 2008, approximately 83 million common shares were outstanding and there were approximately 10,400 registered shareholders. NOVA Chemicals' common shares are transferable at the Vancouver, Calgary, Toronto, Montréal and Halifax offices of CIBC Mellon Trust Company. The common shares are also transferable at The Bank of New York Mellon, Jersey City, New Jersey.

Non-Resident Investors

Dividends paid to non-resident shareholders are subject to Canadian withholding tax, generally at the rate of 15% for the United States and other countries where Canadian tax treaties apply, and 25% for non-treaty countries. Certain exemptions or refunds may be available to residents of the United States and other countries where Canadian tax treaties apply. Under regulations in effect in the United States, the Company is generally subject to the U.S. backup withholding rules, which would require withholding at a rate of 28% on dividends and interest paid to certain U.S. persons who have not provided the Company with a taxpayer identification number. Please consult your tax advisor for more information.

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NOVA CHEMICALS IS BUILDING ON FUNDAMENTAL STRENGTHS

- Cost Advantaged Production
- Value Adding Technology
- Expanding Global Markets

NOVA Chemicals

www.novachemicals.com